Exhibit 99.3

XPeng Inc. 2025 ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX

XPENG GROUP 2025 ESG REPORT 02

CONTENTS

About This Report 03

Message from the Board of Directors 04

CEO's Letter 05

About XPENG Inc. 07

XPENG History 08

XPENG's 2025 Sustainability Milestones 09

XPENG's Honors 10

XPENG's Sustainable Development 14

Sustainability Management 15

Sustainability Governance Framework 15

ESG Empowerment Building 16

Stakeholder Engagement 17

Double Materiality Assessment 17

Appendix 24

Key Performance Indicators 124

Content Index 128

Feedback Form 138



Environmental

Intelligent Future for Low-carbon Mobility

Climate Response 21
Leading the Low-Carbon Future

1.1 Climate Governance 29

1.2 Green Operations 39

1.3 Green Ecosystem 47



Social

Intelligent Product for Shared Value

Product Safety 52
Upholding Safety Responsibility

2.1 Quality Products 58

2.2 Thoughtful Services 72

2.3 Employee Responsibility 79

2.4 Sustainable Supply Chain 96

2.5 Social Co-Creation 101



Governance

Intelligent Governance for Sustainable Growth

AI Governance 110
Pursuing Safe and Reliable Co-Governance

3.1 Compliance Management 114

3.2 Risk Management 116

3.3 Business Ethics 118

3.4 Information Security 121

About This Report
Confirmation and Approval
Disclaimer
Source of Information
Unless otherwise specified, the information and data cited in this report all come from the Company’s official documents, statistical and financial reports, as well as other related public documents. XPeng Inc. guarantees that this report is free from any false statements, misleading statements or major omissions, and the Board of Directors is responsible for the truthfulness and accuracy of its content.
Certain statements in this report are forward-looking statements regarding our future goals and plans, which are based on management’s current expectations. Actual results, performance or achievements may materially differ from those expressed or implied in these statements due to uncertainties and other factors. The Company disclaim any obligation to update any forward-looking statement contained herein. This report was confirmed by the Company’s senior management and its ESG Steering Committee and approved by the Board of Directors on March 20, 2026. Reporting Scope
References
Reporting Standards
This report covers XPeng Inc. and its subsidiaries . The reporting period is from January 1, 2025 to December 31, 2025 (the “Reporting Period”), in line with the fiscal year. The time frame for some of its content has been extended. Unless otherwise stated, this report adopts CNY as the monetary unit.
This report refers to the Environmental, Social and Governance (ESG) Reporting Guide in
Appendix C2 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing
Limited (HKEx) and the Global Reporting Initiative (GRI) Standards. This report was prepared in accordance with the above mentioned standard requirements, following communication with the stakeholders, analysis of material issues, collection of relevant information, compiling of the corresponding report, as well as management verification, in order to ensure that its content complies with the reporting principles of materiality, quantitative, balance and consistency.
To abide by the consistency principle of reporting and ensure meaningful comparison, no material change has been made to the methodology or key performance indicators adopted by the Company for the year ended December 31, 2025 as compared to those for the year ended December 31, 2024.
For convenience of expression and reading, “XPeng Inc.,” “XPENG,” “the Company” and “we” in this report, all refer to XPeng Inc. and its subsidiaries. Access to this Report
This report is available in Simplified Chinese, Traditional Chinese and English. The Simplified
Chinese version shall prevail if there is any consistency among these versions.
This report can be viewed or downloaded on the Hong Kong Exchanges and Clearing
Market website (http://www.hkexnews.hk/), as well as on the Company’s official website
(www.xiaopeng.com). For any inquiries or suggestions regarding this report, please contact us using the following contact information:
XPeng Inc.,
No.10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC
Phone: 020-6680 6680
Fax: 020-6680 6689
CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 03

Message from the Board of Directors
The Board of Directors of the Company (the “Board”) places sustainability high on the agenda of corporate governance. In accordance with the requirements of the Environmental, Social and Governance Reporting Guide of the Hong Kong Exchanges and Clearing Limited the “HKEx”), XPENG has established and continuously improved its ESG governance mechanism. We have refined our ESG governance framework and elevated the Board’s role in overseeing and engaging with ESG matters. In doing so, we have fulfilled our corporate social responsibilities, and promoted the Company’s long-term and stable development, laying a solid foundation for our pursuit of sustainable development goals (SDGs).
ESG Governance
As the highest governance body of the Company, the Board assumes ultimate responsibilities for XPENG’s ESG strategies, policies, and performance, and authorizes the ESG Steering Committee, headed by the President of the Company, to assist the Board in managing and making decisions regarding ESG-related matters. The ESG Steering Committee is responsible for overseeing the formulation and implementation of the Company’s ESG strategic goals, regularly reviewing the effectiveness of policy execution, and reporting to the Board on a periodic basis. At the implementation level, the Company has established an ESG Working Group dedicated to handling daily planning and coordination of ESG-related matters as well as assisting the ESG Steering Committee in overseeing and reviewing tasks, receiving guidance and supervision from the committee.
ESG Risk Management
XPENG fully recognizes the significant impact of ESG risks on the Company’s operations. In 2025, the Company dynamically updated its ESG issues in line with industry trends, regulatory requirements, and policy moves and conducted materiality assessments of these ESG issues through stakeholder surveys, expert reviews and Board sessions. During this process, based on the double materiality principle, we systematically identified risks and opportunities related to relevant issues. The Board, based on the prioritized list of material ESG issues, clarified the key directions for the Company’s annual ESG management, and has reviewed and confirmed the analysis results of the 2025 materiality issues, ensuring that resources focus on the critical areas for the Company and society.
ESG Goal Management
In 2025, XPENG continued to follow the requirements of the HKEx Environmental, Social and Governance Reporting Guide, and set and implement the Company’s ESG strategy and annual goals with reference to international best practices. We regularly track the progress of goal implementation and coordinate internal resources to achieve goals. The Board unremittingly oversees and reviews the progress towards ESG goals to ensure that the Company’s strategy and goals can promptly respond to changes in its external environment and business development.
CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 04

During the 2026 Spring Festival, our XPENG humanoid robot, IRON, was deployed to “work” at the Beijing Auto Museum, where it interacted with children from across the country. One child asked a question about “the warmth of technology,” and IRON replied, “The true warmth is understanding your heart like an old friend.” I couldn’t agree more. This is precisely the spirit that drives XPENG’s pursuit of intelligent technological innovation.
In 2025, XPENG upgraded its mission to “become a smart technology company trusted and loved by users worldwide.” I firmly believe that whether an intelligent technology company can win the favor of its users depends on whether its products can make users feel valued and cared for. And that happens only when the Company truly understands human nature, ensuring that its R&D and application of intelligent technology always remain people-oriented. This is both a reflection on technology and the original aspiration that motivates us to go forward.
History has proven that technology is the driving force and starting point for changes in production and lifestyles, while “empowering people” remains the objective and destination of value creation. The intelligent technology products we build must not only comprehend the laws of the physical world, but more importantly, people’s genuine needs such as safety, durability, convenience, aesthetics, and enjoyment. In 2025, adhering to the principle of “customer first,” we systematically enhanced our automotive products in five key dimensions, including safety, space, dynamics, energy efficiency, and refined perception, tailored to users’ concerns and needs.
I would like to emphasize that safety is the bottom line we uphold at XPENG. Last year, a Danish P7 owner accidentally collided with a train at a railway crossing. While the car was severely damaged, the passenger cabin remained intact and the owner was completely unharmed. Recently, another XPENG’s road test video went viral online. Four mischievous children were lying in the middle of the road, but fortunately they were detected in advance by our VLA 2.0, which automatically decelerated the car and promptly alerted the test driver to brake in time. Though this real-life case was deeply concerning, it also solidified our resolve to make our intelligent assisted driving technology even safer. Every year, many lives are lost globally due to traffic accidents. Yet with the help of intelligent technology, I believe that we can reduce these tragedies. Making every journey safe is what I believe is the true warmth of technology.
Looking ahead, I firmly believe that XPENG’s pursuit of intelligent technology will ultimately achieve the mission of “empowering everyone through technology.” On that day, intelligent mobility will not just be a novelty for tech enthusiasts, but a lifestyle accessible to everyone. Two years ago, we pioneered in making advanced intelligent driving assistance features available in vehicles priced below CNY 150,000. In 2025, we once again outpaced our peers by launching the VLA 2.0 technology. Recently, I have been experiencing this technology almost every week, and time and again, I am amazed by its smooth handling in complex road conditions, its precise responses to unexpected situations, and even its human-like thinking and adaptability. I am confident that the rapid evolution of intelligent technology will soon make “intelligent driving that Chinese parents love to use” a reality for all.
A solid technical foundation is essential to truly understanding our users. To understand the complex physical world and diverse human needs, an intelligent technology product must first possess a smart “brain” and keen “senses.” Our self-developed Turing AI Chip, with a single- chip computing power reaching up to 750TOPS, serves as the cornerstone for high-quality learning and decision-making in both our intelligent vehicles and robots. Meanwhile, we have launched industry-leading, mass-produced intelligent products for diverse scenarios, including ground transportation, low-altitude mobility, and humanoid robotics, thereby accumulating a wealth of experience in “perceiving” the complex physical world.
Bringing People-Oriented Intelligent
Technology to the World
CEO’s Letter
Understanding Users to
Create More People-Oriented Intelligent Technology
He Xiaopeng
CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 05

We are proud that the value and warmth of XPENG’s intelligent technology are being perceived and recognized by an increasing number of overseas users. From product sales to R&D and manufacturing, our global footprint is expanding at an accelerated pace. As of the end of 2025, our products had been available in over 60 countries and regions, and we ranked first in annual overseas sales of pure electric vehicles among China’s emerging automakers. We have established R&D centers in locations such as Silicon Valley and Munich, and have invested in localization projects in Austria, Malaysia, and Indonesia. Furthermore, our international workforce is growing rapidly. This pride also carries a profound sense of responsibility. As we deepen our connections with users and partners worldwide, our awareness of global public challenges has become increasingly acute. In the face of complex sustainability issues, particularly climate change, technological ethics, and social inclusion, a company that aspires to be beloved by global users must embrace its responsibilities and play an active role in creating a better future. In terms of climate action, XPENG integrates the philosophy of energy conservation and emission reduction into the entire product lifecycle and consistently pursues green and low-carbon operations. We also adopt lightweight design, optimized electric drive systems, enhanced energy consumption management, and low-carbon materials to comprehensively reduce the carbon footprint of our products. Compared with traditional fuel vehicles, XPENG vehicles produced in 2025 are expected to reduce carbon emissions by over 6 million tons throughout their entire lifecycle. At the corporate operations level, we actively advance the improvement of our energy management system and energy-saving technology retrofit projects, expand the share of photovoltaic power generation, and practice water resource conservation and pollutant management. Recently, from the robots dazzling at the Spring Festival Gala to the nationwide “AI shrimp farming” craze, AI has been rapidly permeating daily life. However, global risks and debates surrounding AI are also intensifying. As a pioneer in the field of physical AI, XPENG is committed to maintaining a strict bottom line on technological safety and ethics while pursuing bold innovation. Internally, on the one hand, we actively carry out AI capability building and support employees in using tools such as AI Agent to enhance work efficiency and quality. On the other hand, we are developing an AI governance framework across multiple dimensions, including data compliance, R&D ethics, and information security, to ensure that we are doing the right things. Externally, XPENG also actively assists families, schools, and non-profit organizations in conducting AI literacy education activities, aiming to cultivate a generation that is both proficient in using AI and capable of using it for good. Beyond green and intelligent technology products, we are also bringing our “XPENG ” culture to the world. Since its founding, XPENG has placed special emphasis on conducting initiatives together with its car owners and employees. At the COP30 conference in 2025, the youth climate education program under the XPENG Foundation was presented by the Ministry of Ecology and Environment of the People’s Republic of China as an annual case. This honor was achieved together with nearly 1 million of our car owners, as well as our employees. Over the past year, I have been delighted to see an increasing number of employees and car owners participating in activities across diverse topics both in China and globally. These efforts include supporting low-income families, fundraising for Alzheimer’s patients, and advocating for barrier-free mobility. By addressing social issues and inspiring our users and employees, we demonstrate the warmth of a technology company that transcends borders and languages. The growth of XPENG over the past decade has fundamentally benefited from the global wave of green and low-carbon transformation. Looking toward the next decade, I believe that we will see an era defined not only by a deeper entrenchment of the concept of sustainable development in our collective consciousness, but also by the rapid adoption of artificial intelligence, and this will bring about profound changes to human civilization. From Turing chips to embodied intelligence, from intelligent vehicles to flying cars, and from China to the world, XPENG is forging ahead in the race for technological and product innovation. Simultaneously, we are answering the question of “the warmth of technology” through our concrete actions. The answer is clear. An intelligent technology company can only go further and stand firmer when it truly understands people’s needs and “empowers people.” Going Global: A Commitment to Greater Responsibility CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 06

AI Cars Launched 9 original models Flying Cars Introduced 7 original aircraft models AI Robots Introduced 5 prototype robots Founded in 2014, XPENG is a technology company focused on future mobility and is dedicated to the design, R&D, manufacturing, and sales of smart electric vehicles for global users. Since its inception, XPENG has been actively pioneering in the fields of AI cars, flying cars, and AI robots. Specifically, we have devoted 11 years to exploring AI cars, with multiple original models launched into the market. We have been developing flying cars for 12 years and are building two flight systems for low-altitude travel. We have been advancing robotics technology for seven years, evolving our product line through multiple generations—from quadruped robots to biped robots, and further toward humanoid robots. Built upon nearly 12 years of technological accumulation, XPENG has developed a full-stack, in-house Physical AI system spanning multiple areas such as chips, operating systems (large models), and intelligent hardware. This system provides the technological foundation for deploying XPENG’s technologies in embodied intelligence platforms including AI cars, Robotaxis, humanoid robots, and flying cars. Upholding an open and inclusive philosophy, XPENG is promoting cross-regional and cross-cultural communication and integration to attract global talent from the automobile, Internet, and other sectors. To date, XPENG has established nine R&D centers worldwide and employed over 27,000 people, with R&D personnel comprising over 40% of the workforce. Headquartered in Guangzhou, XPENG has set up R&D centers in cities such as Beijing, Shanghai, Shenzhen, and Zhaoqing, with intelligent manufacturing bases in Zhaoqing and Guangzhou. We have built a global R&D and sales network, including R&D centers in Silicon Valley (the U.S.) and Munich (Germany), as well as subsidiaries across Europe. Through this globalization strategy, XPENG has assembled a large-scale, diverse, and cross-sector team with independent R&D capabilities. In July 2025, XPENG announced the launch of its first global localization project in Indonesia, marking its first overseas localization strategy. In September 2025, we announced that our first European localization project would commence in Q3 2025 at Magna’s facility in Graz, Austria. In December 2025, XPENG officially initiated its localization project in Malaysia. About XPENG Inc. CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 07

XPENG History
2015 2018 2020 2022 2024
2017 2019 2021 2023 2025
XPENG was officially incorporated
Entered into XPENG Series B, B1, and B2 financing arrangements Delivered XPENG’s first smart EV model, G3
Delivered XPENG’s second smart EV model, P7 Listed on the New York Stock Exchange (NYSE) (stock code: XPEV)
Launched the first self-operated store in Europe Delivered XPENG’s fourth smart EV model, G9 Delivered XPENG’s sixth smart EV model, X9 Delivered XPENG’s seventh smart EV model, MONA M03 Delivered XPENG’s eighth smart EV model, P7+
Entered into XPENG Series A, A1, and A2 financing arrangements Entered into Series C financing arrangements
Listed on the Hong Kong Stock Exchange (HKEx) (stock code: 9868) Delivered XPENG’s third smart EV model, P5 Formed strategic partnership with Volkswagen Group Delivered XPENG’s fifth smart EV model, G6 Delivered the world’s first L3-level computing AI car, XPENG G7 Delivered the future AI luxury sedan coupe, all-new XPENG P7 Rolled off the 1 millionth vehicle Initiated localized production in Europe and Malaysia
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Emergency Relief for the
Xigaze Earthquake in Xizang
January February March April May July October November December January 2026
XPENG’s 2025 Sustainability Milestones XPENG donated CNY 1 million to the earthquake- stricken area in Xigaze, Xizang, to support emergency rescue and post-disaster reconstruction, which demonstrated its commitment to corporate social responsibility. He Xiaopeng Attends the China Development Forum In his keynote speech titled “Developing New Quality Productive Forces Through Technological Innovation,” He Xiaopeng emphasized. “We aim to make long-term preparations for globalization, not competing on price, but differentiating through technology along a mid-to-high-end path, while achieving win-win outcomes with our global partners.” XPENG Wins the “Climate Lighthouse Exemplar Award” at the Shanghai Climate Week In his keynote speech titled “Developing New Quality Productive Forces Through Technological Innovation,” He Xiaopeng emphasized. “We aim to make long-term preparations for globalization, not competing on price, but differentiating through technology along a mid-to-high-end path, while achieving win-win outcomes with our global partners.” Strategic Partnership with the BP Pulse on Charging Network XPENG entered into a strategic partnership with the BP Pulse to jointly deploy ultra-fast charging networks in core cities and deliver a higher-density, higher-quality, safer, and more reliable charging experience for users. XPENG X9 Awarded Guangdong’s First Automotive Product Carbon Label The long-range version of the XPENG X9 received Guangdong’s first automotive product carbon label. This milestone reflects our proactive response to national and provincial initiatives on building a comprehensive product carbon footprint management system, as well as our smart and innovative solutions to promoting industrial green transformation and supporting the high-quality development of “Beautiful Guangzhou” and the Greater Bay Area. XPENG Receives CDP Climate “B” Rating, Ranking the Highest Among Chinese Automakers XPENG received a B rating on its first participation in the CDP Climate Disclosure Rating. Our practices in climate action, risk and opportunity management, supply chain collaboration on emissions reduction, and high-quality data disclosure were highly recognized by this globally authoritative institution, marking a critical step forward in sustainable development and transparent information disclosure. No.1 in Brand Reputation, Sales Experience, and Service Experience According to the 2025 China Automotive Net Promoter Score (NPS) Study released by the International Automotive Quality Standardization Association, XPENG ranked first for brand reputation, sales experience, and service experience in the new energy vehicle market. Launching the “XPENG Youth Action · Sparking Plan” with the XPENG Foundation Through closely supported micro-grants, the program, which symbolized a spark of light, funds professional institutions focused on environment, technology, and community, with particular attention to partners exploring AI ethics and applications. The initiative aims to foster innovative public-welfare collaboration in the field of AI for good. Launch of XPENG Technology Park, the New Global Headquarters The new global headquarters of XPENG located in Guangzhou, officially commenced operations. It provides a green, intelligent, and human-centric working environment for more than 13,000 employees and has become a new landmark for technological innovation in Guangzhou. Refresh of Corporate Culture and Values Simplicity Drives Efficiency Integrity&Respect Empowering Everyone Through Technology Customer Centricity One Mission, One Team 4th Anniversary of the XPENG Foundation Since its foundation four years ago, the XPENG Foundation has consistently focused on environmental protection and youth science education. Its initiatives have been included in the “2025 Corporate Climate Action Case Collection” published by the Center for Environmental Education and Communications of the Ministry of Ecology and Environment, and were showcased at COP30, contributing insights and exploratory practices of a Chinese company to global climate governance. 2025 XPENG AI Day Focusing on the theme of “Physical AI,” XPENG released four applications, including the XPENG VLA 2.0, the XPENG Robotaxi, the all-new IRON, and two AeroHT flying car systems. Meanwhile, He Xiaopeng, Chairman and CEO of XPENG, officially announced that XPENG’s positioning was upgraded to “a mobility explorer in the physical AI world and a global embodied intelligence company.” “XPENG AI Intelligent Manufacturing Tour” Opens! Relying on XPENG’s global headquarters and intelligent manufacturing plant as two exploration centers, the initiative aims to create a new landmark for AI technology, culture, and tourism in the Greater Bay Area. It will also promote community co-creation through better access to technology. “Family Day” for XPENG’s 11th Anniversary XPENG hosted its first Family Day event at the new Guangzhou headquarters, where more than 20,000 employees and their families celebrated the Company’s growth together. We have established a holistic employee well-being system focused on “dining, health, learning, family, benefits and working environment” to continuously foster a culture that creates a sense of belonging and shared progress. Aid for Tai Po Fire Relief in Hong Kong XPENG donated HKD 5 million to support emergency aid for affected residents, mental health services, and specialized care for vulnerable groups including the elderly, children, and those with chronic illnesses, fulfilling its social responsibility as a company in the Guangdong-Hong Kong-Macao Greater Bay Area. Mission and Vision Renewal XPENG unveiled its new brand mission, “to become a smart technology company trusted and loved by users worldwide” and its brand vision of being an “explorer of future mobility.” The Company further established “Technology + Sustainability” as its strategic guideline for long-term and steady development. He Xiaopeng Attends the Guangdong Provincial High-Quality Development Conference XPENG P7+ and MONA M03 Receive the Industry’s First Tier-1 Energy Efficiency Certification He Xiaopeng said that XPENG would make every effort to promote the development of new quality productive forces through technological innovation and contribute to the economic and social development of Guangdong Province. Participation in the 3rd China International Supply Chain Expo XPENG showcased multiple intelligent technology products at the expo, demonstrating its technological innovation and collaborative capabilities in the smart electric vehicle industry chain. This effort also promoted “chain-wide win-win cooperation” and contributed to the sustainable development of the industry.
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CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX

XPENG GROUP 2025 ESG REPORT 10

XPENG's Honors

Highest AAA rating among global peers for three consecutive years
2023-2025 MSCI ESG Ratings

Included in S&P Global Sustainability Yearbook (China Edition) for three consecutive years
2023-2025 S&P Global

B rating on Climate Change
Carbon Disclosure Project (CDP)

2025 Corporate Governance Excellence Award & ESG Excellence Award
Chamber of Hong Kong Listed Companies (CHKLC)

2025 Enterprise (Park) Climate Action Case
Center for Environmental Education and Communications of the Ministry of Ecology and Environment

2025 China New Growth ESG Innovation Practice List
HBR China

2025 "Climate Lighthouse Exemplar Award" for Supply Chain
Shanghai Climate Week

2025 Automotive Enterprise Carbon Management System Evaluation "5-Star Enterprise"
Energy-saving and Green-development Assessment Center for Automotive Industrial

2025 People's Enterprise Social Responsibility Case
People.cn (People's Daily Online)

Guangdong Carbon Label Certificate
China Quality Certification Center Guangzhou Branch

2025 ESG Practice Excellent Case — Human Resources and Benchmark Case
China Times

2025 Sustainable Brand Exemplar Value Chain Leadership Award
Huxiu

2025 ESG Low-Carbon Practice Award
Southern Weekly

China Automotive Industry Sustainable Development Practice Case
China Association of Automobile Manufacturers

National Intellectual Property Advantageous Enterprise
China National Intellectual Property Administration

Annual Excellent ESG Governance Case
China Automobile Research Institute

High-Tech Enterprise
Department of Science and Technology of Guangdong Province, Department of Finance of Guangdong Province, and Guangdong Provincial Tax Service of State Taxation Administration

2025 Guangdong-Hong Kong-Macao Enterprise ESG Excellent Practice Case and Social Pioneer Model
Guangzhou Daily

ESG Competitiveness Model — Responsible Procurement
2025 Golden Bee Corporate Social Responsibility — China Ranking

Guangzhou Artificial Intelligence Application Pioneer List Enterprise (First List)
Guangzhou Municipal Bureau of Industry and Information Technology

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XPENG GROUP 2025 ESG REPORT 11

Products and Services — XPENG Product Awards in 2025



XPENG

- New Energy Vehicle Market
  No.1 in Brand Reputation
  No.1 in Sales Experience
  No.1 in Service Experience

International Automotive Quality Standardization Association (IAQSA) — China Automotive Recommendation Study



XPENG X9

- Plug-in Hybrid MPV
  No.1 in Product Quality Recommendation
  No.1 in Comprehensive Product Reputation
- 2025 Best Luxury Electric Vehicle Award

International Automotive Quality Standardization Association (IAQSA) — China Automotive Recommendation Study
Indonesian leading media Carvaganza



XPENG G7

- China New Energy Vehicle Electrical Safety 5-Star Certification
- 2025 CAERI Extreme Heat Summer Test: Extreme Heat Quality Vehicle and Extreme Heat Health Vehicle

China Automotive Technology and Research Center Co., Ltd. (CATARC) Automotive Evaluation Management Center
China Automotive Engineering Research Institute Co., Ltd. (CAERI)


2025中国充换电行业
十大超充桩品牌
广州小鹏智慧充电科技有限公司
2025中国充换电行业
十大最具投资价值品牌
广州小鹏智慧充电科技有限公司
2025中国充换电行业
十大超充站运营商品牌
广州小鹏智慧充电科技有限公司

XPENG Charging

- 2025 China Top 10 Supercharging Pile Brands in the Vehicle Charging and Battery Swapping Industry
- 2025 China Top 10 Supercharging Station Operator Brands in the Vehicle Charging and Battery Swapping Industry
- 2025 China Top 10 Most Investable Brands in the Vehicle Charging and Battery Swapping Industry

2025 11th China International Electric Vehicle Charging and Battery Swapping Industry Conference



XPENG X9 Kunpeng Super Range-Extender System

- 1st "World's Top 10 Range-Extender Systems"

Automotive Evaluation Research Institute



XPENG P7+, and XPENG Mona M03

- Level-1 Energy Efficiency Certification

China Automotive Energy Efficiency Development and Testing Certification Professional Alliance


ULTRA URBAN
XPENG G6

XPENG G6

- CARWOW 2025 "Best Tech Car Award" "

Britain's authoritative automotive media CARWOW



XPENG P7+

- CATARC C-GCAP Triple 5-Star Certifications

China Automotive Technology and CATARC

XPENG P7 Hualu Award —Electric Car of the Year Automotive Observer and Tsinghua University Automotive Engineering Development Institute XPENG P7 Xuanyuan Award — Best Design of the Year Auto Business Review and EFS Consulting Austria XPENG P7 China Automotive Health Index 5-Star Certification China Automotive Engineering Research Institute Co., Ltd. (CAERI) XPENG P7 Automotive Industry Summit Award — Best New Car of the Year International Automotive Quality Standardization Association (IAQSA) XPENG P7 Huayu Award — China Exemplary Smart Cockpit of the Year J.D.Power XPENG P7 2025 Top 10 Low Wind Noise Models Low Wind Noise Class A Highest Level Certification China Automotive Engineering Research Institute Co., Ltd. (CAERI) XPENG P7 Car Design of the Year Southern Finance Omnimedia Group and 21st Century Business Herald XPENG P7 Netease Cross-Sector Design Award Netease News
Products and Services — XPENG Product Awards in 2025
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Global Talent Magnet Employer 2025 Extraordinary Employer
2025 NFuture AI Recruitment Practice Pioneer Award LinkedIn 2025 Best Digital Intelligence Employer Forbes China 2025 Top 100 Best Employers in China Zhaopin 2025 “Worth Going” Employer Maimai 2025 NFuture Most Popular Employer Among College Students Nowcoder Nowcoder Liepin Employees CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 13

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 14

XPENG's Sustainable Development

Mission: To become a smart technology company trusted and loved by users worldwide

Vision: Explorer of future mobility

Positioning: A mobility explorer in the physical AI world and a global embodied intelligence company

Sustainable Development Governance: A three-level sustainable development governance framework consisiting of the Board of Directors, the ESG Steering Committee, as well as the ESG Working Group and the E/S/G Communication Matrix Group effectively enhance internal ESG management capabilities

Sustainable Development Focus Areas

Environmental

Climate Change, Emissions Management, Water Resource Management, Resource Use Efficiency, Biodiversity Conservation, Circular Economy, Hazardous Substances Control, and Green Technologies and Products

Social

Employee Rights and Diversity, Occupational Health and Safety, Talent Attraction and Development, Sustainable Supply Chain Management, Community Engagement and Social Contribution, Product Quality and safety, Technological Innovation, Intellectual Property Protection, and Customer Service and Satisfaction

Governance

Business Ethics, Risk and Crisis Management, and Information Security and Privacy Protection

SDGs

Environmental:



Social:



Governance:



Key Performance Indicators

Environmental

- Short-term Carbon Target: By 2027, to reduce carbon emissions per passenger vehicle by 9% over their entire lifecycle compared to 2023, and lower carbon emission intensity from corporate operations by 38%
- Long-term Carbon Target: To achieve carbon neutrality throughout the lifecycle of our products and in corporate operations by 2050
- Clean Energy: Annual clean energy consumption totaled 73,000 MWh, with photovoltaic power generation reaching 106,000 MWh
- Low-carbon Products: Compared to traditional fuel vehicles, the electric vehicles produced throughout the year can reduce greenhouse gas emissions by over 6 million tons over their entire lifecycle
- Water Recycling: During the reporting period, manufacturing plants saved a total of over 270,000 tons of water through reclaimed water reuse
- Green Charging: Over 3,150 self-operated charging stations covering more than 430 cities; innovatively launched the "Shared Home Charging" model
- Green Public Welfare: As of the end of 2025, we conducted over 2,500 environmental education activities, covering XPENG stores, primary and secondary schools, and communities, directly serving over 80,000 children of appropriate age

Social

- Product Quality: 7 affiliates of XPENG has obtained ISO 9001 quality system certification, and won the "2025 Quality Progress Award" and the "2025 Quality Management Figure Award," ensuring product quality
- Product Safety: 3 models received five-star safety rating from C-NCAP, 3 models received five-star safety rating from EURO NCAP, and 2 models obtained five-star ratings from both C-NCAP and C-GCAP. XPENG is firmly upholding safety standards
- Technological Innovation: We launched the XPENG Physical AI ecosystem, including AI cars and AI robots, innovating mobility solutions
- R&D Capabilities: We invested CNY 9,490 million in product and technology R&D, with R&D personnel accounting for 44.79% of the workforce, and obtained 516 new authorized patents
- Customer Service: Customer satisfaction reached 97.36%, demonstrating our commitment to serving customers with care
- Talent Recruitment: We recruited 7,810 new employees during the year, injecting innovative vitality into the Company
- Employee Empowerment: The proportion of employees received training was 97.3%, with an average training duration of 14.9 hours per person, supporting employee self-growth
- Employee Benefits: We implemented the "Sixfold Care to Appeal" Program, providing over CNY 4.1 million in employee maternity funds
- Employer Branding: The Company won five talent employer-related awards
- Responsible Supply Chain: 100% of the suppliers signed the Integrity Commitment Letter, ensuring the integrity and transparency of the supply chain
- Mutual Progress: We conducted 813 supplier training sessions in 2025, building a sustainable supply chain through multi-dimensional efforts
- Charity: As of the end of 2025, XPENG had invested a total of over CNY 34.88 million in public welfare and charity, consistently giving back to society through concrete actions
- Community Influence: As of the end of 2025, we recorded over 2,100 registered volunteers, fostering a harmonious community

Governance

- Compliance Awareness: We conducted 70 compliance training sessions to strengthen the legal and regulatory compliance consciousness among all employees
- Integrity Management: Anti-corruption training exceeded 6,277 hours, with 13,316 employee participations, promoting a culture of integrity
- Governance Enhancement: The proportion of independent non-executive directors is 60%, improving governance standards
- Board Participation: Four board meetings were held, with a 100% attendance rate among all directors
- Risk Management: The proportion of business audits covered reached 100%
- Information Security: We successfully renewed ISO 27001 Information Security Management System and ISO 27701 Privacy Information Management System certifications. No information security breaches or other cybersecurity incidents occurred throughout the year, fulfilling XPENG's data and information security responsibilities

Corresponding Chapters

- Environmental: Intelligent Future for Low-carbon Mobility
- Social: Intelligent Product for Shared Value
- Governance: Intelligent Governance for Sustainable Growth

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 15

Sustainability Management

XPENG is committed to integrating sustainable development principles into its corporate strategy and governance system, continuously optimizing its sustainable development governance framework, and actively promoting stakeholder engagement. With precise identification of key ESG issue, the Company makes relentless efforts to strengthen the management foundation of sustainable development governance, thereby creating long-term value for society.

Sustainability Governance Framework

XPENG continues to refine its top-level ESG governance design, and has established a Board-led sustainable development governance framework. This framework clarifies responsibilities at all levels, integrates ESG strategic decision-making, management, and execution processes, and continuously enhances the Company's sustainable development management capabilities


Board of Directors
ESG Steering Committee
Chairperson: Vice Chairman/Co-President
Members: PICs of various departments
ESG Working Group
Team Leader:
Secretary of the Board/ Vice President
Team Members:
ESG Coordination Group + Liaison Representatives from Relevant Departments
Environmental
Social
Governance
Stakeholder Communication
(IR, GR, and PR, Public Welfare)
Coordinating green operations, responding to environmental regulations, green finance and other related matters
Coordinating XPENG Foundation, employee growth and care, and other related social issues
Coordinating governance framework, compliance, risk management and other related governance issues
Coordinate ESG related stakeholder communication matters
PICs of all related departments
PICs of all related departments
PICs of all related departments
PICs of all related departments

Sustainability Governance Framework

Responsibilities of the Sustainable Governance Structure

	Composition	Responsibilities
Board of Directors	Members of the Board	·Assume overall responsibility for ESG work and oversees the Company's ESG direction and strategy ·Identify, assess and manage any significant ESG risks in the Company's business ·Regularly meet and receive reports from the ESG Steering Committee and other relevant management teams ·In charge of reviewing and approving the Company's Sustainability Report and other ESG Management policies ·Review and sign off on materiality assessment results ·Oversee information security activities
ESG Steering Committee	Led by the President of the Company, along with senior management of core divisions	·Formulate the Company's ESG vision, goals, strategies, policies, etc. ·Design and optimize the ESG management organizational framework, and authorize the ESG Working Group to develop systems and improve processes ·Monitor the implementation of the Company's ESG strategy, review the progress towards the ESG goals, and provide advice regarding ESG performance ·Assess ESG related impacts, risks and opportunities, providing reports on ESG progress and relevant advises to the Board on a yearly basis ·Review the Company's ESG reports and other ESG related information disclosures
ESG Working Group	Led by high and mid-level management of core departments	·Responsible for the daily execution of ESG strategies set forth by the Board and the ESG Steering Committee ·Establish and improve the ESG management system, develop ESG management policies, and operational procedures ·Coordinate and collaborate with departments under the ESG Steering Committee, regularly organize cross-departmental meetings and work exchange activities ·Conduct specialized research and business projects based on risks and opportunities identified by the ESG Steering Committee, and report ESG achievements in timely manner ·Preparing ESG reports, and assisting the ESG Steering Committee in carrying out supervision and assessment

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 16

ESG Empowerment Building

XPENG systematically enhances its ESG capabilities by establishing a digital communication platform and knowledge base, and conducting regular cultural awareness campaigns and training sessions, with the aim to enhance the understanding of and commitment to ESG practices among employees.

To deepen employees' understanding and identity of ESG principles, we have launched the "XPENG ESG" Feishu subscription channel. This platform systematically establishes a regular communication mechanism covering ESG disclosure, case studies, knowledge dissemination, and cross-departmental resource collaboration, thus effectively raising internal awareness and deepening ESG practices within the Company. As of December 31, 2025, the platform had published a total of 10 thematic reports, with total views exceeding 320,000.

Concurrently, we have officially launched the "Sustainability (ESG) Knowledge Space" on the knowledge management platform HaoHan, making it available to all employees. This platform systematically integrates the ESG foundational knowledge framework, annual reports, a core resource library, and internal case studies, continuously raising ESG awareness across the organization.

Through systematic training and empowerment, we promote the internalization of ESG values and their translation into action by establishing a multi-tiered and regular mechanism for cultural communication and engagement.

Case: ESG Culture Publicity

In October 2025, we established a dedicated ESG cultural wall in our public areas. Under the theme "Every XPENG Employee Is a Practitioner of Sustainability," the wall visually illustrates the deep connection between employees' daily work and our ESG goals. At the same time, we created a dedicated ESG exhibition area in our headquarters showroom. Centered on the theme of "Making 'Technology + Sustainability' Our Compass for Steady and Sustainable Development," this space uses multimedia interactive displays to systematically showcase our ESG achievements and strategic plans, conveying our commitment to sustainable development and our long-term vision.


绿色生产
绿色供应链
绿色设计
绿色运营
绿色出行

ESG Exhibition Area in XPENG Headquarters Showroom


每一位小鹏人
都是可持续的践行者

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 17

Stakeholder Engagement

XPENG prioritizes stakeholder concerns and takes them as a key basis for developing corporate strategy and identifying major risks and opportunities. To this end, the Company has established a systematic sustainability communication mechanism and diverse communication channels to gain a deeper understanding of stakeholders' needs. We actively collaborate with stakeholders to engage them in corporate governance, with the aim of promoting the joint creation and shared benefits of sustainable value.

Stakeholders	Key Issues	Communication Methods
Government and regulatory authorities	·Corporate governance ·Risk and crisis management ·Climate change	·Government-enterprise symposium ·Information filing
Customers	·Product quality and safety ·Customer service and satisfaction ·Information security and privacy protection	·Online promotion ·Offline exhibitions and promotional activities ·WeChat public account ·Product launch ·Market research ·Customer satisfaction survey
Employees	·Employee rights and interests and diversity ·Occupational health and safety ·Talent attraction and development	·Townhall meeting ·Employee training ·Internal and external websites
Investors	·Corporate Governance ·Risk and crisis management ·Information security and privacy protection	·General Meeting of Shareholders ·Roadshow ·Regular information disclosure ·Email and phone inquiries
Partners	·Sustainable supply chain management ·Product quality and safety ·Business ethics	·On-site investigation ·Supplier meetings and audits ·Supplier Contracts and Agreements ·Supplier training
Community	·Community engagement and social contribution ·Climate change	·Participating in community projects ·Social welfare activities
Media and NGOs	·Climate change ·Green technology and products ·Community engagement and social contribution	·Press conference ·Media briefings

Double Materiality Assessment

XPENG fully recognizes the critical importance of materiality assessment in improving ESG governance. We conduct annual materiality assessments to identify the direction of our sustainability management initiatives. In 2025, we systematically assessed our actual and potential impacts in the environmental and social pillars to identify and prioritize key ESG issues. The resulting materiality matrix has clarified our core sustainability management priorities and will drive continuous improvements in our ESG governance.

ESG Issue Identification

We attach great importance to the expectations and needs of our stakeholders. Through regular stakeholder surveys, and based on industry benchmarking, compliance requirements and opinions of external experts, we have systematically identified 21 ESG issues. We systematically identify and assess the sustainability risks and opportunities that impact our operational performance and long-term strategy.

XPENG's ESG Issues

Environmental

- Climate Change
- Green Technologies and Products
- Emissions Management
- Resource Use Efficiency
- Circular Economy
- Biodiversity Protection
- Water Resource Management
- Hazardous Substance Management

Social

- Product Quality and Safety
- Employee Rights and Interests and Diversity
- Customer Service and Satisfaction
- Occupational Health and Safety
- Sustainable Supply Chain Management
- Information Security and Privacy Protection
- Talent Attraction and Development
- Technological Innovation
- Intellectual Property Rights Protection
- Community Engagement and Social Contribution

Governance

- Corporate Governance
- Business Ethics
- Risk and Crisis Management

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 18

Impact Materiality Assessment

To systematically assess the materiality of ESG issues, we established four evaluation dimensions, namely actual or potential impact, level of impact, likelihood, and recovery, based on the positive and negative impacts identified in our preliminary analysis, and developed specific scoring criteria for each dimension. We used a 0-to-5-point scoring system to quantitatively evaluate each dimension and, based on which stakeholders and external experts to rate the materiality of the issues of their concerns. Ultimately, we identified six material issues through statistical analysis.

Financial Materiality Assessment

To systematically assess the financial materiality of sustainability issues, effectively address related risks, and seize development opportunities, we identified the risks and opportunities associated with each issue by considering our financial condition and risk tolerance. We analyzed the potential financial impacts of each issue based on two dimensions, namely likelihood and severity, and conducted a quantitative assessment from each dimension using a scoring scale from 0 to 5. On this basis, and in conjunction with the financial risks and opportunities identified in the preliminary analysis, we ultimately identifying seven issues of financial materiality after organizing thematic workshops involving relevant key business departments and external experts.



Double Materiality Assessment Results

In 2025, as shown in the matrix below, we identified material issues based on the above assessments on impact materiality and financial materiality, as well as taking into account the opinions of third-party professional agencies, we have identified material issues, as shown in the matrix below. Among these, four issues are of financial materiality and impact materiality. The Company has incorporated the identified material issues into its daily risk management processes.

Double Materiality Matrix


High
ESG Impact Materiality Results
Low
Financial Materiality to XPENG
High
Environmental
Social
Governance
Climate Change
Emissions Management
Green Technologies and Products
Product Quality and Safety
Sustainable Supply Chain Management
Technological Innovation
Risk and Crisis Management
Employee Rights and Interests and Diversity
Occupational Health and Safety
Information Security and Privacy Protection
Intellectual Property Rights Protection
Circular Economy
Business Ethics
Resource Use Efficiency
Customer Service and Satisfaction
Talent Attraction and Development
Water Resource Managemen
Biodiversity Protection
Community Engagement and Social Contribution
Hazardous Substance Management
Corporate Governance

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 19

Analysis Results of Double Materiality Issues

Material Issue	Impact Materiality								Financial Materiality						
	Positive Impact/ Negative Impact		Impact Description	Value Chain of Impact	Period of Impact			holders of Impact	Risk	Opportunity	Risk/Opportunity Description	Value Chain of Impact	Period of Impact		
	Positive Impact	Negative Impact			Short-term	medium-term	long-term						Short-term	medium-term	long-term
Green Technologies and Products	✓		Continuous technological innovation can effectively reduce energy consumption and carbon emissions when using products, thus contributing to the transition to a low-carbon society	R&D	✓	✓	✓	Environment Consumers		✓	Outstanding energy efficiency and green technology are key differentiators for products, effectively enhancing brand image and attracting a growing number of environmentally conscious consumers	R&D, marketing and service	✓	✓	
										✓	Green product attributes and technologies help gain recognition in the capital markets, such as the successful issuance of green bonds, thereby optimizing the financing framework and reducing funding costs	R&D, marketing and service		✓	
Product Quality and Safety	✓		Outstanding vehicle quality and cutting-edge active safety technologies safeguard users' lives and property, set a high-level safety benchmark, and drive the advancement of safety standards across the entire smart vehicle industry	R&D and production	✓	✓	✓	Society Consumers	✓		If core components have design or manufacturing defects, this could trigger a large-scale recall, resulting in substantial repair and remediation costs, damaging brand reputation and customer trust, and undermining product sales and long-term profitability	Production and R&D	✓	✓	
		✓	Defects in critical components or under-performed production quality control may lead to product failures or accidents, directly endangering public transportation safety and consumer rights, triggering widespread public safety concerns and collective fight for rights protectiion, and wasting public administrative resources	R&D and production	✓	✓									
Sustainable Supply Chain Management	✓		A robust sustainable supply chain management system empowers suppliers to grow together and enhances the resilience and accountability across the entire industry ecosystem	Procurement		✓	✓	Society Suppliers	✓		Supply chain resilience risks: Over-reliance on key material suppliers or regions may impact production stability and customer deliveries in the event of a supply disruption	Procurement and OEM foundries		✓	✓
									✓		Supply chain ESG compliance risks: If a supplier is involved in a major environmental, labor, or corruption-related violation, the Company may face order losses, operational disruptions, and severe damage to its brand reputation	Procurement and OEM foundries		✓	✓
									✓		Conflict minerals traceability and compliance risks: As EU regulations and customer requirements become more stringent, failure to put in place an effective conflict minerals management system that supports their traceability to place of origin may result in compliance failures, lost orders, and legal risks	Procurement and OEM foundries			✓
Technological Innovation	✓		Technological leadership in fields such as autonomous driving, combined with the use of advanced AI simulation tools, can drive technological upgrades and efficiency improvements across the entire automotive industry, accelerate the widespread adoption of smart vehicles, and provide future mobility solutions for society	R&D		✓	✓	Society		✓	Successful technological innovations can deliver core product selling points, support brand premium pricing, and create new high-margin revenue streams	R&D, marketing and service		✓	✓

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 20

Environmental: Intelligent Future for Low-Carbon Mobility

01

【Climate Response: Leading the Low-Carbon Future】

1.1 Climate Governance **1.2 Green Operations** **1.3 Green Ecosystem**

XPENG deeply integrates green and low-carbon principles into its corporate strategy and the entire operational value chain. Relying on digital and intelligent innovation technologies, the Company actively promotes low-carbon transformation within its own operations and extends green management throughout the entire process of user mobility and industry chain collaboration. This comprehensive approach aims to create an intelligent, efficient, and green manufacturing system that injects sustainable momentum into future mobility.

Highlights：

- Annual clean energy consumption totaled 73,000MWh, with photovoltaic power generation reaching 106,000MWh
- Compared to traditional fuel vehicles, the electric vehicles produced in 2025 can reduce greenhouse gas emissions by over 6million tons over their entire lifecycle
- Over 3,150 self-operated charging stations covering 430+ cities

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX

XPENG GROUP 2025 ESG REPORT 21

【Climate Response: Leading the Low-Carbon Future】

XPENG gives high priority to addressing climate change and reducing carbon emissions in its sustainable development. Guided by science-based and transparent carbon targets, and driven by technological innovation in low-carbon product design, we integrate energy-saving and emission-reduction principles into the entire lifecycle of product design, manufacturing, logistics, usage and recycling, thereby continuously advancing the green transformation of business operations and product ecosystem.

Carbon Target[1] Planning

We have established a carbon target framework that encompasses both short-term actions and long-term visions. Guided by this framework, we decompose macro-level objectives into carbon reduction initiatives that can be implemented and measured, driving collaborative carbon reduction efforts throughout the value chain.

Our target system is as follows:


CO_2

In the short term

with 2027 as the milestone, we aim to reduce the carbon emissions per passenger vehicle over the entire lifecycle by 9% compared to baseline year (2023), while lowering the carbon emission intensity from operations (including Scope 1 and Scope 2) of our headquarters and manufacturing plants in China by 38%.

In the long term

we are committed to achieving carbon neutrality throughout the lifecycle of our products and in corporate operations (including Scope 1 and Scope 2) by 2050.

To ensure effective implementation of these targets, we systematically decompose the top-level carbon targets and integrate them into the entire business operations and product development process. On the product front, we reduce the carbon footprint across the vehicle's lifecycle through measures such as low-carbon design, enhanced energy efficiency, and increased use of recycled materials. In terms of operations, we achieve energy savings and emission reductions in production and operations by deepening clean energy substitution, implementing energy-saving technology transformations, and optimizing resource recycling systems. Along the value chain, we extend management boundaries upstream through supplier carbon empowerment, green logistics, and packaging optimization. This goal-driven, clearly defined action framework enables XPENG to steadily reduction efforts while collaborating with upstream and downstream partners to build a low-carbon, resilient industry ecosystem.advance its own emission.

Target Progress

During the reporting period, we implemented proactive improvement measures through vehicle lightweight design, improved energy use efficiency, increased proportion of clean energy usage, and energy-saving technological transformations in manufacturing. We also leveraged the opportunity provided by the national green power environment improvements to mitigate the impacts brought by the commissioning of new manufacturing plants, capacity expansion, and the launch of extended-range passenger vehicles, promoting continuous reduction in product carbon footprints and organizational operational carbon emissions. In 2026-2027, we will continue to advance related low-carbon improvement projects and explore measures while exploring the use of recycled materials to help achieve the three-year short-term carbon targets.

In 2025

XPENG's comprehensive per-vehicle product carbon footprint was **169.7** g CO_2eq/km, an **18**%[2] decrease compared to the baseline year

XPENG's operational carbon emission intensity (including Scope 1 and Scope 2) was **205.8** tCO_2e/CNY 100 million, a **29.9**% decrease compared to the baseline year

1
1. **Boundaries:**
   - Product carbon model boundaries: Models sold in Chinese mainland (2023 & 2027)
   - Organizational carbon geographic boundaries: New and old headquarters and their supporting office areas in Chinese mainland (2023 & 2027), XPENG vehicle and parts manufacturing plants in Chinese mainland (2023 & 2027)
2. **Carbon Emission Stages:**
   - Product carbon footprint: Raw material acquisition, whole vehicle manufacturing, and vehicle usage
   - Operational carbon emissions: Scope 1 refers to direct CO_2 emissions generated from the Company's operations consuming natural gas and diesel, including CO_2 emissions from waste treatment and refrigerant charging during vehicle manufacturing. Scope 2 refers to CO_2 emissions caused by the Company's consumption of purchased electricity, natural gas, and heat.
3. **Vehicle information premise:**
   - Mass production models are based on clear information, while vehicles under research are estimated based on mass production models;
4. **Corporate business information:**
   - This target is set based on the Company's strategic planning data at the design point of the 2025 carbon target;
5. **Methodology:**
   - Product carbon footprint: The accounting methodology mainly follows the Technical Specification for Life Cycle Carbon Emission Accounting of Passenger Cars issued by the China Automotive Technology & Research Center (CATARC) under industry associations. It primarily uses default carbon footprint factors provided in the standard for major material categories and calculates the vehicle product carbon level based on real carbon data of supplier parts derived from these default values.
   - Operational carbon emissions: The accounting of operational carbon emissions in this report follows industry standard practices, prioritizing the use of default emission factors based on major categories. Specifically, Scope 2 calculations use the grid emission factor predicted by the CATARC platform based on real data and local conditions in China, serving as a current and forward-looking source relevant to China, while parts also use authoritative default factors for the corresponding major material categories.

2 Data for the baseline year (2023) is actual data; data for 2025 is the current default value and will be revised if complete information is available.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 22

XPENG's Road to Carbon Neutrality: 2050 Vision

Key Milestones

2021

Developed carbon systems and conducted the inaugural disclosure

- Established the governance framework of "Board of Directors, ESG Task Force and ESG Working Group"
- Set up the Carbon Neutrality Project Working Group and launched the Company's construction of carbon management infrastructure
- Completed the inaugural disclosure of carbon emissions

Annual highlights

Received an MSCI ESG rating of "AA"

2023

Initiated research on carbon reduction and carbon neutrality

Launched research on carbon neutrality pathways and advanced business development in low-carbon design and manufacturing

Annual highlights

- Zhaoqing Plant was recognized as a "National Green Factory"
- Receive MSCI ESG rating upgrade to "AAA"
- Included in the S&P Global Sustainability Yearbook (China Edition) and awarded "Industry Mover"
- XPENG Green Home Project was awarded the "2023 CSR Case" by Southern Weekly

2024

Initiated the supply chain carbon initiative

- Launched Scope 3 carbon inventory for the supply chain and the "Supplier ESG Empowerment Program" to drive low-carbon transformation throughout the value chain

Annual highlights

- Awarded the "National Green Supply Chain Management Enterprise"
- Secured MSCI's top "AAA" Rating for the second consecutive year
- Included in the S&P Global Sustainability Yearbook (China Edition) and awarded "Industry Mover" for the second consecutive year

Progress in 2025

2025

Set carbon neutrality targets

- Proposed XPENG's carbon target plan and specified short-term carbon reduction targets and long-term carbon neutrality targets (please refer to 2027/2050 targets for more details)

Target Progress

↓ 18%

In 2025, XPENG's comprehensive product carbon footprint per vehicle reached 169.7 gCO_2eq/km, a decrease of 18% compared to the base year

↓ 29.9%

In 2025, XPENG's carbon emission intensity from operations (including Scope 1 and Scope 2) reached 205.8 tCO_2e per CNY 100 million of revenue, a decrease of 29.9% compared to the base year

Key initiatives for carbon target implementation

- roduct: Strengthen low-carbon design, enhance energy efficiency, and increase the use of recycled materials to reduce the carbon footprint throughout the lifecycle of vehicles; (please refer to "Climate Response: Leading the Low-Carbon Future — Product Carbon Footprint, Low-Carbon Design", etc.)
- Operation: Deepen clean energy substitution, implement energy-saving technology retrofits, and optimize resource recycling systems to achieve energy conservation and emission reduction during production and operations; (please refer to "1.2 Green Operations, 1.3 Green Ecosystem", etc.)
- The value chain: Extend management boundaries upstream through supplier carbon empowerment, green logistics, and packaging optimization. (please refer to "Climate Response: Leading the Low-Carbon Future — Low-Carbon Logistics, 2.4 Sustainable Supply Chain", etc.)

Annual highlights

- XPENG X9 received Guangdong Province's first automotive carbon label
- Secured MSCI's top "AAA" Rating for the third consecutive year
- Conducted the inaugural CDP climate disclosure and received a B rating
- Awarded the "Five-Star Enterprise" for Automotive Enterprise Carbon Management System Evaluation
- Included in the S&P Global Sustainability Yearbook for the third consecutive year
- Received the "Lighthouse Model Award for Supply Chain" at Shanghai Climate Week
- Included in the 2025 Corporate Climate Action Case by the Ministry of Ecology and Environment

Short-Term Targets

2027

Three-Year Targets

↓ 9%

- By 2027, we aim to reduce the carbon emissions per passenger vehicle over the entire lifecycle by 9% compared to 2023.

↓ 38%

- By 2027, we aim to lower the carbon emission intensity from operations (including Scope 1 and Scope 2) of our headquarters in China and manufacturing

Long-Term Targets

2050

Carbon Neutrality

- We are committed to achieving carbon neutrality throughout the lifecycle of our products and in corporate operations (including Scope 1 and Scope 2) by 2050.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX

XPENG GROUP 2025 ESG REPORT 23

Product Carbon Footprint

To achieve precise emission reduction, XPENG has established a multi-level product carbon footprint accounting system covering "components, vehicles and fleets," which provides quantitative basis for assessing environmental impacts and identifying key areas for emission reduction.

During the reporting period, XPENG developed the Organizational Carbon Emission Accounting Standards and the Vehicle Product Carbon Footprint Accounting Standards in line with international guidelines, authoritative standards such as the *Technical Specification for Life Cycle Carbon Emission Accounting of Passenger Cars*, and the Company's specific circumstances, thereby ensuring standardized and refined carbon management. Based on the China Automotive Life Cycle Assessment Model (CALCM) and the core data from the China Automotive Life Cycle Database (CALCD), as well as the China Industrial Carbon Emission Information System (CICES) and the Automotive Life Cycle Assessment Tool (OBS), we conducted product carbon footprint assessments for key models including the 2025 P7+, G6, G9, X9, and Mona. The accounting boundary covers major stages such as raw material acquisition, vehicle production process, and vehicle use process. Compared to traditional fuel vehicles, the electric vehicles produced by XPENG in 2025 are expected to reduce carbon dioxide emissions by over 6 million tons throughout their lifecycle.

XPENG Product Carbon Footprint Results

Model	Full Lifecycle Carbon Emissions(gCO_2e/km) in 2024	Full Lifecycle Carbon Emissions (gCO_2e/km) in 2025[3]	CPP Average for Same-class Fuel Vehicles (gCO_2e/km)	Difference Rate[4]
P7+ (Pure Electric)	177	174	271	-36%
G6 (Pure Electric)	212	185	311	-41%
G9	246	214	367	-42%
X9 (Pure Electric)	285	262	345	-24%
Mona		143	246	-42%

3 We have adopted the same methodology as the CPP for our calculations and comparisons, specifically covering carbon emissions from raw material acquisition, vehicle manufacturing, and vehicle usage.

4 It refers to the difference between the full lifecycle carbon emissions of XPENG's models in 2025 and the average emissions of gasoline-powered models in the same class as the CPP.

XPENG X9 Awarded Guangdong Province's First Vehicle Carbon Label Certification

To promote the development of domestic carbon management systems, XPENG actively participated in Guangzhou's "National Carbon Peak Pilot City Construction Innovation Practice" and the "2025 Guangdong Carbon Label Pilot Program" initiated by the Guangzhou Municipal Bureau of Ecology and Environment. On November 26, 2025, the X9 model was awarded the first automotive product carbon label certificate in Guangdong, serving as a replicable benchmark for carbon management practices within the industry. The certificate was assessed by the Guangzhou Branch of the China Quality Certification Center (CQC) in accordance with standards such as ISO 14067, and was certified and issued by the Carbon Label Professional Committee of the Guangdong Low-Carbon Development Promotion Association.



CERTIFICATE OF PRODUCT CARBON FOOTPRINT

CERTIFICATE NO.: GDCF-CQC-2025-0015

The assessment organization assessed the product carbon footprint according to related procedures to confirm the authenticity and validity of the following contents:

Name/Specification:	XPENG X9 Long Range 2WD (NHQ6530BEVHB)
Applicant/Address:	Guangzhou Xiaopeng Motors Technology Co., Ltd. No. 10 Fengzhuang Street, Cencun, Tianhe District, Guangzhou
Factory/Address:	Zhaoqing Xiaopeng New Energy Investment Co., Ltd., Guangzhou Branch No. 1, Pengxing Huan Street, Huangpu District, Guangzhou, Guangdong
Data Collection Period:	2024.01.01-2024.12.31
Functional Unit:	1 km travel service provided by 1 XPeng X9 long-range 2WD (NHQ6530BEVHB) during its life cycle (the life cycle driving mileage is set at 240,000 km)
Product Carbon Footprint Data Per Functional Unit:	213.69 $g\,CO_2e$
Standards and/or Rules Followed in Verification:	ISO14067/PAS2050
System Boundary:	Raw material acquisition stage, vehicle manufacturing stage and usage stage (excluding distribution stage and recycling and disposal stage)

Guangdong Low-Carbon Development Promotion Association

Guangdong Product Carbon Footprint Association

Assessment Organization: China Quality Certification Centre Guangzhou Branch

Date of first certification: 26th Nov, 2025 Valid until: 25th Nov, 2027

XPENG X9 Awarded Vehicle Carbon Label Certification

Low-Carbon Design We are dedicated to integrating environmentally friendly principles into the product design. Through systematic lightweight design, electric drive system optimization, energy consumption management improvement, and the application of low-carbon materials, we continuously reduce carbon emissions throughout the vehicle lifecycle, thus delivering more efficient and eco-friendly smart electric vehicles. Lightweight Design: XPENG continuously promotes lightweight and high-rigidity design. In 2025, the application of aluminum alloy integrated die-casting technology in key components such as the front cabin and the rear floor was further expanded to G6, G7, G9, X9, all-new P7, and future key models. This technology increases body rigidity by approximately 60% while effectively reducing vehicle weight, achieving energy savings and emission reductions. Moving forward, we will continue to explore and apply lightweight design without compromising performance. Production Process Innovation: XPENG collaborates with upstream material and component suppliers on the R&D and large-scale application of the “molten aluminum direct supply” short-process technology. This approach achieves deep decarbonization in production through supply chain innovation. In this model, high-temperature molten aluminum from aluminum smelters is directly transported to component processing workshops, eliminating multiple intermediate steps in traditional processes such as ingot casting, storage, transportation, and remelting. This reduces defects such as porosity in castings, improves component quality, and significantly lowers carbon emissions during material procurement and component manufacturing phases. Battery Management Optimization: We adhere to an environmentally friendly and efficient philosophy in optimizing battery development technology, deeply improving the battery management system, and enhancing battery energy utilization efficiency. Additionally, we continuously improve battery charging and discharging technologies by efficiently recovering and reusing energy from vehicle braking, coasting, and other processes, which ensures that every energy recovery event is more precise and effective, maximizing the conversion of recovered energy into usable battery power. As a result, we significantly enhance the vehicle’s driving range, delivering a longer-lasting and more reliable travel experience for our users. Powertrain Upgrades: We continue to pursue breakthroughs in powertrain energy efficiency. During the reporting period, we applied the upgraded motor assembly system to the XPENG X9 with the super range-extending system technology. By employing 0.2 mm self—adhesive silicon-steel with segmented magnetic-steel design, an NW planetary coaxial reducer, and full-active lubrication technology, the system achieves a CLTC comprehensive efficiency of 93.5%, an improvement of 1.5 percentage points over the previous generation. The higher efficiency enables the X9 to deliver 452 km of pure-electric range and a combined range of 1,602 km, reducing energy consumption during operation. Energy Consumption Management Enhancement: Through R&D innovations in intelligent and precise technologies, XPENG continuously optimizes energy consumption during the usage phase, helping to lower carbon emissions throughout the vehicle lifecycle. In collaboration with national-level automotive innovation centers, we have optimized route selection and global speed control strategies tailored to user navigation and intelligent driving scenarios, effectively lowering in-use energy consumption. At the same time, we have established a comparative analysis process between WLTP-rated range and real-world range, improving the accuracy of energy consumption prediction. Low-Carbon Materials Application: We systematically integrate low-carbon and eco-friendly principles into the material development phase, ensuring the sustainability and low-carbon characteristics of selected materials. In 2025, we introduced Dinamica®, an eco-friendly suede-like interior material, which is made from recycled polyester using a water-based manufacturing process. This material delivers exquisite aesthetics and skin-friendly texture, with significant reductions in energy consumption and carbon emission during production. Our criteria for material selection prioritize low-carbon recycled feedstocks and non-grain bio-based materials. We conduct carbon footprint accounting in accordance with ISO 14067 to progressively minimize the environmental impact throughout the lifecycle of materials and scale up the adoption of green materials.
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XPENG GROUP 2025 ESG REPORT 25

Large-Scale Application of Molten Aluminum Direct Supply Process

XPENG has implemented the "molten aluminum direct supply" short-process technology on a large scale at its Component Plant, achieving safe and direct delivery of high-temperature molten aluminum from the aluminum plant to the component workshop. Through specialized transportation and thermal insulation systems, the molten aluminum is stably charged into the on-machine holding furnace, effectively ensuring production continuity and process stability.

This innovative model has been filed as a national invention patent (Application No.202511952524.5), offering a process solution with independent intellectual property rights. This practice not only provides a reliable pathway for decarbonization within XPENG's supply chain but also offers a replicable and scalable reference for the die-casting industry in pursuing low-carbon, intensive, and efficient production methods.


Delivery of high-temperature molten aluminum to the workshop


倒液作业
人员禁止靠近
当心烫伤
合力锂电
High-temperature molten aluminum charging into machine-side holding furnace

XPENG Achieves the Target for Reducing Electricity Consumption per 100 Kilometers

To continuously enhance the green competitiveness of its products, XPENG launched a dedicated energy consumption initiative in 2025 while setting a clear target to reduce electricity consumption by 0.3 kWh per 100 kilometers. Through a whole-process control mechanism encompassing target decomposition, bench verification and vehicle acceptance, we transformed the top-level goal into specific components and system-level technical tasks, ultimately achieving coordinated improvements in energy efficiency and carbon emission reductions. For example, by applying high-efficiency battery, motor and electrical control systems, the X-HP 3.0 intelligent thermal management system, low-drag design and precise driving control technologies, we managed to increase the driving range of XPENG P7+ (2025) by 136.5 kilometers. These efforts have also achieved breakthroughs in both energy efficiency optimization and user experience.

During the implementation of this initiative, we focused on technical breakthroughs and integrated optimization in five key areas, including intelligent control, thermal management, electric drive systems, tires, and air conditioning.

Intelligent Energy Management

Through collaborative optimization of route selection and global vehicle speed, the powertrain is optimized to operate in the high-efficiency zone, reducing vehicle energy consumption by 0.05 kWh.

1D+3D Coupled Thermal Management

We have developed a joint simulation model of vehicle energy consumption and occupant cabin comfort, precisely controlling air conditioning strategies in high/low temperature scenarios and reducing energy consumption by 0.05 kWh.

Electric Drive System Efficiency Improvement

We have adopted new processes and materials to comprehensively improve electric drive efficiency under various working conditions. This innovation has helped to reduce electricity consumption by 0.1 kWh.

Low-Temperature Low-Rolling Resistance Tires

By adopting new formulations, tread patterns, and processes, we effectively reduce tire rolling resistance under low-temperature conditions, lowering energy consumption by 0.05kWh.

Dual-Layer Airflow Air Conditioning Technology

Through air distribution and temperature zoning control, we optimize air conditioning operation efficiency in low-temperature environments, achieving energy savings of 0.05 kWh.

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XPENG GROUP 2025 ESG REPORT 26

Low-Carbon Logistics

XPENG highlights great importance on the environmental impact of its logistics operations and actively adopts measures to reduce carbon emissions in areas such as logistics packaging reduction and transportation. The Company is committed to building a green and low-carbon logistics and transportation system.

Green Packaging: In our packaging strategy, we consistently promote the use of reusable packaging, upgrading original wooden frames and disposable cardboard boxes to reusable metal racks. For necessary packaging liners, we are dedicated to using environmentally friendly and easily recyclable green materials. For vehicle component transportation, we minimize the use of packaging materials for special parts by adopting metal racks and separating components. In 2025, we further implemented standardized and reusable packaging initiatives by optimizing metal box and rack size standards and launching packaging leasing models. As a result, the packaging standardization rate of all manufacturing plants has exceeded 97%. Meanwhile, we actively encouraged suppliers to improve their packaging by optimizing component layouts and packaging materials, increasing loading rates, and eliminating standalone plastic bag packaging. Through these efforts, we have optimized the packaging solutions for 149 component types. For instance, we replaced disposable paper liners and thin blister trays with reusable thick blister trays, thus addressing issues such as component displacement and difficulties in recycling packaging materials. This approach significantly reduces disposable packaging material consumption while ensuring component quality. Through these systematic improvements, we have achieved ongoing progress in increasing packaging reuse and reducing material consumption, further strengthening resource conservation and environmental friendliness in the supply chain.

The packaging standardization rate across all manufacturing bases has exceeded **97%**

A total of **149** packaging solutions for component types have been optimized.

Green Logistics: We continuously optimize transportation strategies by transitioning to new energy vehicles, improving the load rate of transport vehicles, and adjusting the proportion of water and rail transportation to minimize carbon emissions during transportation. During the reporting period, we not only required logistics suppliers to use trucks meeting China's Phase V vehicle emission standards, but also encouraged suppliers to increase the proportion of new energy vehicles in their fleets. Furthermore, through collaboration with international maritime freight logistics suppliers, we explored various carbon reduction methods, including the use of biofuel fuels, to achieve lower-carbon international vehicle logistics. In 2025, we deployed six pure-electric trucks at the Component Plant and built battery swap stations. At the same time, we introduced a fleet of 30 hydrogen-powered trucks for logistics operations at the Guangzhou Plant.


入口
中国物流
宁德时代·骐骥换电
Construction of Battery Swap Station at the Manufacturing Plant


东风华神
Deployment of Pure-electric Trucks at the Manufacturing Plant


Introduction of Hydrogen-powered Trucks at the Manufacturing Plant

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XPENG GROUP 2025 ESG REPORT 27

Green Initiatives in Logistics


P7+

Optimizing the mix of water-rail multi-modal transport: To improve the efficiency of water transport and railroad transport, we have increased the proportion of railroad transport in inland regions, and reduced the demand for connecting transport from ports to warehouses, as well as reducing unnecessary transport journeys.

Divisional power charging for equipment: The Company applied divisional power charging for the assembly-line's equipment charging room and its Autonomous Mobile Robots (AMRs), reducing both the travel distance for charging and energy consumption.

Increasing the full load rate: We adjust the vehicle loading order according to the contract structure and recent production schedules, and replenish in advance the inventory for under-loaded transport orders in line with sales forecasts, thus improving the full load rate and reducing the energy consumption and carbon emissions in transport.

Selection of logistics and transportation equipment: Lithium battery charging equipment is used in our transportation equipment to eliminate lead-acid battery and avoid polluting liquids. The Guangzhou Plant has achieved 100% use of lithium charging equipment.

Energy-saving with automated carriage equipment: The automated carried equipment at the Guangzhou Plant features standby energy-saving mode, which will operate in energy-saving mode during long non-task hours or off-work timeframe to reduce energy consumption.

Establishing logistics matching models: We precisely identify optimal regions, optimize component pickup routes, and shorten pickup distances based on models, which reduces energy consumption and lower carbon emissions.

Electrifying logistics equipment: In 2023, the Zhaoqing Plant deployed new energy unmanned tractors for in-plant distribution. During the reporting period, all new and existing logistics equipment in the manufacturing plants had run on electricity

Recycling
Cooperation with Suppliers to Procure Recycled Aluminum Low-Carbon Industry Collaboration 100% I n 2 0 2 5 , a t o t a l o f battery packs were recovered. We are progressively building a full-chain resource circular system ranging from batteries to charging facilities. 1,224 During the reporting period, the recycling rate for end-of-life power batteries owned by XPENG reached XPENG is fully aware of the importance of power battery recycling and resource recycling for environmental protection. We actively explore pathways for efficient resource utilization and recycling to gradually build a circular system that covers the entire product lifecycle. Resource Recycling XPENG systematically promotes closed-loop recycling in production and reduces lifecycle resource consumption and carbon emissions by establishing material traceability systems, optimizing recycling processes, and expanding the application of recycled materials. In building the resource recycling management system, we launched the Labeling Standard for Recyclable Automotive Components in 2018, which mandates that any plastics exceeding 100 grams per vehicle, along with rubbers, thermoplastic elastomers, composite materials, and other non-metallic substances over 200 grams, shall be clearly labeled with material types and recycling codes. This standard creates a closed-loop control mechanism spanning design input, supply chain communication, and physical verification, which lays the information groundwork for future vehicle end-of-life dismantling and material regeneration and facilitates the construction of an end-to-end traceable resource recycling system. Regarding the application of recycling technology, we have been advancing the aluminum plate closed-loop recycling project, in which aluminum plates that meet performance requirements are developed with a 100% recycling and processing of the aluminum plate scraps from the production lines, and they are then reused in car production. This project can reduce the consumption of primary aluminum by 40% per vehicle and cut carbon emissions by approximately 350 kilograms per vehicle. It is China’s first demonstration project for aluminum plate closed-loop recycling. In 2025, XPENG further expanded the application scope of recycled materials. We have adopted 40% recycled aluminum alloy materials in integrated die-casting components of multiple models including the G6, G9, G7, X9, P7+, and all-new P7. Looking ahead, we will continue to raise the proportion of recycled materials used in our models while integrating material labeling systems with downstream recycling networks, aiming to build a full-chain circular economy model covering “design, manufacturing, recycling, and regeneration,”which provides practical pathways for the circular transformation of the automotive industry. While continuously improving its low-carbon management systems, XPENG actively promotes industry-wide collaboration and has been deeply involved in the development of carbon management standards for new energy vehicles. Drawing on our practical experience in carbon accounting and product lifecycle management, we work closely with industry organizations such as the Society of the Automotive Engineers of China (SAE China) and its Standardization Committee, as well as Automotive Data of China (Tianjin) Co., Ltd (CATARC-ADC), to jointly advance the drafting and publication of several key industry standards. As of the end of 2025, XPENG has assisted in the completion of the development of three group standards, namely the Greenhouse gases—Quantification methods and requirements for carbon footprint of products—Electric vehicles, the Greenhouse gases—Quantification methods and requirements for carbon footprint of products—Traction batteries used in electric vehicles, and the Greenhouse gases—Quantification methods and requirements for carbon footprint of products— Driving motors used in electric vehicles. We are also participating in the drafting of the Greenhouse gases—Data format specifications for product carbon footprint—Road vehicles. These standards provide a crucial basis for unifying carbon footprint calculation methods across the industry and enhancing data comparability and transparency, while also laying a technical foundation for the low-carbon transition of the entire automotive supply chain. XPENG will be an active player to develop industry standards and promote the standardized development of full lifecycle carbon management systems. XPENG has partnered with its strategic supplier Shuai Yichi Group to build a “whole-vehicle recycled aluminum” closed-loop system. This initiative achieves highly efficient resource utilization across the entire value chain spanning from material regeneration to component reuse, thereby effectively reducing carbon emissions generated during vehicle manufacturing. Under this collaboration, Shuai Yichi Group utilizes external circular pathways to recycle aluminum components from XPENG’s scrapped vehicles, manufature them into high-performance alloy ingots of various specifications, and process these jngots into products such as extruded profiles, body structural components, steering knuckles, and motor housings. XPENG actively procures the recycled aluminum for the mass production of multiple models, significantly boosting the recycling rate of aluminum resources. Users can return scrap batteries from after-sales services or customers, to our after-sales service centers, where our maintenance technicians will inspect and dismantle them. These batteries are then handed over to qualified partners for eco-friendly treatment. We actively promote power battery recycling and encourage customers to prioritize XPENG’s official recycling channels. In addition, we register traceability information for recycled batteries and regularly report their flow to the national traceability platform to ensure lawful and compliant handling. In 2025, XPENG further expanded reuse scenarios for end-of-life batteries and related equipment and repurposed vehicle-end retired cells for charging infrastructure. By expanding charging sites and enhancing power output, we aim to optimize users’ charging experience, with testing scheduled for completion and trial operation in early 2026. In terms of charging facility operation and maintenance, we implement classified handling based on equipment status. Relatively new and high-availability used piles are reused at new stations. Equipment with high failure rates or outdated equipment is dismantled for reusable components as spare parts, achieving resource recycling. Battery Recycling XPENG has developed a whole-process management system for end-of-life power batteries, covering stages such as recycling, assessment, and reuse. We have clearly defined responsibilities for each stage to ensure compliant disposal and resource utilization of end-of-life batteries.
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XPENG actively fulfills its responsibility to address climate change and continuously promotes low-carbon transformation in the industrial chain through technological innovation and energy-saving and emission-reduction measures. Since 2021, with reference to the recommendations from the Task Force on Climate-Related Financial Disclosures (TCFD), XPENG has been engaged in climate change management in governance, strategy, risk management, metrics and targets, to improve its capacity to address climate risks and capitalize on climate-related opportunities. XPENG has established a three-tier climate governance framework of “decision-management-execution” based on its sustainable development governance framework and operational mechanisms. At the decision-making level, the Board of Directors serves as the highest decision-making body for climate risk management and is responsible for overseeing, reviewing and evaluating the Company’s sustainable development affairs as well as ESG strategy and implementation. At the management level, the ESG Steering Committee is responsible for discussing material ESG and climate change-related matters, identifying ESG and climate change risks, ensuring the effective operation of internal control and management systems, and promoting the coordinated implementation of ESG and climate change affairs within the Group. At the execution level, the Company has set up an ESG Working Group composed of middle and senior executives from core departments and responsible for implementing specific tasks and information compilation, regularly tracking and evaluating actual implementation, providing feedback on the effectiveness and related risks, and reporting work progress and improvement suggestions to higher-level decision-makers, forming a closed-loop management mechanism that features top-down deployment and bottom-up feedback. In terms of supervision and review, the Board conducts an annual review, the ESG Steering Committee holds quarterly thematic discussions, and the ESG Working Group advances and evaluates specific affairs on a monthly basis. This approach has ensured effective implementation of governance requirements. For detailed responsibilities of the Board and ESG Steering Committee, please refer to the “Sustainable Development Governance” section of this report. To enhance the professional capabilities of the Board and the management team in addressing climate change, we have incorporated climate change topics into the regular agenda of THE Board meetings. We also organize annual specialized climate risk training to continuously strengthen relevant knowledge and decision-making capabilities. In 2025, we conducted a thematic training on climate disclosure requirements for all directors. Meanwhile, the Company regularly convenes cross-departmental climate-themed seminars to facilitate interdepartmental collaboration in formulating climate action strategies, bolster the organization’s overall climate resilience, and proactively identify development opportunities presented by the low-carbon transition. To strengthen accountability, the Company is steadily advancing the linkage of climate performance with executive remuneration incentives. We have already linked the accomplishment of annual energy consumption targets to the remuneration of relevant management personnel. This clarifies carbon reduction responsibilities and ensures that strategic objectives are effectively achieved in business decisions and daily operations. 1.1 Climate Governance 1.1.1 Governance ESG Steering Committee Compliance & Assets Technological Innovations Operational Carbon Reduction ESG Steering Committee Carbon Planning Regulation ResponseS ESG and Regulatory Modules Assets ESG Module Carbon Finance Financial and Economic Modules Low Carbon Product Development R&D Modules Low Carbon Manufacturing Manufacturing Modules Low Carbon Supply Chain Supply Chain Module Low Carbon Manufacturing Process Manufacturing Modules Low Carbon Communication Management Branding and other modules Low Carbon Operations Administrative/Marketing Service Modules Low Carbon Recycling R&D/Sales/ Manufacturing/Supply Chain Modules Supporting Tools Carbon Data Management & Digitization Low Carbon Construction Administrative/Marketing Service Modules Group-level Carbon Emission Management Structure
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XPENG GROUP 2025 ESG REPORT 30

1.1.2 Strategy

To proactively identify and assess the potential impacts of climate change on the Company's business development, we have introduced climate scenario analysis tools. By simulating different future climate pathways, we systematically identify climate-related risks and opportunities that may have material impacts on XPENG, thereby providing scientific support for our strategy formulation.

Climate Scenario and Timeframe Confirmation

XPENG conducts climate scenario analysis with the aim of systematically evaluating the physical and transition risks that its business may encounter under various future climate pathways, which provides a quantitative basis for formulating forward-looking and resilient long-term strategies. With reference to internationally recognized scenario models from authorities such as the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA), as well as our business layout and value chain characteristics, we have selected representative brown scenario, baseline scenario, and green scenario as the analysis framework. Detailed information on various scenario types and timeframes used in the scenario analysis can be found in the table below.

Green Scenario	Baseline Scenario	Brown scenario
IPCC SSP1-2.6 Net Zero Emissions by 2050 Scenario (IEA NZE) 1.5°C	IPCC SSP2-4.5 Announced Pledges (IEA APS) 3°C	IPCC SSP5-8.5 4°C

Analysis Scope: Covering XPENG's Global Business Operations

Timeframe •Short-term: 2025-2027 •Medium-term: 2028-2030 •Long-term: 2031–2050

Scenario Description	Applicable Risk
IPCC SSP1-2.6: Ambitious and coordinated global climate action is being taken to limit the global average temperature rise to within 2°C above pre-industrial levels by 2100, while striving to keep warming within 1.5°C. The intensity of extreme weather events, such as typhoons and extreme precipitation, may increase slightly but remains overall within a manageable range. The frequency of heavy rainfall increases, resulting in phased increase in flood control and drainage pressures in coastal areas	Physical risks
Net Zero Emissions by 2050 Scenario (IEA NZE): Large-scale deployment of low-carbon technologies and related measures is essential for the world to achieve net-zero emissions in the energy sector by 2050. Core characteristics include strong global consensus on emission reduction targets and stringent policy enforcement. The electrification and intelligentization of new energy vehicles is advancing at a pace significantly faster than prevailing expectations. High-emission and energy-intensive sectors are rapidly curtailed, and carbon costs, compliance requirements, and technical thresholds increase significantly	Transition risks
IPCC SSP2-4.5: Greenhouse gas (GHG) emissions are expected to stabilize by the end of this century but will not decline significantly. By 2100, the global average temperature increase is projected to be kept within 3°C, reflecting a relatively neutral socio-economic development pathway. The proportion of strong typhoons will increase, and the recurrence period of extreme precipitation will shorten, which may have a certain impact on production stability and logistics efficiency	Physical risks
Announced Pledges (IEA APS): Governments worldwide have fully accomplished all announced climate and energy commitments on schedule. Compared to the NZE scenario, the APS scenario generally implies a more moderate energy system transformation speed and higher long-term temperature rise. Core characteristics include the continued promotion of new energy transformation at a relatively moderate pace. Policy and market changes are more predictable, with lower short-term impacts. Traditional technologies and new energy will coexist for a longer period. Gaps remain with long-term climate targets	Transition risks
IPCC SSP5-8.5: The global average temperature will rise significantly, potentially exceeding 4°C above pre-industrial levels, with socio-economic development moving toward a high-carbon trajectory heavily dependent on fossil fuels. Typhoon intensity and extreme precipitation increase markedly, potentially compounding with sea level rise to create risks that pose greater threats to manufacturing plants and supply chain security	Physical risks

1. **Reasons**
   - The scenarios reference IPCC (physical risks) and IEA (transition risks).
   - The timeframe provided by the selected data sources are consistent with our strategic planning timeframe and are in line with the *Paris Agreement*.
   - The selected scenarios help the Company assess climate-related risks and support our future management decisions

2. **Assumptions**
   - With analysis conducted in 2025, it is assumed that conditions at asset locations remain stable for the foreseeable period.
   - Climate mitigation measures are assumed to remain unchanged

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XPENG GROUP 2025 ESG REPORT 31

Climate Risk and Opportunity Assessment Results

XPENG has systematically conducted the identification and evaluation of climate-related risks and opportunities, aiming to assess the potential impacts of climate change on business operations, value chains, and long-term financial performance. Based on our current business layout and value chain characteristics, we have refined and screened the list of transition risks, physical risks, and related opportunities, and conducted a comprehensive assessment covering the affected areas, financial implications, and time horizons (short-, medium-, and long-term). Through scenario simulations and stress tests, we identified key assets, impacted segments, and business models that are exposed to or vulnerable under different climate pathways, while evaluating the associated financial impacts and strategic opportunities. s. These assessment results provide systematic insights into the potential impacts of climate factors on corporate operations and finance, serving as a critical basis for formulating response strategies and decisions.

XPENG Climate Physical Risk Assessment Results

Risk/Opportunity Category	Risk/Opportunity Name	Affected Areas	Affected Sectors	Duration of Impact			Potential Impacts	Assessment Results
				Short term	medium term	Long term		
Physical risks	Typhoon	Shanghai, Zhejiang Fujian, Guangdong and Jiangsu	Production delivery and after-sales	✓	✓	✓	• Production interruption and supply chain disruption: Extreme typhoons can strike coastal or low-lying manufacturing plants, damaging plant facilities, interrupting power and water supply, and hindering employee attendance. Furthermore, upstream suppliers may halt production or experience logistics interruptions, affecting vehicle assembly schedules and overall capacity • Delivery delays and logistics disruption: During typhoon landfall, road closures, port suspensions, and regional logistics network failures may delay the transfer of vehicles from plants to delivery centers and stores, leading to postponed customer deliveries and disrupting sales rhythms and service experience. • Surge in after-sales service demand: Typhoons may cause power outages, communication failures, or facility damage at some regional stores, temporarily suspending service operations. Besides, incidents such as vehicle flooding and damage increase, sharply raising repair and rescue needs and posing challenges to the allocation and response capabilities of after-sales resources	Medium
Physical risks	Extreme rainfall and flooding	Beijing, Shanghai Shandong, Henan Fujian and Shanxi	Delivery and after-sales	✓	✓	✓	• Delivery disruption and vehicle asset risks: Extreme rainfall can cause urban flooding that submerges delivery centers, stores, and temporary parking areas. Parked vehicles face water immersion risks, affecting the reliability of key components and potentially causing vehicle asset losses and delivery delays. After-sales pressure and customer relationship challenges: Widespread flooding will increase the number of customer vehicles that are submerged or damaged. • After-sales pressure and customer relationship challenges: Widespread flooding will increase the number of customer vehicles that are submerged or damaged. The after-sales system will face a surge in repair demand, tight spare parts supply, and extended repair cycles. Meanwhile, the complexity of determining vehicle damage liability, applying warranty policies, and customer communication may trigger frequent complaints and reputation risks	Low
Physical risks	Extreme heat	Guangdong and Hubei	Procurement and Production	✓	✓	✓	• Increased supply chain costs and material shortages: Extreme heat may limit raw material extraction and reduce the production capacity of high-energy-intensive industries, driving up procurement costs. Upstream suppliers may need to strengthen cooling measures to maintain stable output, and these additional costs are passed on to vehicle manufacturing • Higher production energy consumption and reduced efficiency: Prolonged heat causes a significant rise in energy demand for temperature control in production workshops, and it can also affect employees' working conditions and attendance. The Company needs to invest additional resources for heat prevention and cooling as well as production scheduling, causing increased operating costs and capacity fluctuations	Low
Physical risks	Seal level risk	Shanghai, Zhejiang Guangdong and Fujian	Production delivery after-sales and recycling			✓	• Manufacturing plant and outlet asset risk: Sea level rise encroaches on low-lying coastal areas, threatening manufacturing plants and sales outlets with inundation, foundation damage, and salt-water intrusion. It may also trigger costly relocation or retrofitting, asset impairment, and production interruption • Infrastructure corrosion and rising maintenance costs: Higher concentrations of salt spray in coastal areas accelerate corrosion of metal components such as charging piles, increasing equipment failure rates, shortening service life, and substantially raising routine maintenance and replacement expenses • Battery-recycling environmental risk and rising compliance costs: Humid coastal environments complicate the storage and management of retired batteries, heightening the risk of hazardous substance leakage. Meeting stricter environmental standards will drive up costs for storage upgrades and compliant disposal	Low

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XPENG GROUP 2025 ESG REPORT 32

XPENG Climate Transition Risk Assessment Results

Risk/Opportunity Category	Risk/Opportunity Name	Affected Areas	Affected Sectors	Duration of Impact			Potential Impacts	Assessment Results
				Short term	medium term	Long term		
Transition risks	Stricter environmental and carbon policies	Pan-Europe Asia-Pacific Middle East and Africa Latin America	Procurement OME contract manufacturers R&D, production marketing and service	✓	✓	✓	• Increasing environmental and carbon policy compliance costs: Stricter emission standards and carbon market rules in China and globally may raise corporate compliance costs; failure to meet new requirements in a timely manner may result in the risk of fines or restrictions on production	High ●●●
	Green trade barriers	Pan-Europe Asia-Pacific Middle East and Afric Latin America	Procurement, OME contract manufacturers R&D, production marketing and service	✓	✓		• Rising green trade barriers increasing market access difficulty: International regulations such as the EU CBAM (Carbon Border Adjustment Mechanism) and the new battery law impose higher requirements on product carbon footprints, potentially increasing export compliance costs and market access difficulty	High ●●●
	Low-carbon technology R&D and iteration	China, Germany and the US	R&D		✓	✓	• Risks in low-carbon technology R&D and iteration: Transitioning to a low-carbon economy requires sustained investment in new technology R&D, with risks of slower-than-expected progress and delayed product launches, which could weaken market competitiveness	High ●●●
	Supply chain stability and cost	China, Indonesia Malaysia and Austria	Procurement and OEM contract manufacturers	✓	✓	✓	• Impact on production plans: The limited number of upstream suppliers and products meeting green and low-carbon standards, tight supply of low-carbon materials, and some suppliers' low willingness to reduce carbon emissions may lead to insufficient supply of key components, affecting product production plans • Impact on market acceptance and profits: Tight supply of specific raw materials related to new energy (such as battery metals) and low-carbon materials, as well as rising energy procurement prices, result in increased product costs, affecting product market acceptance and profit margins	High ●●●
	Product adaptation to extreme weather	Pan-Europe Asia-Pacific Middle East and Africa Latin America	R&D marketing and service		✓	✓	• Extreme weather adaptability affecting product competitiveness: Increasing consumer concerns about electric vehicle performance under extreme weather conditions may influence their purchasing decisions, posing challenges to XPENG's market share and product competitiveness	Low
	Market demand and intensified competition	Pan-Europe Asia-Pacific Middle East and Africa Latin America	Marketing and service R&D	✓	✓		• Market competition shifting towards low-carbon and sustainability: As carbon emission reduction regulations tighten across countries and green consumption awareness rises, competition is shifting towards low-carbon and sustainability throughout the lifecycle. The Company faces challenges in balancing green costs with pricing, as well as aligning technology roadmaps with green demands	Medium ●●
	Carbon reduction targets and environmental performance	China Germany and the U.S.	R&D and production	✓	✓	✓	• Failure to meet carbon reduction targets damaging brand and capital value: Failure to achieve carbon reduction targets on schedule, or negative environmental impacts from the Company's operations, may cause serious damage to brand image and corporate reputation, affecting capital market valuation	High ●●●

XPENG Climate Opportunity Assessment Results Opportunities Production and R&D High China Procurement production and recycling Marketing and service High High Green financing R&D and service High Risk/Opportunity Category Risk/Opportunity Name Affected Areas Affected Sectors Duration of Impact Potential Impacts Assessment Short Results term medium term Long term Increasing energy efficiency China, Germany and the U.S. Circular economy and material recycling Growing consumer demand Pan-Europe Asia-Pacific Middle East and Africa Latin America Pan-Europe, Asia-Pacific Middle East and Africa Latin America Diversified financing channels and reducing costs: By obtaining government support and incentives, as well as achieving leading ESG ratings, the Company can transform its low-carbon and technology strategies into transparent and assessable practices, thereby attracting ESG investors to participate in financing activities, diversifying financing channels, and reducing overall financing costs Market share expansion and sales growth: The significant growth trend in global electric vehicle market share provides opportunities for the Company to attract and meet increasing consumer demand for new energy products, helping to increase global market share Circular economy and material cost savings: Utilizing relevant technologies to recycle materials and improving product process design can reduce the procurement demand for raw materials and lower carbon emissions from material extraction and production. Meanwhile, developing recycling businesses for automotive products and components can create new revenue streams Operational cost optimization and energy transition: By introducing more energy-efficient production facilities, utilizing renewable energy, and optimizing energy use in production processes, the Company can effectively reduce energy consumption and carbon emissions, thereby lowering long-term operational costs
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Climate Transition Risk Map
Based on the above analysis, XPENG’S overall exposure to physical risks is relatively limited. Furthermore, the Company has been progressively implementing green and low-carbon measures across its production and operations, thereby minimizing the scope of direct impacts from extreme weather events. With regard to transition risks, XPENG faces more significant challenges, which vary notably among regions. We will coordinate efforts at the global strategic level to enhance our overall risk resilience and long-term competitiveness. Low-carbon technology R&D and iteration, supply chain stability and cost, carbon reduction targets and environmental performance Low-carbon technology R&D and iteration, carbon reduction targets and environmental performance Supply chain stability and cost Supply chain stability and cost Stricter environmental and carbon policies, green trade barriers, product adaptation to extreme weather, market demand and intensified competition Stricter environmental and carbon policies, green trade barriers, product adaptation to extreme weather, market demand and intensified competition Low-carbon technology R&D and iteration, carbon reduction targets and environmental performance Supply chain stability and cost Stricter environmental and carbon policies, green trade barriers, product adaptation to extreme weather, market demand and intensified competition Stricter environmental and carbon policies, green trade barriers, product adaptation to extreme weather, market demand and intensified competition Germany China Indonesia Austria Pan-Europe Middle East and Africa The U.S. Malaysia Asia-Pacific Latin America
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CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 35

Financial Impact of Climate Risks and Countermeasures

In consideration of the comprehensive identification and assessment of various climate-related risks, XPENG has further carried out a thorough analysis of potential financial impacts. Focusing on both physical and transition risks, we have systematically evaluated the potential financial impacts these risks may have on the Company's current and future operations. Based on the assessment results, we have formulated targeted countermeasures and conducted preliminary quantification of the resources required for their effective execution. Through these efforts, we aim to continuously strengthen the Company's financial resilience and strategic agility in the context of climate change.

In 2025, typhoon events posed no significant challenges to the stability of production and operations or the continuity of business plans. In terms of delivery and after-sales services, they mainly caused localized, short-term operational disruptions and minor asset losses, with limited overall financial impact. The risks associated with extreme precipitation and flooding events primarily manifest as short-term revenue fluctuations caused by property damage and operational disruptions. The Company has effectively managed these risks through measures such as early warning systems, insurance coverage, and process optimization. Going forward, the Company will continue to incorporate climate insights into its business continuity planning to enhance operational resilience.

To address high risks of climate transition, XPENG will promote large-scale strategic investment layout while continuously increasing investment in areas such as low-carbon and intelligent technologies, green and localized supply chains, clean technology production, and charging network construction. Apart from increasing R&D and compliance costs in the short term, we will effectively control transition risks over the medium to long term, with the aim to systematically transform external challenges into sustainable long-term competitive advantages and financial returns.

Risks	Countermeasures	Financial Impact
Stricter Environmental and Carbon Policies	• stablish a lifecycle carbon management system and integrate low-carbon concepts into R&D and design • Utilize renewable energy for production facilities and reduce carbon emissions per vehicle through technological innovation • Actively participate in domestic carbon trading markets and incorporate carbon costs into product pricing strategies	• Increase capital expenditure and R&D costs • Reduce costs and enhance pricing power
Green Trade Barriers	• Establish a product carbon footprint accounting system aligned with international standards such as the EU's CBAM • Implement green certification for the supply chain and proactively prepare for compliance tools such as Battery Passport • Seek localized production or strategic partnerships in key export markets to mitigate trade barriers	• Increase compliance expenses and supply chain management costs • Avoid fines and tariff losses, reduce supply chain disruption risks, and improve market access capabilities
Low-carbon Technology R&D & Iteration	• Focus on differentiated core technologies such as ultra-fast charging and intelligent driving, and increase R&D investment • Build an open innovation ecosystem through partnerships with universities and research institutions to reduce R&D risks • Adopt modular platform designs to ensure rapid technological iteration	• Increase R&D costs and human resource investment • Increase operating revenue and operating profit, as well as achieve remarkable economies of scale and cost reduction with efficiency improvement
Supply Chain Stability and Cost	• Implement a supply chain diversification strategy, including long-term procurement agreements and strategic reserves for key raw materials • Build green supply chain alliances with leading suppliers and secure supply by investing in upstream low-carbon material companies	• Increase supply chain management costs and raw material costs • Enhance supply chain resilience
Carbon Reduction Targets and Environmental Performance	• Set science-based carbon reduction targets and disclose progress transparently and periodically • Integrate ESG performance into executive performance assessments • Enhance brand image through Green Factory certification and circular economy practices; actively pursue green financing	• Increase compliance, disclosure and certification costs • Reduce operating costs and optimize capital costs

XPENG attaches great importance to the systemic challenges posed by climate change and regards climate risk management as an essential component in safeguarding the Company’s long-term stable operations and sustainable development. We have fully integrated climate- related risks into our overall risk management system and established a robust mechanism for climate risk identification, assessment, and response. By continuously enhancing our responsiveness and management capabilities regarding climate change impacts, we aim to bolster the Company’s resilience and competitiveness within a complex external environment. In climate risk identification, we conduct a systematic review of potential physical and transition risks as well as potential opportunities across core value chain segments, including procurement, R&D, manufacturing, sales, and recycling, based on climate characteristics and exposure levels of our key operating regions, while referencing international climate science recommendations, policy guidance, and industry trends. In climate risk assessment, the Company adopts a scenario analysis approach to conduct structured evaluations. All climate risks are assessed using two dimensions, namely the likelihood of probability of occurrence and severity, in consideration of differences in risk exposure across value chain segments and geographic regions. For physical risks, the Company evaluates the potential impacts of factors such as extreme weather events and temperature changes on operational assets across production, delivery, and after-sales services under different climate scenarios and time horizons. For transition risks, the Company analyzes the potential impacts of various factors such as policy changes, technological iteration, and evolving market preferences on its various business segments under different low-carbon transition pathways. On this basis, we employ a risk matrix to conduct comprehensive calculations, determine risk levels, and prioritize them, thereby providing a basis for future management decisions. Based on the assessment results, the Company incorporates identified material climate risks into our unified strategic risk repository, designate responsible departments, and develop response measures. These actions are integrated into our annual business plans and resource allocation. Furthermore, we have established a mechanism for regular monitoring and dynamic updates to track policy changes, market trends, and advancements in climate science. These findings are reported to the management team and the Board of Directors, ensuring that climate risks are managed and optimized in a continuous and effective manner. To systematically advance our dual carbon goals and effectively address climate change, we will set short-term, medium-term, and long-term carbon reduction targets in phase. We will formulate specific carbon reduction plans for Scope 1, Scope 2, and Scope 3 emissions, and continuously improve our carbon reduction measures to steadily enhance our climate governance capabilities. For details on XPENG’s carbon reduction targets and progress toward achieving them, please refer to the “Climate Response: Leading the Low-Carbon Future” section of this report. In accordance with internationally recognized standards, XPENG has systematically carried out greenhouse gas (GHG) emissions accounting covering Scope 1, Scope 2, and part of Scope 3 emissions. We also plan to disclose this information regularly in future reports. For relevant data on Scope 1, 2, and 3 GHG emissions, please refer to the “Appendix: Key Performance Indicators” section of this report. In the future, the Company will continue to improve its carbon data management system, strengthen cooperation with value chain partners on emission reduction, and steadily implement various climate actions to achieve our carbon reduction targets. To systematically assess climate change-related risk response capabilities and track sustainable transition progress, XPENG continuously monitors, compiles, and discloses key environmental indicators including greenhouse gas emissions and intensity, energy consumption, and water usage. Detailed data on these metrics can be found in the “Appendix: Key Performance Indicators” section of this report. 1.1.3 Risk Management 1.1.4 Metrics and Targets Industry Metrics
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XPENG GROUP 2025 ESG REPORT 37

Climate Risk Impact Assessment

XPENG continues to deepen its assessment of climate risks and comprehensively examine their potential impacts on its business operations. In terms of physical risks, certain manufacturing plants, delivery centers, and after-sales service outlets located in coastal and climate-sensitive regions may be affected by climate events such as typhoons and extreme precipitation.

The Company has assessed the asset coverage ratio for key risk categories and related opportunities identified in our climate risk analysis. For physical risks, based on information on key assets and production facilities, XPENG has quantified the proportion of assets that may be exposed to physical risks in the short term under a brown scenario. Our asset exposure assessment is primarily based on the book value of fixed assets and the geographic locations of plants and key facilities. By matching these factors with climate risk zones, we identify the potential exposure levels of different regions and facilities to extreme weather events, thereby obtaining more precise asset coverage analysis results.

Proportion of Assets Affected by Physical Risks in the Short Term under the Brown Scenario

Short Term (2025-2030)

	Affected Regions	Total Affected Assets (CNY million)	Proportion of Assets
Typhoon	Shanghai, Zhejiang, Fujian, Guangdong and Jiangsu	7,053	6.8%
Extreme rainfall	Beijing, Shanghai, Shandong, Henan, Fujian and Shanxi	74	0.1%

In terms of transition risks, all of XPENG's assets and business activities are exposed to the systemic risks associated with the transition to a low-carbon economy. As a new energy vehicle company, the Company's value chain ranging from R&D, procurement, and production to sales is fully affected by decarbonization pressures and expectations from multiple dimensions, including increasingly stringent policies and regulations, rapid iteration of low-carbon technologies, shifts in market demand and competitive dynamics, and reputational considerations. These intertwined risk factors have posed extensive and profound potential challenges to the Company's long-term strategy, operational costs, technology roadmap, and market competitiveness.

At the same time, the climate transition also presents development opportunities that are highly aligned with the Company's business. Through continuous technological innovation, XPENG works to reduce product energy consumption, promote the use of renewable materials, and develop battery recycling systems. The Company actively responds to the growing market demand for green mobility solutions and explores green financing instruments to support sustainable development. These strategic initiatives not only represent proactive management of transition risks but also serve as key pathways for capturing growth opportunities in a low-carbon future.


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XPENG GROUP 2025 ESG REPORT 38

Furthermore, XPENG actively capitalizes on market and financing opportunities within the low-carbon transition by systematically integrating climate-related factors into business development and capital allocation. In 2025, the total amount of financing earmarked for green business activities reached CNY 1,605 million.

Practicing Green Finance Innovation to Promote Emission Reductions in the NEV Sector

In April 2025, XPENG successfully issued the "XPENG Financial Leasing 2025 Phase I Green Private Asset-Backed Notes (Bond Connect)," with a total issuance size of CNY 895 million. This is China's first automotive finance leasing Green Bond Connect ABN (Asset-Backed Note) that achieves off-balance-sheet treatment under US GAAP standards. Through the "Bond Connect" mechanism, international investors were introduced to participate in the subscription for the first time, diversifying the Company's green financing channels and enhancing its visibility in international capital markets. It is estimated that this green asset-backed program will help achieve an annual carbon emission reduction of approximately 5,700 tons of CO_2 equivalent.

In September 2025, XPENG further seized opportunities in green finance by successfully issuing the "XPENG Financial Leasing 2025 Phase I Green Asset-Backed Special Plan (Carbon Neutrality)," with a total issuance size of CNY 710 million, diversifying its green financing channels. As China's first off-balance-sheet ABS for new energy vehicle (NEV) financial leasing that does not rely on corporate credit enhancement, the project represents an innovative milestone for the industry. This program was awarded a "G1"green rating (the highest level), with the proceeds primarily designated for the leasing of green assets, such as smart NEVs, directly facilitating the widespread adoption of low-carbon mobility and contributing to the realization of the national "dual carbon" goals. It is estimated that the underlying asset pool will help reduce carbon emissions by approximately 11,000 tons of CO_2 and save about 5,200 tons of standard coal each year, and thus will deliver remarkable environmental benefits.


小鹏融资租赁
首单汽车融资租赁「出表型」
绿色债券通ABN成功发行
总规模达8.95亿元
首次实现ABN资产出表且不依赖主体信用增信
通过「债券通」机制首次引入国际投资者参与认购
绿色金融新探索，本期碳中和绿色资产专项计划减碳可达0.57万吨/年*
XPENG Issues the First Off-balance-sheet Green Bond Connect ABN for Automotive Finance Leasing


小鹏融资租赁
首单汽车融资租赁「出表型」
碳中和ABS成功发行
总规模达7.10亿元
首次实现ABS资产出表且不依赖主体信用增信
绿色金融新探索，本期碳中和绿色资产专项计划可减少排放CO₂ 1.10万吨/年*
Successful issuance of XPENG's First Off-balance-sheet Green ABS for Automotive Finance Leasing

2025 Phase I Green Targeted Asset-backed Notes (ABN)(Bond Connect) CNY **895 Million**

2025 Phase I Green Carbon-neutral Asset-backed Securities (ABS) CNY **710 Million**

Internal Carbon Pricing

XPENG has not yet applied an internal carbon pricing mechanism in its decision-making processes. However, the Company recognizes that introducing internal carbon pricing can help various departments implement emissions reduction measures, optimize resource allocation, and facilitate the Group's access to green financing solutions, thereby supporting the achievement of its carbon reduction targets. In the coming future, we will conduct a feasibility study on establishing a cross-departmental carbon pricing scheme and a robust internal carbon trading mechanism to further reduce our greenhouse gas emissions.

XPENG adheres to the concept of sustainable development and strictly complies with the laws and regulations of countries and regions where it operates. By improving environmental management systems, optimizing energy efficiency, strengthening water recycling, and implementing full-process pollution control, XPENG systematically reduces resource consumption and environmental impact across its operations while striving to building efficient, clean, and sustainable intelligent manufacturing plants. XPENG has established an environmental governance framework characterized by top-down oversight from the Board of Directors, with respective responsibilities designated for the Group and all manufacturing plants. As the highest governance body, the Board is responsible for approving the Company’s ESG strategies and targets and overseeing reports from the ESG Steering Committee. The ESG Steering Committee guides the ESG Working Group in coordinating the implementation of day-to-day environmental initiatives. At the Group management level, the Safety Steering Committee led by the President is responsible for decision-making and follow-up on major environmental and safety matters. Meanwhile, the Quality and Safety Center leads the Group’s EHS management system, promoting the development of management systems and overseeing their implementation. At the implementation level, each manufacturing plant has set up dedicated environmental and safety divisions and administrative departments responsible for pollution prevention and control, resource management, hazardous waste treatment, employee safety management, and the recycling of general solid waste. In addition, operational units such as R&D Department and marketing and service stores strictly comply with national regulations and the Company’s internal environmental management requirements to ensure standardized treatment and emission control of waste generated in their operations. The Company coordinates the monitoring and assessment of environmental incident indicators for all manufacturing plants, forming a complete closed loop from decision-making and management to execution and supervision. XPENG strictly complies with the Environmental Protection Law of the People’s Republic of China, the Law of the People’s Republic of China on Environmental Impact Assessment, and other relevant laws and regulations in the countries and regions where it operates. The Company is committed to continuously improving its environmental performance to reduce environmental impacts. As of the end of 2025, all of XPENG’s manufacturing plants had obtained ISO 14001 Environmental Management System certification. In 2025, Guangzhou Yuepeng Automobile Sales and Service Co., Ltd. and Guangzhou Zhipeng Manufacturing Co., Ltd. obtained ISO 14001 certification, while the Zhaoqing Plant and the Components Plant obtained GB/T 24001 certification. We have formulated internal environmental protection management policies covering the entire business process and suppliers. At the Group level, we have issued policies such as the Environmental, Occupational Health and Safety Management Manual, the Environmental and Safety Monitoring and Measurement Management System, and the Construction Project Three Simultaneous Management System, which standardize environmental management practices and requirements across the Company. In addition, each manufacturing plant has formulated departmental-level policies based on its operational conditions, such as the Safety and Environment Management System for Interested Parties of XPENG. XPENG continuously optimizes its environmental management system by refining management responsibilities and implementing rigorous measures for environmental emergency response and ecological protection. The Company regularly monitors and audits environmental indicators to ensure compliance with environmental regulations. Furthermore, we actively conduct employee training on environmental protection to heighten green awareness and strengthen our environmental management capabilities. 1.2 Green Operations 1.2.1 Environmental Management Environmental Management System Board of Directors ESG Steering Committee ESG Working Group Safety Steering Committee Quality and Safety Center Aided by manufacturing plants Aided by administrative departments Department (under each manufacturing plant or park) ESG Management Framework EHS Management Framework Dual Environmental Management Framework
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To continuously enhance the transparency and effectiveness of our environmental management, XPENG has developed an environmental monitoring system covering all manufacturing plants. We have deployed intelligent monitoring equipment to collect real-time data on pollution sources such as wastewater, exhaust gas, and noise. The data are simultaneously made available on government regulatory platforms to proactively accept supervision from authorities and the public. We regularly engage qualified third parties to conduct monitoring and assessments of wastewater, exhaust gas, groundwater, and soil environmental quality. The monitoring results showed that all indicators have met the standards. We conduct annual internal and external environmental audits to ensure that our day-to-day operations and management remain in compliance with relevant laws, standards, and requirements of our stakeholders. We have not been subject to any significant fines or penalties related to environmental or ecological issues over the past five fiscal years. XPENG has formulated a comprehensive environmental risk identification mechanism and systematically built an emergency management system for environmental incidents covering the entire lifecycle of its operations. Based on systematic assessments of our production and operations, hazardous material storage, and pollution control facilities, we have developed and implemented a series of policy documents, including the Emergency Response Plan for Environmental Emergencies, which clearly defines response workflows and standards. The Company has also set up an emergency response team and determined the responsibilities for each department. For identified risks, each manufacturing plant will conduct specialized reviews of hazardous waste storage area and perform in-depth analyses of potential scenarios in key production and environmental protection units such as coating workshops and wastewater and exhaust gas treatment facilities including abnormal process emissions, treatment facility failures, leaks, and secondary pollution caused by fires. Targeted control measures will be developed accordingly. By regularly organizing multi-departmental and multi-scenario emergency drills, we have significantly enhanced our ability to respond to and collaboratively handle various environmental emergencies, including accidental discharges during production. XPENG places high importance on biodiversity conservation and actively responds to international initiatives such as the Convention on Biological Diversity and the Kunming-Montreal Global Biodiversity Framework to systematically control potential ecological impacts from production and operations. We have established biodiversity protection procedures covering the entire lifecycle of our infrastructure construction projects, including ecological restoration before and after construction, the establishment of ecological protection zones, restrictions on destructive construction activities, and the use of sustainable building materials. At the initial stages of project construction, we commission qualified third-party agencies to conduct ecological impact assessments, including biodiversity and habitat evaluations, to comprehensively identify potential ecological risks and environmental impacts during and after project construction. Based on these assessments, we will formulate corresponding solutions and protection plans. During routine operations, we continuously monitor environmental media such as groundwater and soil, regularly evaluate environmental quality, and fulfill our ecological protection responsibilities. Through these efforts, we aim to achieve coordinated development between business operations and ecological sustainability. XPENG’s Environmental Management Policies Covering Multiple Aspects of the Business Manufacturing Operations and Business Facilities Waste Management Addressing Environmental Impacts Logistics Suppliers and Contractors Logistics Planning White Paper Environmental Monitoring and Auditing Biodiversity Assessment Emergency Management of Environmental Incidents Construction Project Three Simultaneous Management System Environmental Protection Facilities Management Procedures Environmental Occupational Health and Safety Management Manual Solid Waste Pollution Prevention and Control Management System Management Procedures for Wastewater Pollution Control Hazardous Waste Management Procedures Code for General Waste Management Management Procedures for Identification and Evaluation of Environmental Factors Emergency Plan for Environmental Pollution Accidents Environmental Protection Management Procedures Environmental Monitoring Management Procedures Radiation Protection Management System Safety and Environment Management System for Interested Parties of XPENG
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XPENG is committed to enhancing the energy management efficiency of its manufacturing plants. The Company actively advances the improvement of its energy management system and energy-saving renovation projects, and increases the use of renewable energy. Through these efforts, XPENG aims to optimize its energy performance and energy structure, enhance operational efficiency, and reduce carbon emissions from production. XPENG strictly abides by laws and regulations such as the Energy Conservation Law of the People’s Republic of China and continuously optimizes energy management. Each manufacturing plant has established regulations such as the Manufacturing Plant Energy Management Procedures to standardize processes from the dimensions of energy procurement, refined management, and energy-saving improvements, enhance the effectiveness and efficiency of energy utilization, and promote the Company’s sustainable development. In 2025, against the backdrop of expanded production capacity, XPENG still targeted an energy conservation goal of “reducing per-vehicle energy consumption by 10% year-on-year compared to 2024,” setting an overall average electricity consumption target of 738 kWh/vehicle and an average gas consumption of 32 m3/vehicle for its manufacturing processes. During the reporting period, we exceeded both key targets, continuously promoting energy conservation and emission reduction. During the reporting period, each manufacturing plant actively carried out energy audits. By deploying digital energy management systems, the bases realized functions such as collecting data on electricity and natural gas consumption, report viewing and equipment status inquiries. These systems diagnose and identify potential for energy efficiency optimization, thus providing data support for improving energy performance. Meanwhile, we provide multi-dimensional energy efficiency training for employees. We offer Energy Conservation Training via the “XPENG Class” online learning platform. We also organize offline mutual inspections on energy conservation and “Energy Conservation Month” themed activities. We have also developed an incentive mechanism for energy-saving improvement proposals at the Guangzhou Plant, thereby comprehensively enhancing all employees’ awareness of and practical capabilities in energy conservation. 1.2.2 Energy Management Energy Efficiency Improvement Energy-Saving Improvement Measures Adopted by Manufacturing Plants Guangzhou North District Plant Zhaoqing Plant Guangzhou South District Plant Component Plant    In 2025, the Guangzhou North District Plant implemented systematic energy-saving improvements focused on refined energy management. The Zhaoqing Plant implemented 30 energy-saving technical upgrade projects through cross-departmental collaboration and generated 61 improvement initiatives in 2025. Key measures included: The South District Plant promoted comprehensive energy-saving upgrades with a focus on technological improvements. The Component Plant focused on process restructuring and equipment upgrades to achieve energy savings at the source, including: Through optimizing workshop air conditioning operating parameters, reducing frequency from 45 Hz to 40 Hz, and shutting down paint pretreatment electrocoat air conditioning for 2.5 hours during non-working hours at night, electricity and chilled water consumption were effectively reduced Segmented shutdown strategies were implemented for the electrophoresis oven, color-coat oven, and top-coat oven in the coating workshop, along with refined start-up strategies for drying ovens to minimize unnecessary energy consumption A total of seven cost reduction and efficiency improvement initiatives were implemented in 2025 Dynamically controlling cooling tower operations based on ambient temperature, saving 42,000 kWh of electricity annually Optimizing the operation mode of coating workshop chillers using seasonal temperature differences, reducing electricity consumption by 128,000 kWh annually Installing variable-frequency water pumps in the compressed air system to reduce electricity use during non-production periods by 112,000 kWh, and implementing intelligent lighting upgrades in public areas, saving 123,000 kWh of electricity annually Replacing regenerative thermal oxidizer (RTO) heat storage bricks and related components in the coating workshop, saving 45,000 cubic meters of natural gas annually and significantly improving energy utilization flexibility Power supply regulation was implemented in auxiliary building air-conditioning systems, saving 2,520 kWh of electricity per month The stamping workshop optimized production scheduling to reduce die-change frequency. This increased stamping strokes per unit time to 700 and saved an estimated 65,000 kWh of electricity annually The coating workshop introduced the AE-shuttle turnover conveyor process, reducing both process tank volume and energy consumption by 20%. In addition, waste heat recovery from the TNV system increased boiler water temperature by 10°C, effectively reducing natural gas consumption The assembly workshop utilized a digital monitoring platform to enable real-time energy consumption alerts and regulation, systematically preventing energy waste Removing medium-efficiency filters from combined air-conditioning systems and reducing operating frequency, saving 301,100 kWh of electricity annually Optimizing heat exchange efficiency of coating workshop chillers, further reducing electricity consumption by 112,000 kWh annually Dismantling die-casting melting furnaces and switching to a direct molten aluminum supply model, reducing natural gas consumption by 2.2815 million cubic meters annually and fundamentally optimizing high-energy-consuming production processes
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XPENG considers increasing the proportion of clean energy in its operations as a core element of its green development strategy. In 2025, we completed additional photovoltaic (PV) installations at several plants, bringing XPENG’s photovoltaic installed capacity to 94 MW, an increase of over 16% compared to 2024. In the future, XPENG will continue exploring opportunities to expand the application of green energy and further increase the proportion of renewable energy. While continuously expanding the PV installation area, XPENG has effectively improved power generation efficiency and operational safety through systematic maintenance and management at its manufacturing bases. We regularly carry out cleaning and routine maintenance of photovoltaic panels to improve light transmittance and increase power generation. In 2025, the Zhaoqing Plant introduced robotic automated cleaning, further enhancing cleaning efficiency and generation stability. In 2025, XPENG’s photovoltaic projects generated a total of 106,000 MWh of electricity. By adopting a surplus electricity grid-connection model, we supplied over 33 million kWh of green electricity back to the regional grid and thus reducing regional carbon emissions by over 13,000 tons. XPENG strictly complies with national water resource management policies, comprehensively controls wastewater discharge, and continuously optimizes water intake and usage processes to avoid adverse impacts on water resources. All of our water is sourced from municipal supply systems. During the reporting period, no incidents of water pollution or related penalties occurred. XPENG has formulated and implemented the Water Pollution Prevention and Control Management System to ensure that wastewater is discharged only after meeting the required treatment standards. Each manufacturing base is equipped with independently operated wastewater treatment facilities to ensure compliance with the Discharge Limits of Water Pollutants (DB44/26-2001) of Guangdong Province. In 2025, electricity generated and consumed from photovoltaic systems reached 73,000 MWh, increasing by more than 180% compared to 2024. Photovoltaic power accounted for 25% of the total electricity consumption at manufacturing bases, reducing carbon emissions by nearly 30,000 tons. This initiative has achieved dual benefits in cost saving and carbon reduction. In addition to self-generated photovoltaic power for on-site use, the Guangzhou South District Plant and the Guangzhou North District Plant purchased more than 28,000green electricity certificates, promoting a comprehensive green electricity/certificate ratio of 35%. Furthermore, the Component Plant acquired 5,050 tons of local carbon allowances to offset a portion of its operational carbon emissions. While fulfilling our emission reduction responsibilities, these initiatives also demonstrate our active support for the development of regional carbon markets and the advancement of climate finance mechanisms. Use of Clean Energy 1.2.3 Water Resource Management Wastewater Management Highlights Reducing Water Resource Usage XPENG is committed to continuously optimizing water-using equipment and processes at all manufacturing base through technological upgrades. In our daily operations, we systematically strengthen water management to continuously enhance water usage efficiency. During the reporting period, based on the 2025 production capacity plan, historical water usage data, and water-saving potential analysis, XPENG has set the target to reduce water consumption per vehicle by 10% compared to 2024, and to strictly limit water usage in vehicle manufacturing to below 3.70 cubic meters per vehicle. The Company collects and tracks water usage in real time through digital systems. As of the end of 2025, this water-related target had been achieved. Production Wastewater Domestic Sewage    In the coating workshops, the Company has adopted zirconization for conversion coating, which can avoid the discharge of heavy metal wastewater and effectively protect water resources All sewage discharge goes through a sedimentation tank and restricted maintenance areas before being discharged into the designated sewage pipelines Membrane materials in the ultrafiltration section of the wastewater treatment station are chemically cleaned to improve water production efficiency Water drains are equipped with filters to regularly collect and remove oils Sewage from the canteen is set up with oil separation tanks and retention tanks, removing any deposited food residue, and direct discharge into sewage pipes are prohibited Bathing sewage is discharged into sedimentation tanks for retention, in order to prevent any solid waste such as rags or plastic bags from being discharged into sewage pipes Toilet sewage passes through a three-stage filtration system and is then discharged into the designated sewage pipes CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 42

XPENG strictly complies with the Law of the People’s Republic of China on the Prevention and Control of Atmospheric Pollution. The Company implements strict management of exhaust emissions generated during production and operations and has established policies such as the Air Pollution Prevention and Control Management System. Targeted treatment measures are implemented to ensure that exhaust emissions meet relevant standards and to prevent adverse impacts on the atmospheric environment. The Company has set a target of achieving a 100% compliance rate for exhaust emissions and entrusted qualified third parties to conduct regular environmental monitoring of all emission outlets. In 2025, XPENG recorded emissions of 4.38 tons of sulfur oxides (SOX), 23.79 tons of nitrogen oxides (NOX), and 18.81 tons of particulate matter. We adopt a “source reduction and end-of-pipe treatment” approach to controlling dust and volatile organic compounds (VOCs) generated during production. We regularly inspect the replacement of activated carbon and the performance of dust-removal fans. Furthermore, we actively select processes, technologies, and equipment that cause minimal or no environmental pollution, and favor raw and auxiliary materials that feature no or low toxicity and low VOCs contents to minimize the generation and emission of such pollutants. In 2025, the Company conducted water resource management training for all employees through its “XPENG Class” online learning platform. The training covered topics such as installing water-saving devices, strengthening inspection and management of water-use equipment, and promoting water recycling, further reinforcing the water-saving awareness. In 2025, the XPENG Technology Park pioneered a “biomimetic rainwater harvesting” system. Inspired by the lotus leaf, the 30,000-square-meter metal roof was designed with a unique drainage structure that utilizes gravitational height differences to naturally channel rainwater into collection tanks. Benefiting from the roof’s self-cleaning properties, the collected rainwater meets irrigation standards and is used to nourish a 26,000-square-meter ecological park. This approach has realized the efficient utilization of natural precipitation. The park is also integrated with a “Sponge City” rainwater management system, featuring a 1,115-cubic-meter underground rainwater storage tank. Each year, over 20,000 cubic meters of rainwater from rooftops and surface runoff are collected and reused for landscape irrigation, basement cleaning, and municipal drainage regulation in surrounding areas, effectively alleviating pressure on the regional drainage network during flood seasons. Daily Operations Production Processes    XPENG New Global Headquarters: The Ecological Garden Embracing Rain and Dew Inspired by a “Lotus Leaf” Design Ecological design of XPENG Technology Park 1.2.4 Pollutant Management Air Pollutants Main Air Pollutant Treatment Methods Dust VOCs Duty personnel must inspect water supply pipelines daily and record water usage data. Any leaks or abnormal water usage must be immediately investigated and repaired. Each manufacturing base’s sewage station is equipped with a reclaimed water reuse system, using sand filtration, carbon filtration, and reverse osmosis processes. The reclaimed water reuse rate exceeds 50%, with treated reclaimed water used for flushing toilets, landscaping, water pools, and fire pool replenishment. During the reporting period, reclaimed water reuse saved over 270,000 tons of water across manufacturing bases. In parts of the coating process, industrial water is used as the primary water source to reduce the consumption of fresh water. In addition, the backwashing duration has been optimized to reduce the amount of purified water used for backwashing The welding workshop cooling circulation water system has been optimized based on production cycles and temperature change models to ensure that production requirements are met. Meanwhile, pump power is adjusted to the minimum level to further reduce water consumption Condensate water from environmental air-conditioning systems in the final assembly, welding, and coating workshops is recovered and reused in nearby cooling towers, helping conserve water and reduce cooling energy waste After being collected and processed by the exhaust gas collector, dust is discharged through a 15-meter-high exhaust stack, meeting regulatory standards. Small amounts of smoke that are trapped indoors are collected by the roof ventilator fan to ensure that it is discharged into the atmosphere for dilution and diffusion after meeting standards. VOCs are collected through workstation exhaust hoods and then adsorbed by first-order activated carbon filters. After proper treatment, the exhaust is discharged through the exhaust pipes in compliance with Guangdong Province’s the Emission Standard of Volatile Organic Compounds for Surface Coating of Automobile Manufacturing Industry (DB44/816-2010). The Component Plant have installed an online VOC monitoring system to monitor VOC levels in real time, with data synchronized simultaneously to the ecological and environmental management platform.
CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 43

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 44

Waste Gas Management Measures in Each Workshop

Die-Casting Workshop

- The die-casting workshops at the Component Plant and the Guangzhou North District Plant have implemented multiple waste gas management measures, including dust removal systems for melting furnaces, organic waste gas purification systems for die-casting processes, and oil mist treatment systems for machining equipment. These systems feature advanced technologies such as cyclone dust collectors, wet scrubbers, electrostatic purifiers, and wet deep-treatment units to ensure that dust and VOCs meet emission standards.

Welding Workshop

- High-efficiency filtration dust collectors are used to absorb smoke and dust, achieving a dust removal efficiency of 99%.
- Mobile welding fume purifiers are installed for dispersed CO_2 shielded welding machines. After purification, the treated fumes are discharged into the workshop in compliance with relevant standards, which can optimize the internal air quality and effectively reduce exhaust emissions.

Coating Workshop

- A B1B2 water-based coating process is adopted, reducing VOCs emissions by 15% compared with conventional processes and minimizing organic pollutants at the source.
- An "exhaust gas concentration wheel and regenerative thermal oxidizer (RTO)" system is adopted to ensure full combustion and decomposition of organic pollutants in the waste gas. This method can achieve a removal rate of over 95% and effectively purify organic pollutants.
- Measures such as controlling the consumption of cleaning solvents, reducing the cleaning frequency of coating-switch robots, and optimizing process parameters and simulation programs are implemented to further reduce VOCs emissions.
- The use of membrane technology in pre-treatment processes reduces paint residue by approximately 94%, indirectly reducing organic pollutants in exhaust emissions.

Waste Management

XPENG strictly complies with the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution Caused by Solid Waste* and other relevant laws and regulations. We have developed internal management systems, including the Solid Waste Pollution Prevention and Control Management System and the Hazardous Waste Management Procedures, and implemented a waste management system that covers the entire lifecycle from classification and transfer to disposal. At the beginning of each year, the Company develops a waste management plan that sets targets for total waste generation and waste generated per vehicle, and conduct monthly analysis and improvement actions. In 2025, all plants achieved a 100% compliance rate for hazardous waste management and exceeded their targets for hazardous waste generated per vehicle. The reduction rate of the Zhaoqing Plant, the Guangzhou North District Plant, and the Component Plant reached 21.4%, 4.8%, and 7.5%, respectively.

In terms of resource recycling, the Company has set a target of "achieving 100% recycling of industrial general solid waste." Scrap materials generated during production, including steel, copper, aluminum, plastics, rubber, wood, and cardboard, are collected and transferred to qualified suppliers for recycling.

During the reporting period, the Company conducted specialized training on waste gas, wastewater, and waste management for employees in manufacturing and environmental management roles through the "XPENG Class" online learning platform sessions and offline training programs. A total of seven sessions were held, with 3,159 participants recorded. The Guangzhou North District Plant organized an environmental knowledge competition that simulated real workplace scenarios and included questions related to the Company's environmental policies and waste classification practices. This competition-based learning approach helped strengthen environmental awareness and practical operational skills.

The Company recycled a total of **44,686 tons** of waste

All plants achieved **100%** recycling of industrial solid waste such as scrap steel plates and waste cardboard

The Guangzhou North District Plant and the Guangzhou South District Plant have installed intelligent weighing devices and launched a hazardous waste information management system to achieve the QR code-based digital management throughout the process of hazardous waste generation, transfer, and disposal, ensuring real-time monitoring and full traceability of hazardous waste A dedicated solid waste storage room is set up to classify and manage metal scraps, waste packaging materials, hazardous waste, and domestic waste, with daily cleanup Storage areas are treated with hardened concrete and anti-seepage measures, with ground leachate collection channels installed to prevent environmental pollution incidents Storage areas are equipped with safety measures such as dry powder fire-extinguishing systems, combustible gas monitoring systems, central air conditioning, and electrostatic discharge devices to effectively prevent environmental incidents During the reporting period, all manufacturing bases continued to promote source reduction and process optimization of hazardous waste. Through targeted technical improvements and enhanced process management, we effectively lowered the total volume of hazardous waste generated. The Zhaoqing Plant introduced sludge drying equipment, which reduced sludge generation by approximately 83 tons. Additionally, relevant processes were optimized to reduce hazardous waste associated with water-based solvents. The Guangzhou Plant further reduced hazardous waste generation through a series of measures, including optimizing coating color sequencing, controlling residual adhesives, recycling adhesive barrels, and improving adhesive application equipment. The Guangzhou South District Plant has adopted an industry-leading ball-type color change system. The paint supply model integrates a ball-type system with a centralized paint supply (PCS) system, ensuring a highly efficient color change process and reduced the consumption of paint and cleaning agents. High color-change efficiency: The system features a high level of automation, with each color change completed within 30 minutes, improving color change efficiency by 99% Flexible production: The ball-type system allows spraying for specific colors, facilitating rapid tuning of new colors and small-batch color production Reduced waste generation: The system requires no more than 60 kilograms of paint per tank filling and reduces cleaning solvent consumption by 95% To address noise generated during production, XPENG has formulated the Noise Pollution Management and Control Procedure, selected low-noise equipment and implemented noise reduction measures based on the different characteristics of sound sources. At manufacturing plants, we use a combination of tall trees and low shrubs to reduce noise through sound absorption. High-noise equipment such as air compressors is housed indoors to utilize building sound insulation. Presses in stamping workshops are fully enclosed with soundproofing materials to further reduce noise. At construction sites, we strictly adhere to relevant regulations and conduct noise level measurements to ensure compliance with noise emission limits, and we secure approvals from environmental authorities as needed. During the reporting period, we engaged qualified third-party agencies to conduct environmental monitoring, including factor boundary noise monitoring, with a 100% compliance rate. Waste disposal contracts are signed with qualified third-party service providers, and waste transfer and treatment are carried out in accordance with the Measures for the Management of Hazardous Waste Transfer All hazardous waste entering the warehouse is weighed and recorded in ledgers to ensure refined management A solid waste management platform has been developed to declare waste transfers. A qualified third party is entrusted to dispose of the waste properly Measures such as increasing the glue coating pressure plate to reduce glue residue, adding lining within the glue barrel, and reducing the use of solvents (particularly reducing the frequency of varnish cleaning and increasing the proportion of water-based solvents), draining paint sludge, and dewatering wet filter bags are implemented to reduce hazardous waste generation The Guangzhou North District Plant has adjusted its coating process for existing projects and replaced the original 3C2B process with a primer-free process, thereby avoiding the use of water-based color paint Waste Management Methods    Industry-Leading Ball-Type Color Change System Noise Management Digital management Storage & placement    Transfer & Disposa    Hazardous waste Reduction
CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 45

XPENG integrates the green, low-carbon, and eco-friendly concepts into daily work and life. We have developed a series of green office and business travel policies, including the XPENG Headquarters Campus Energy Saving and Consumption Reduction Control Plan, the XPENG Innovation Center Energy Saving and Consumption Reduction Control Plan, and the Overseas Business Travel Management Regulations, aiming to foster a diversified low-carbon working environment. We also actively advocate for a low-carbon office culture, encouraging employees to implement environmental and green living concepts in their daily routines. In 2025, the Company systematically improved both energy efficiency and employee experience through intelligent management, convenient services, and resource recycling. We have introduced the IRON intelligent system, which uses an AI platform to regulate lighting and air-conditioning in office areas, enabling refined energy management. While ensuring employee comfort, the system adjusts equipment start/stop strategies based on preset time periods and perceived outdoor temperatures to effectively avoid energy waste. Employees with individual needs can send commands to the IRON AI via QR codes at their workplace, allowing them to adjust light intensity and air-conditioning temperature for specific areas in real-time, which can enhance both energy efficiency and workplace convenience. To encourage low-carbon commuting, various departments of XPENG actively communicated with government authorities to introduce additional bus routes and early-morning intercity railway services. By expanding service coverage, we have significantly improved the feasibility and efficiency of public transportation for our employees. Furthermore, we encourage our employees to prioritize the Company’s green mobility services for both business travel and daily commutes. According to data from the DiDi Enterprise platform, our employees achieved a total carbon reduction of approximately 966.2 tons of CO equivalent through ride-hailing services during the reporting period. In terms of resource recycling, the Company has set up classified recycling points in its parks and established collection and reuse systems for renewable materials such as cardboard and plastics. In 2025, we recycled a total of 3.95 tons of cardboard and 1.28 tons of plastic products, effectively transforming waste into resources and practicing our commitment to closed-loop management. Cardboard Recycled 3.95tons Plastic Products Recycled 1.28tons 1.2.5 Green Office Energy Conservation Resource Conservation    Turn off lights during lunch breaks and control lighting during non-working hours on weekends and workdays Save electricity in meeting rooms by using an intelligent meeting room reservation system to optimize usage of meeting rooms and reduce energy consumption caused by vacancies or invalid reservations Provide battery electric vehicles for employees’ business trips and commuting Use energy-saving products Encourage employees to use public transportation and provide shuttle bus services for commuting Promote the use of recycled paper and double-sided printing Implement paperless processes for multiple workflows Set up electronic posters in public areas to reduce paper consumption Encourage dining in restaurants to reduce the resource waste caused by food packaging Provide reusable stationery Promote resource recycling by setting up classified waste bins, recycling boxes, and battery collection boxes Prioritize the purchase of office equipment and furniture made from eco-friendly, energy-saving, and renewable materials
CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 46

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX

XPENG GROUP 2025 ESG REPORT 47

1.3Green Ecosystem

XPENG integrates green and low-carbon principles into its entire chain of corporate operations, customer services, and industry collaboration. Internally, we consistently deepen the promotion of green culture, establish green retail stores, and build an efficient low-carbon charging service system. Externally, we work with supply chain partners to advance green transformation and actively promote public environmental awareness. Through these efforts, we have systematically built a green ecosystem that spans products, services, partnerships, and public participation, while continuously enhancing the Company's ESG brand value.

1.3.1 Green and Low-Carbon Culture

XPENG has deeply incorporated green and low-carbon concepts into corporate culture and continuously enhanced environmental awareness among all employees through a systematic training framework. We have implemented the Environmental, Occupational Health, and Safety Training Management Measures, regularly organized training activities themed around environmental protection, and integrated environmental management policies and impacts into new employee onboarding training. In 2025, relying on the "XPENG Class" online learning platform, we delivered special training programs covering energy and water conservation, hazardous waste management, hazardous chemical management, environmental regulations, environmental management systems, and environmental factor identification to all manufacturing plants. Through environmental activities such as the "Energy Conservation Month," we further strengthened employees' practical capabilities in energy use, water conservation, and waste sorting, promoting the integration of green behaviors into daily operations.

1.3.2 Green Services

Green Stores

XPENG fully extends its green and low-carbon philosophy to its sales and service network, aiming to transform nationwide stores into sustainable experience spaces that integrate green operations with low-carbon education. We also strive to make green technology more accessible to customers.

XPENG's Nationwide Stores Become Frontline Platforms for Low-Carbon Education

Since 2024, the XPENG Foundation and the XPENG Marketing and Service Team have jointly planned a series of environmental science education activities themed around climate change, green energy, and biodiversity. XPENG's nationwide stores have been transformed into "platforms for spreading green knowledge" open to the public. Through science-themed classes, parent-child reading sessions, and other formats, low-carbon education and cutting-edge technology are converted into accessible educational experiences for young people, integrating commercial spaces with public education. As of December 2025, a total of 87 store-based environmental science education activities had been held with the participation of over 900 families.

In 2025, over 100 of XPENG's nationwide stores participated in the "Big Hands Hold Small Hands: Reading the Book of Earth Together" initiative, and more than 500 stores joined the initiative to spread green technology knowledge. This "store-as-classroom" model not only strengthens the sustainable value resonance between the brand and its users but also lays a solid public foundation for advancing low-carbon transformation through broader social actions.


阅趣童声 共赋有爱
小鹏汽车亲子共读会 · 成都站
小鹏公益

Parent-child Reading Session


大手牵小手
读懂地球这本书
共建书屋
共订计划
共选好书
共读好书
车品鉴会
XPENG

"Big Hands Hold Small Hands:
Reading the Book of Earth Together" Initiative

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 48

Green Charging

In 2025, XPENG further improved its charging network layout and charging technology, enabling its electric vehicle users to charge their cars in the most convenient way. We also take customer real-life scenarios into consideration while selecting the site of charging stations. We strive to build a more efficient, safer, and convenient energy replenishment system that helps to improve energy utilization efficiency and green travel experience.

As of the end of 2025:

XPENG self-operated charging stations:
3,150+

Charging stations offering free benefits to vehicle owners:
2,810+

XPENG supercharging piles:
13,600+

XPENG self-operated charging piles:
17,000+

XPENG supercharging stations:
2,650+

Cities covered:
430+

Sharing of Home Charging Piles

17,090
Number of pile owners joining the shared home charging platform:

150,100
Number of car owners using the platform for energy replenishment:

172,923
Cumulative orders of shared home charging:

30,000
Maximum cumulative order amount per user:

*As of December 22, 2025

- **Regional sharing of energy replenishment resources:** XPENG actively supports the "dual carbon" goals and rural revitalization strategy by accelerating supercharging network construction in county-level areas. The network has covered all counties in the Greater Bay Area

- **Industry standard development and safety supervision:** In 2025, XPENG served as a primary drafter for two national mandatory standards, including the *Safety Requirements for Electric Vehicle Conductive Charging System (GB 44263-2024)* and the *Minimum Allowable Values of Energy Efficiency and Energy Efficiency Grades for Electric Vehicle Power Supply Equipment (GB 46519-2025)*. In terms of station safety supervision, we conducted safety inspections and assessments on regional supercharging operations in 2025. We inspected 41 supercharging stations and 123 ultra-fast charging and destination stations on site, and sampled 88 home charging installations from six suppliers. All identified hazards were rectified

- **Sharing of home charging piles:** XPENG Charging innovatively launched the "Shared Home Charging" model. Powered by a digital platform, it allows pile owners to set prices independently, manage charging online, and withdraw earnings. Users enjoy one-stop services including locating, booking, charging, and payment. Therefore, this model can achieve efficient resource matching and whole-process online services. The "Shared Home Charging" platform not only supports all national-standard vehicle models but also covers multiple scenarios such as communities and office areas. It effectively integrates idle social charging resources and builds a collaborative ecosystem of "sharing economy and green charging." As of December 2025, the platform had connected more than 17,000 shared home charging piles, saved approximately 70% of idle time, and served over 150,000 car owners. As a result, we have formed a sustainable cycle of "user participation, resource conservation and carbon reduction"

- **Sharing of Boost charging technology:** In 2025, XPENG Charging released Boost technology, increasing peak current from 250A to 400A and peak power up to 400 kW on supercharging piles. This technology has been deployed at newly built supercharging stations, which can precisely meet the needs of current high-voltage and high-current vehicles, significantly improve charging efficiency and deliver faster charging experiences for users

- **3-km energy replenishment life circle:** XPENG continues to expand its energy replenishment network. The "3-km Energy Replenishment Life Circle" has covered more than 86% of car owners in 10 core cities including Beijing, Shanghai, Guangzhou, and Shenzhen. The time needed for the car owners from departure to the charging facility is reduced to less than 10 minutes. In over 300 cities including Guiyang, Kunming, Huangshi, and Guilin, its coverage can reach up to 100%

XPENG Charging Awarded the "Top 100 User Index Operator"

At the 6th China International Charging and Battery Swapping Operator Conference on November 24, 2025, XPENG Charging was ranked 9th in the "Top 100 User Index Operator" list released by China Charging Pile Network and other institutions. The recognition was based on comprehensive outstanding performance across five dimensions covering user satisfaction, search reviews, usage experience, station facilities, and platform innovation. XPENG Charging also ranked first for automaker self-built charging networks.


2025充换电行业TOP100运营商用户指数
获证企业
The 6th China International Charging and Battery Swapping Operator Conference

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 49

1.3.3 Green Public Welfare

In response to China's "dual carbon" goals, XPENG established the industry's first foundation devoted to ecological environment and science education, the XPENG Foundation, in October 2021. Various business centers of XPENG, volunteers, public welfare partners, and other stakeholders jointly explore feasible paths to transform the Company's core capabilities into public education products. Under the model of "technology for good, business for shared benefits," XPENG has laid a solid public foundation for advancing low-carbon transformation through broader social actions.

On June 5, 2022, the XPENG Foundation launched the "XPENG Green Home" environmental science education program. The program is designed to effectively disseminate the latest knowledge on topics such as climate change, energy transition, and biodiversity conservation among children aged 3-15 and their parents. It also seeks to enhance the target group's attention to ecological issues and improve their ability to understand and adapt to ecological changes. The program has released multiple environmental science education courses and educational products, including "Elephants Going Home" "Birds Gathering" and "Low-Carbon Traveler", and published the "60 Ecological Books for Kids" list for four consecutive years. It has attracted the participation of over 1,800 employees and car owners, and partnered with public welfare institutions to jointly support environmental science education.

As of the end of 2025, the "XPENG Green Home" program has cumulatively conducted over 2,500 environmental education activities, with an average of two activities per day, covering XPENG stores nationwide, primary and secondary schools, and urban and rural communities, and directly serving over 80,000 school-age children. This has significantly raised awareness and willingness to act on issues such as climate change and biodiversity among the target audience.


Over 80,000 Green Seeds
Sprouting After Four Years of Efforts
2022-2025
XPENG Foundation partnered with all sectors of society
to carry out environmental science education activities
Directly served over 80,000 school-aged children
Launched more than 2,500 environmental education activities
Mobilized over 1,800 volunteers including employees, car owners, teachers and students

Original Environmental Science Education Products of the XPENG Foundation

"Elephants Going Home"

- Biodiversity-themed ecological board game
- Awarded Silver Prize for Public Welfare Class in the National Nature Education Cultural and Creative Product Design Competition
- Ranked among Top 100 in the 11th China Public Welfare and Charity Project Competition



"Birds Gathering"

- Devoted to bird and habitat protection
- Ranked among 2025 Top 10 Excellent Cultural and Creative Products for Nature Education in Guangdong (the only winning automaker)



"Low-Carbon Traveler"

- China's first "Future Mobility" themed science education board game
- Selected as a "2025 Typical Case of Ecological Environment and Scientific Achievement Popularization" by the Chinese Society for Environmental Sciences



"Low-Carbon Traveler 2.0" Navigator Program

In 2025, the XPENG Foundation, in collaboration with the Beijing Auto Museum, launched the "Low-Carbon Traveler 2.0" program themed "Sustainability+Technology" against the backdrop of building an "Intelligent Society." The program provides engaging environmental science education toolkits for school teachers, public welfare organizations, and volunteer groups concerned with sustainability issues. As of the end of 2025, the program has cumulatively served over 20,000 children and teenagers in 18 provinces/municipalities nationwide.


科技造福人类
创新引领未

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 50

1.3.4 Green Supply Chain

XPENG deeply integrates supply chain carbon management into its value chain collaboration mechanism. By establishing a routine training support system, providing full-process technical guidance, and continuously improving cooperation management standards, the Company systematically promotes partners' carbon management capabilities and jointly builds a transparent, collaborative, and efficient green supply chain ecosystem. For incoming suppliers, the Company organizes unified safety and environmental training and requires them to sign the Stakeholder Safety and Environmental Agreement and the Stakeholder Safety and Environmental Commitment Letter.

In 2025, we provided systematic carbon management empowerment for Tier-1 suppliers through a combined model of "project launch meetings and technical training sessions." We systematically explained domestic and international policy trends, data reporting standards, and the operation process of the CICES system. Technical training sessions featured experts from CATARC who provided detailed guidance on product carbon footprint calculation methods and practical points, supplemented by operation manuals and FAQs. Furthermore, XPENG developed a dual-support mechanism of "group Q&A sessions and one-on-one coaching," with a dedicated team providing full-process tracking and guidance to ensure the standardization and completeness of carbon data reporting. While actively promoting data accounting and reporting empowerment, we also actively carried out supply chain empowerment and exchange activities, including trend interpretation, best-practice sharing, and supplier project cooperation discussions. The aim is to help suppliers transform carbon management achievements into tangible outcomes and promote horizontal expansion.

Relying on the closed-loop empowerment mechanism of "training, implementation and optimization," we have transformed carbon management from corporate actions into a collaborative industry-chain process. This has provided systematic support for low-carbon transformation across the supply chain, contributing to overall industry carbon transparency and effective emission reduction.

During supply chain carbon data management, we identified common challenges faced by some suppliers in initial accounting stages, such as insufficient capability and experience. We have issued practical guides such as the CICES Data Reporting Notes to provide systematic support.

In 2025, we further advanced management standardization by, for the first time, clearly defining requirements for material utilization coverage ratio, data quality rating (DQR), and unified part coding. Data cross-verification was also conducted through the China Automotive Material Data System (CAMDS) and the CICES to improve data standardization.

Up to date, we have achieved data collection for the high carbon-emitting parts in key models including G6, 2025 G9, and X9. Based on this, we also conduct product carbon footprint accounting primarily using actual scenario data. In the future, we will continue to optimize data collection forms and system functions, expand data granularity and coverage, and work toward establishing carbon footprint accounting processes that comply with international standards.


CALB
中创新航 电池专家
总部
中国常州
五大研发中心
常州 深圳 上海 成都 欧洲
十大产业基地
37+
乘用车品牌
270+
车型应用
2,300,000+
配套车辆
4个直辖市 328个地级行政区
运行城市
累计碳减排8,000,000吨
≈400,000,000棵树

On-site exchange for Tier-1 supplier carbon empowerment

51 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT SOCIAL-Intelligent Product for Shared Value At XPENG, safety is key to developing quality products. Through systematic responsibility management and multi-party value co-creation, we closely connect employee development, and supply chain responsibility with social prosperity to create a reliable and resilient development ecosystem. We also join hands with all partners to strive for a long-term future with shared success. Highlights: Proportion of R&D investment to the operating revenue As of the end of 2025 XPENG had invested a total of over CNY in public welfare Registered volunteers million Signing rate

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 52

【Product Safety: Upholding Safety Responsibility】

XPENG adheres to the principle of "valuing safety and innovation, upholding compliance and responsibility." We have formulated the New Energy Vehicle Enterprise Safety System Management Manual, and established a three-tier safety management organizational framework, under which the Safety Steering Committee makes strategic decisions, professional working groups oversee specific affairs, and business units executive the initiatives, with clearly defined responsibilities and collaboration mechanisms at each level. Meanwhile, we have built a comprehensive protection system "active safety, passive safety, escape safety, battery safety, information security, and service safety" spanning the entire product lifecycle. We have deeply integrated ISO 26262 (functional safety) and ISO 21448 (safety of the intended functionality) standard certifications into our R&D and control processes, thereby ensuring reliable, safety travel experiences for our users.

Safety Management Framework

Primary Functions

Responsible for overall safety management decision-making

Primary Functions

Chairman

Head of the Quality and Safety Center: Responsible for handling daily management functions of the Safety Steering Committee Office, formulating and decomposing annual safety target indicators, and conducting regular inspections and assessments

Working Group

Work Safety Working Group: Responsible for coordinating the establishment and management of the Company's occupational health and safety management system as well as the environmental management system

Working Group for the New Energy Vehicle Enterprise Safety System: Responsible for coordinating the safety system of new energy vehicle enterprises

Primary Functions

Responsible for implementing the Company's safety requirements and conducting safety management within the department


Safety Steering Committee
Chairman I President of the Company
Members I Heads of departments at all levels
Safety Management Office
Chairman I Head of the Quality and Safety Center
Working Group I Work Safety Working Group
Working Group for the New Energy Vehicle Enterprise Safety System
Center/Departmentt
Head of each center/department

Safety Management System Certification


exida
Certificate / Certificat
Zertifikat / 合格証
XPeng 24/11-037 C002
SOTIF Management Process
Guangzhou XiaoPeng Motors Technology Co., Ltd.
Guangzhou, China
ISO 21448 : 2022
The activities and methodologies to reduce risk associated with SOTIF hazards are defined and implemented.
ANAB
Evaluating Assessor
Certifying Assessor

ISO 21448 SOTIF
(Expected Functional Safety)
Management Process Certificate


exida
Certificate / Certificat
Zertifikat / 合格証
XPeng 24/11-037 C001
Functional Safety Management Process for Item Development
Guangzhou XiaoPeng Motors Technology Co., Ltd.
Guangzhou, China
ISO 26262 : 2018 Parts 2, 3, 4, 5, 6, 8 and 9
Systematic Integrity: ASIL D
ANAB
Evaluating Assessor
Certifying Assessor

ISO 26262
Functional Safety Management Process Certificate

53 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Product Safety Certifications and Awards XPENG All-New P7 2025 C-AHI 5-Star Certification XPENG X9 XPENG G9 2024 C-NCAP 5-Star Safety Rating 2024 C-IASI Top Rating in All Three Categories (GG+G+) 2024 I-VISTA Top Rating in All Four Categories (G+G+GG) 2024 C-ICAP 5-Star Certification 2024 C-GCAP 5-Star Rating 2024 C-AHI 5-Star Certification 2024 Top 10 Car Bodies Award in China and Best Craftsmanship Award 2024 The First Intelligent Driving Assistance System Certification in Complex Weather Conditions in China, awarded by CAERI 2024 “World’s Top 10 Intelligent Vehicles” awarded by Auto Evaluation Research Institute 2024 Certification for Exceeding FMVSS Rear Impact Standard (80km/h) 2022 C-AHI 5-Star Certification 2023 C-NCAP 5-Star Safety Rating 2023 Euro NCAP 5-Star Safety Rating 2024 C-GCAP 5-Star Rating 2025 Power Battery All-Scenario Verification “Summer Water Wading Safety Verification” XPENG G6 2023 I-VISTA 5-Star Certification 2023 C-AHI 5-Star Certification 2024 Euro NCAP 5-Star Safety Rating 2024 C-ICAP 5-Star Certification XPENG MONA M03 2025 CA-CAP 5-Star Certification XPENG P7+ 2025 C-NCAP 5-Star Safety Rating 2025 C-GCAP 5-Star Rating 2025 Recognized as an “Excellent Vehicle in Extreme Heat” in the CAERI Extreme Heat Summer Test XPENG G7 2025 C-NESA 5-Star Certification 2025 Recognized as an “Excellent Vehicle in Extreme Heat” in the CAERI Extreme Heat Summer Test

54 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Active Safety As of the end of the reporting period XPENG has cumulatively avoided potential collision accidents including nighttime scenarios XPENG’s active safety system is built on core technologies including enhanced Automatic Emergency Braking (AEB), full-scenario Automatic Emergency Steering (AES) and stable operation during high-speed tire blow-out. This enables the precise prediction and proactive intervention of driving risks, with an operating speed of up to 150 km/h, effectively avoiding various driving accidents such as collisions and tire blowouts. While reducing travel safety risks, we implement proactive safety protection to safeguard user safety.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX

XPENG GROUP 2025 ESG REPORT 55

Passive Safety

XPENG has built a comprehensive passive safety protection system that exceeds the structural design and functional configuration standards of the "China-New Car Assessment Program (C-NCAP)" 5-Star Rating and the "China Insurance Automotive Safety Index (C-IASI)." We have provided multiple protection mechanisms, including an ultra-high-strength cage-type steel body, full-car occupant protection airbags, zero-gravity seat cushion airbags, and dual pre-tensioning load-limiting seatbelts. These efforts aim to fully guarantee the structural integrity of the occupant cabin and personnel safety in the event of a collision.

XPENG P7 Protects Owner Safety in Extreme Collision

In 2025, the XPENG P7 was involved in a collision with a train at an unattended railway level crossing in Denmark. During the incident, although the front compartment of the vehicle underwent significant crushing deformation under extreme impact conditions, the occupant cell maintained its structural integrity, and the occupants inside were unharmed. This accident fully validated the effectiveness of the XPENG P7's body structure design for energy absorption and load transfer under extreme collision conditions, demonstrating the vehicle's reliable occupant protection capability in severe crash scenarios.



XPENG X9 - A Mobile Fortress for Safety Travel

Integrated Die-Casting Steel-Aluminum Hybrid Cage Body

XPENG X9 boasts a robust cage body structure with high-strength steel-aluminum hybrid materials accounting for 87%, and pioneers front and rear integrated aluminum die-casting. A total of 19 ring-shaped safety designs form a three-dimensional protective cage. The A-pillar is embedded with a 2000MPa hot gas-formed expansion tube, combining with the body to form a "roll cage." The torsional stiffness of the vehicle is increased by 3 times, and bending stiffness is enhanced by 30%.



X9 Car Body Structure

Full-Size Airbag System

XPENG X9 is equipped with up to 9 airbags. This features a 68L ultra-large volume, and side curtains with an ultra-long 6-second pressure retention time covering all occupant positions for the three rows, providing all-round protection for all occupants. Meanwhile, we achieve all-scenario, multi-dimensional collision protection for the second-row occupants in zero-gravity posture through the second-row zero-gravity seat cushion airbag.



X9 Airbags

Global Safety Standards

XPENG X9 is engineered to meet the highest safety standards worldwide, including C-NCAP 5 Stars, C-IASI excellent ratings, and Euro NCAP 5 Stars. It has also passed safety tests exceeding US standards with an 80kph fully loaded rear-impact, fully aligning with global safety standards.


小鹏X9 中美欧后碰测试
超美标 更安全
XPENG

X9 Safety Standards

56 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Escape Safety XPENG has implemented a complete escape safety system covering emergency signaling, door release and egress procedures. This system features independent emergency call (ECall), automatic window lowering on impact, safety hammers, mechanical redundancy for all door handles, separate backup power supply for lock mechanisms, and on-screen emergency guidance. Through these efforts, we have formed the final line of defense for occupant safety, ensuring that users have a safe and reliable escape channel in emergency scenarios. Information Security XPENG has developed a systematic product digital information security framework, with the Information Security and Data Compliance Committee at its core. We have deeply integrated privacy protection principles into our product development and system architecture. By conducting Data Protection Impact Assessments (DPIA), we proactively identify and mitigate risks. The Company has obtained ISO 27001, ISO 27701, and automotive-grade cybersecurity certifications in China and overseas. We strictly adhere to the minimum necessary rule throughout the process of data collection, encrypted storage, periodic deletion, and third-party management. Over the past five years, we have maintained a “zero-breach” record for customer data. Through regular security training, emergency drills, and accountability assessments for all employees, we continue to reinforce our data security for smart vehicles. In September 2025, XPENG has built partnership with Alibaba Cloud to develop post-quantum security technology, with the all-new XPENG P7 being the first model to be equipped with this technology. By deploying encryption algorithms resistant to quantum computing attacks, we are building a future-proof information security defense for smart vehicles, ensuring the security of user data and vehicle communications. Furthermore, we plan to gradually expand this technology to core functions across all our vehicle models, demonstrating our forward-thinking approach and commitment to responsibility in the field of information security. the Company adheres to the intrinsic safety of cell materials and processes, while enhancing process control. Regarding battery packs, thermal management and mechanical structure designs exceed national standards, and rapid electrical safety protection is achieved via 2-millisecond-level cutoff technology. Equipped with low-power 24-hour monitoring and self-developed AI early warning algorithms, we have acquired intelligent safety capabilities for the hardware system. Battery and Supply Safety XPENG has developed a three-level battery safety architecture covering “intrinsic safety, passive safety and active safety,” which is integrated into every stage of product development, testing and supply chain management. All models being sold by XPENG have met in advance the national standard the Electric Vehicles Traction Battery Safety Requirements (GB38031-2025) issued by the Ministry of Industry and Information Technology. We have passed various safety tests and. During thermal propagation tests, we ensured that no fire or explosion occurs within 24 hours of battery monitoring, comprehensively guaranteeing battery safety and stability from extreme conditions to daily use. XPENG Builds Partnerships to Strengthen Post-Quantum Information Security Hardware technology protection the Company implements a closed-loop testing and verification system which spans from individual components to the complete battery pack, and continuously upgrades its internal standards based on real-world operating conditions. Regarding supply chain management, we ensure the safety and reliability of critical hardware through rigorous supplier audits, Advanced Product Quality Planning (APQP) development control, and strict incoming inspection mechanisms. This system has proven highly effective, and there have been no recalls caused by power batteries in recent years. Hardware quality control Post-Quantum Security Technology Cooperation between XPENG and Alibaba Cloud

57 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Safety Services We have developed a systematic emergency service framework covering products, the supply chain, and market operations. We ensure clear accountability and rapid incident resolution by establishing product emergency response plans, building supply chain resilience, and implementing a three-tier (Headquarters-Region-Store) response mechanism with 7×24 availability. In addition, we have set up the XPENG Security Response Center, which solicits and rewards vulnerability reports from users and security experts, thus integrating external expertise into our security protection system. A robust safety system relies not only on efficient response and defense but also on user awareness and correct usage. We have extended our safety framework to vehicle owners by building a full-process intelligent driving safety system. Focusing on the “Intelligent Driving Points,” the system consists of “education, monitoring, and incentive.” From mandatory pre-use safety examinations and knowledge sharing via the “Intelligent Driving Class” to real-time monitoring, early warning, and learning guidance for behaviors such as hands-off driving or driver distraction, as well as positive incentives such as OTA (Over-the-Air) priority access, we systematically help users acquire an accurate understanding of intelligent driving capabilities and cultivate safe, proper operating habits. This approach consolidates the safety foundation of human-machine co-driving at the source.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 58

2.1 Quality Products

XPENG remains steadfast in its commitment to quality and safety. Guided by the core principle of "Quality First, Safety Paramount," we have implemented a robust quality management system. Through rigorous safety performance R&D and testing, we meticulously craft every product to safeguard the safety of every journey our users take.

2.1.1 Innovation and R&D

Driven by the mission of "becoming a smart technology company trusted and loved by users worldwide," XPENG achieved a strategic upgrade and technological leap in 2025. We have upgraded our positioning to "a mobility explorer in the physical AI world and a global embodied intelligence company," marking the expansion of our technological R&D roadmap from smart electric vehicles to embodied intelligence platforms.

Innovation System and Strategy

XPENG has developed a full-stack, self-developed physical AI system covering chips, large models, and intelligent hardware. Relying on unified technological capabilities, we are bridging the intelligent boundaries between diverse terminals, including AI-powered vehicles, Robotaxi, humanoid robots, and flying cars. Our innovation architecture is managed by a Technical Planning Working Group that oversees an end-to-end, closed-loop process. Guided by the Automotive Technical Center Forward-Looking Technology Planning Process V1.0, we drive technological planning through cross-departmental evaluation of technical value.

Our full-stack, self-developed technological layout and closed-loop management system provide a solid foundation for XPENG's global expansion and continuously empowers our product adaptability and competitiveness in overseas markets. Under our R&D system, nine global R&D centers work together to advance technology localization and integrated innovation.


XPENG 企业基本情况
7
小鹏 11 年，全球 9 大研发中心
慕尼黑
硅谷
圣地亚哥
武汉
北京
上海
广州总部
深圳
肇庆

In 2025, XPENG systematically advanced the innovation and adoption of intelligent mobility technologies, and consistently increased R&D investment in energy conservation, consumption reduction, range extension, and optimized battery management. Our intelligent driving system has achieved end-to-end optimization from perception and decision-making to control by leveraging next-generation large model technology, thus realizing safer and more effortless driving experiences in complex environments. Meanwhile, we continued to refine our energy ecosystem, further optimizing driving range and energy replenishment efficiency through extended-range technology and ultra-fast charging networks. We also advanced the upgrade and deployment of humanoid robots and flying cars, strengthening our global layout in the field of "embodied intelligence" through open-source technology and ecosystem partnerships.

Indicator	2022	2023	2024	2025
R&D investment (CNY million)	5,214.8	5,276.6	6,456.7	9490.0
R&D positions	6,313	5,401	6,200	8,906
Proportion of R&D investment to the revenue (%)	19.4	17.2	15.8	12.4

R&D Talent Cultivation

XPENG is committed to building a multi-tiered, diverse, large-scale, and self-reliant international R&D talent pool. The Company's founders and senior management team, composed of seasoned technical experts from various industries, provide solid talent support.

In 2025
The Company's R&D team had
8,906 personnel
accounting for the whole workforce
44.79%

- Accounts for the R&D team **38.85%**
- Autonomous driving reaches **56.75%**
- Automotive design and manufacturing reaches **33.17%**
- humanoid robots reaches **71.86%**

XPENG places high value on encouraging R&D talent. R&D achievements are incorporated into the employee performance evaluation system and directly linked to remuneration. We provide special rewards for intellectual property, such as patents and software copyrights, as well as awards for outstanding inventors. Furthermore, by publishing rankings for patent proposals and inventor scores, we encourage our employees to actively engage in technological innovation and achievement transformation, so as to continuously foster a culture of innovation.

59 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Achievements in Technology Innovation Leveraging its industry-leading technological advantages, XPENG continuously advances technological innovation, accelerates the commercialization of technological achievements, and actively collaborates with industry partners and companies across the industry chain to jointly build a robust ecosystem for technology innovation. Achievements in Innovation In November 2025, XPENG hosted its AI Day with the theme of “Emergence.” Focusing on the concept of “Physical AI,” we unveiled four innovative achievements, namely the VLA 2.0 large model, the Robotaxi platform, the next-generation IRON humanoid robot, and the AeroHT flying car system. These milestones clarify our innovation roadmap and demonstrate our comprehensive strategic layout and vision for global ecosystem collaboration in the field of embodied intelligence. In 2025, XPENG established its VLA 2.0 large model as the core foundation for its intelligent mobility strategy. By leveraging AI to enhance our development efficiency and strategically deploying Robotaxi solutions, we are accelerating the transition of L4 autonomous driving from concept to reality. AI Car XPENG has anchored its AI capabilities in the development of the VLA 2.0 model, which serves as the “operating system for the physical AI world.” 1) The VLA 2.0 Large Model: The Foundation of Intelligence End-to-End Generation: By eliminating the traditional phase of “language translation,” the VLA 2.0 model achieves direct end-to-end output from visual signals to action commands for the first time, significantly enhancing decision-making efficiency and precision. 2025 marked the inaugural year of “AI+Simulation” at XPENG. Our team successfully deployed multiple AI-driven predictive tools, significantly boosting R&D efficiency. 2) AI-Empowered Development Ecosystem AI-Powered Aerodynamic Prediction: Aerodynamic drag can be predicted during the conceptual design stage with accuracy exceeding 90%. When applied to three vehicle projects, it can increase pre-simulation efficiency by 40%-50%, expand optimization options by over 30%, and reduce the comprehensive cost by approximately CNY 300,000 per model. Multi-Domain Predictive Tools: AI predictive tools have been implemented in areas such as pedestrian head-impact prediction, strength and durability, Noise, Vibration and Harshness (NVH), and safety integration regulations. These systems have improved efficiency by over 10% across business segments, effectively reducing engineers’ workload and enhancing decision-making accuracy. XPENG has extended its technological capabilities accumulated in AI cars to launch a forward-looking Robotaxi solution. 3) Robotaxi: Driving L4 Autonomy into Reality World-Leading In-Vehicle Computing Power and Pure Vision: Powered by four self-developed Turing AI chips delivering 3,000 TOPS of computing power, the highest level in mass-produced cars globally, the system utilizes a pure vision sensing solution without relying on LiDAR and high-definition maps. This design is engineered to adapt perfectly to complex traffic conditions in different regions. Innovative External Interaction System: XPENG Robotaxi debuts an industry-first “Sun-Visor External Display” system, enhancing safety and social acceptance for driverless vehicles. It communicates visual information to pedestrians in scenarios such as low-speed navigation, building trust in human-vehicle interactions. Massive-Scale Training: The model is trained on nearly 100 million clips of real-world driving data, equivalent to 65,000 human-years of complex driving scenarios, providing it with exceptional scene generalization and problem-solving capabilities. Emergent Intelligence: In testing, the VLA 2.0 demonstrated new emergent capabilities, such as recognizing traffic police gestures and proactively responding to traffic light signals without prior training. Based on this model, the “Narrow Road NGP” function increased the average miles per intervention (MPI) on complex narrow roads by 13 times.

60 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Humanoid Robot IRON, XPENG’s next-generation humanoid robot, serves as a primary carrier for our embodied intelligence initiatives, aiming for the ultimate anthropomorphism in both form and intelligence. “Inside out” Biomimetic Configuration: IRON features a human-like spine, biomimetic muscles, and a fully encapsulated flexible skin. With 82 degrees of freedom (DoF), it can execute complex human-like movements, such as a cat-like walk. Its hands utilize the industry’s smallest harmonic joints, providing 22 degrees of freedom for 1:1 human-hand-level precision, enabling a natural and fluid gait. Proprietary Autonomous Core Engine: IRON is powered by a “High-Level Brain-Cerebellum” system, integrating the same VLA and VLM models used in XPENG’s AI cars with a newly developed VLT (Vision-Language-Task) model. This enables IRON to perform deep thinking, environmental inference, and autonomous decision-making. Cutting-Edge Energy Technology & Clear Commercial Path: IRON is the industry’s first robot that feature all-solid-state batteries, achieving extreme lightweight performance and safety. Commercially, IRON will initially be deployed in scenarios such as guided tours and shopping assistance, while partnering with Baosteel Group to explore complex industrial inspection applications. Through the AeroHT brand, XPENG is establishing a multi-dimensional mobility system for both personal and business use, ushering in a new era of low-altitude travel. Flying Cars Distinct Product Positioning: The “Land Aircraft Carrier” is a modular, detachable flying car designed for individual users, which has already secured over 7,000 global orders. The “A868” is a full-tilt, hybrid-electric vertical take-off and landing (eVTOL) vehicle designed for efficient, multi-passenger travel. Featuring a 6-seat cabin, it has an estimated range of 500 km and a top speed of 360 km/h, and has currently entered the critical stage of flight validation. Deep Integration of Aviation and Automotive Technology: The A868 is built on the Kunpeng Super Extended-Range Architecture, featuring a self-developed aviation-grade hybrid-electric core. The “Land Aircraft Carrier” innovatively adopts a “four-axis-in-one” single- stick control system and a six-axis, six-propeller dual-ducted configuration, significantly lowering operational difficulty and enhancing safety. World’s First Modern Flying Car Mass Production Facility: The AeroHT flying car factory commenced trial production in November 2025. As the world’s first modern assembly line dedicated to flying cars, it boasts a planned annual capacity of 10,000 units. Achievements in Technology Innovation Leveraging its industry-leading technological advantages, XPENG continuously advances technological innovation, accelerates the commercialization of technological achievements, and actively collaborates with industry partners and companies across the industry chain to jointly build a robust ecosystem for technology innovation. Achievements in Innovation In November 2025, XPENG hosted its AI Day with the theme of “Emergence.” Focusing on the concept of “Physical AI,” we unveiled four innovative achievements, namely the VLA 2.0 large model, the Robotaxi platform, the next-generation IRON humanoid robot, and the AeroHT flying car system. These milestones clarify our innovation roadmap and demonstrate our comprehensive strategic layout and vision for global ecosystem collaboration in the field of embodied intelligence. In 2025, XPENG established its VLA 2.0 large model as the core foundation for its intelligent mobility strategy. By leveraging AI to enhance our development efficiency and strategically deploying Robotaxi solutions, we are accelerating the transition of L4 autonomous driving from concept to reality. AI Car XPENG has anchored its AI capabilities in the development of the VLA 2.0 model, which serves as the “operating system for the physical AI world.” 1) The VLA 2.0 Large Model: The Foundation of Intelligence End-to-End Generation: By eliminating the traditional phase of “language translation,” the VLA 2.0 model achieves direct end-to-end output from visual signals to action commands for the first time, significantly enhancing decision-making efficiency and precision. 2025 marked the inaugural year of “AI+Simulation” at XPENG. Our team successfully deployed multiple AI-driven predictive tools, significantly boosting R&D efficiency. 2) AI-Empowered Development Ecosystem AI-Powered Aerodynamic Prediction: Aerodynamic drag can be predicted during the conceptual design stage with accuracy exceeding 90%. When applied to three vehicle projects, it can increase pre-simulation efficiency by 40%-50%, expand optimization options by over 30%, and reduce the comprehensive cost by approximately CNY 300,000 per model. Multi-Domain Predictive Tools: AI predictive tools have been implemented in areas such as pedestrian head-impact prediction, strength and durability, Noise, Vibration and Harshness (NVH), and safety integration regulations. These systems have improved efficiency by over 10% across business segments, effectively reducing engineers’ workload and enhancing decision-making accuracy. XPENG has extended its technological capabilities accumulated in AI cars to launch a forward-looking Robotaxi solution. 3) Robotaxi: Driving L4 Autonomy into Reality World-Leading In-Vehicle Computing Power and Pure Vision: Powered by four self-developed Turing AI chips delivering 3,000 TOPS of computing power, the highest level in mass-produced cars globally, the system utilizes a pure vision sensing solution without relying on LiDAR and high-definition maps. This design is engineered to adapt perfectly to complex traffic conditions in different regions. Innovative External Interaction System: XPENG Robotaxi debuts an industry-first “Sun-Visor External Display” system, enhancing safety and social acceptance for driverless vehicles. It communicates visual information to pedestrians in scenarios such as low-speed navigation, building trust in human-vehicle interactions. Massive-Scale Training: The model is trained on nearly 100 million clips of real-world driving data, equivalent to 65,000 human-years of complex driving scenarios, providing it with exceptional scene generalization and problem-solving capabilities. Emergent Intelligence: In testing, the VLA 2.0 demonstrated new emergent capabilities, such as recognizing traffic police gestures and proactively responding to traffic light signals without prior training. Based on this model, the “Narrow Road NGP” function increased the average miles per intervention (MPI) on complex narrow roads by 13 times. IRON, XPENG’s next-generation humanoid robot, serves as a primary carrier for our embodied intelligence initiatives, aiming for the ultimate anthropomorphism in both form and intelligence. Humanoid Robot “Inside out” Biomimetic Configuration: IRON features a human-like spine, biomimetic muscles, and a fully encapsulated flexible skin. With 82 degrees of freedom (DoF), it can execute complex human-like movements, such as a cat-like walk. Its hands utilize the industry’s smallest harmonic joints, providing 22 degrees of freedom for 1:1 human-hand-level precision, enabling a natural and fluid gait. Proprietary Autonomous Core Engine: IRON is powered by a “High-Level Brain-Cerebellum” system, integrating the same VLA and VLM models used in XPENG’s AI cars with a newly developed VLT (Vision-Language-Task) model. This enables IRON to perform deep thinking, environmental inference, and autonomous decision-making. Cutting-Edge Energy Technology & Clear Commercial Path: IRON is the industry’s first robot that feature all-solid-state batteries, achieving extreme lightweight performance and safety. Commercially, IRON will initially be deployed in scenarios such as guided tours and shopping assistance, while partnering with Baosteel Group to explore complex industrial inspection applications. Through the AeroHT brand, XPENG is establishing a multi-dimensional mobility system for both personal and business use, ushering in a new era of low-altitude travel. Flying Cars Distinct Product Positioning: The “Land Aircraft Carrier” is a modular, detachable flying car designed for individual users, which has already secured over 7,000 global orders. The “A868” is a full-tilt, hybrid-electric vertical take-off and landing (eVTOL) vehicle designed for efficient, multi-passenger travel. Featuring a 6-seat cabin, it has an estimated range of 500 km and a top speed of 360 km/h, and has currently entered the critical stage of flight validation. Deep Integration of Aviation and Automotive Technology: The A868 is built on the Kunpeng Super Extended-Range Architecture, featuring a self-developed aviation-grade hybrid-electric core. The “Land Aircraft Carrier” innovatively adopts a “four-axis-in-one” single- stick control system and a six-axis, six-propeller dual-ducted configuration, significantly lowering operational difficulty and enhancing safety. World’s First Modern Flying Car Mass Production Facility: The AeroHT flying car factory commenced trial production in November 2025. As the world’s first modern assembly line dedicated to flying cars, it boasts a planned annual capacity of 10,000 units.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 61

Intellectual Property Protection

XPENG strictly adheres to the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, and other relevant laws and regulations. We continuously improve our intellectual property management system. We obtained the GB/T 29490-2013 Intellectual Property Management System Certification in 2021, passed the supervisory audit in 2023, and completed the transition to the new GB/T 29490-2023 certification in 2025. XPENG has also formulated internal policies such as the Rules and Policy for Intellectual Property Protection, the Measures for Management of Intellectual Property Work, and the Measures for Management of Patent Work to strengthen the protection of trademarks, patents, copyrights, and other forms of intellectual property.


知识产权合规管理体系认证证书
广州小鹏汽车科技有限公司
GB/T29490-2023

The Company has established a comprehensive intellectual property governance framework. The Legal Department is responsible for overall intellectual property management and oversees a dedicated Intellectual Property Working Group responsible for patent, trademark, and copyright applications, infringement risk prevention, rights protection, and dispute response. The team also collaborates with departments such as R&D and branding to jointly advance intellectual property protection. Furthermore, we protect our trade secrets and intellectual assets by requiring all employees to sign the Confidentiality and Non-Competition Agreements and the Intellectual Property Ownership Agreements.

In 2025, XPENG

Obtained patents	Obtained trademarks	Btained copyrights	Cumulatively obtained patents
516 items	33 items	59 items	3,761 items

In 2025, XPENG won the Gold Award at the Guangdong-Hong Kong-Macao Greater Bay Area High-Value Intellectual Property Portfolio Competition. The Company was also selected as a "National Intellectual Property Demonstration Enterprise" and included in the proposed recommendation list for the Intellectual Property Powerhouse Demonstration Program (2025-2027).


广州小鹏汽车科技有限公司
金奖

XPENG Awarded the Gold Prize at the Guangdong-Hong Kong-Macao Greater Bay Area High-Value Intellectual Property Portfolio Competition.

Protection Mechanism	• We have established a comprehensive intellectual property protection and governance framework, with the Legal Department coordinating all intellectual property management responsibilities and processes. The intellectual property management system is integrated into our Feishu platform, ensuring systematic protection through robust internal systems and optimized organizational workflows • We have continuously improved our intellectual property infringement feedback mechanism. By monitoring market infringement leads through multiple channels, the Legal Department conducts thorough evaluations and initiates timely legal actions to safeguard our rights and interests • In 2025, we implemented a "Trademarks Before Product Launch" strategy. We proactively registered core trademarks for new products, such as the IRON robot, to mitigate the risk of trademark squatting and ensure sufficient lead time for mass production, market promotion and channel development
Infringement Risk Screening	• During vehicle development, we conduct infringement risk assessments for innovative technical solutions, with dedicated reports issued at key checkpoints. We also strengthen mandatory trademark infringement screening for proposed brand names and model codes at key checkpoints • During business operations, the Legal Department conducts infringement risk assessments to avoid infringing on third-party intellectual property and reduce business risks • In our collaboration with suppliers, we incorporate non-infringement covenants into contracts and conduct regular internal performance evaluations to ensure compliance • We improve our regular infringement complaint mechanism for e-commerce platforms, which mainly targets online sales of trademark-infringing products, as an effective supplement to trademark infringement litigation
Rights Protection and Infringement Dispute Response	• By proactively initiating rights protection initiatives, we not only protect our own intellectual property rights but also enhance our market competitiveness and brand image • In the event of IP disputes, the Legal Department collaborates closely with relevant business units to resolve conflicts effectively
Specialized Training	• We conduct offline specialized training for employees in R&D, Legal, and other departments. Key topics include patent licensing, litigation updates, patent retrieval, technical disclosure drafting, application procedures, and patent risk avoidance • We continuously provide online training on intellectual property fundamentals for all new employees, with a 100% coverage rate • We collaborate with the Guangdong Intellectual Property Protection Association and patent agencies to hold offline training sessions, covering topics such as data intellectual property protection, judicial practice, and high-value patent cultivation

62 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 2.1.2 Product Series5 5For more details, please refer to XPENG’s official website at https://www.xiaopeng.com/ XPENG P7+ XPENG G7 XPENG G6 XPENG G9 XPENG MONA M03 XPENG P7 XPENG X9

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 63

2.1.3 Product Quality

XPENG strictly complies with related regulations of the European Union and the Worldwide Harmonized Light Vehicles Test Procedure (WLTP). We have formulated an array of management systems such as the Process Quality Control Procedures and the Vehicle Inspection Control Procedures, to clarify quality control responsibilities and standardized processes at each stage. The Company continuously strengthens its product assurance mechanism and recall system, thereby steadily enhancing its product quality management.

Quality Management System

XPENG has established an organizational quality management system that covers the entire product lifecycle. This system integrates six departments, spanning R&D, manufacturing, after-sales, and system operations, into a systematic and complete closed-loop quality assurance mechanism. Meanwhile, the Company makes unremitting efforts to improve its quality management system. In 2025, a total of 286 quality system documents were newly added or revised, systematically ensuring the achievement of quality objectives and the enhancement of product safety.

ISO 9001 Quality Management System Certification

One additional company obtained the certification in 2025. As of the end of the reporting period, a total of 7 companies under XPENG have obtained the certification.

Quality Strategic Objectives

XPENG systematically formulates quality objectives in accordance with the Quality Objective Management Procedures. We have expanded the scope of quality performance application to departments, individuals, and project matrices. Fifteen primary quality indicators have been established under five major categories, including market, R&D, manufacturing, system/operations, and safety. Through strengthened process reviews, special control measures, and regular tracking, we have ensured the effective implementation of quality objectives.

Phase	Objective
Phase 1	Establish a self-sustainable closed-loop system
Phase 2	Make the self-sustainable closed-loop system fully operational
Phase 3	Achieve quality leadership and set an industry benchmark

To ensure the achievement of annual objectives, XPENG has established a year-round closed-loop management mechanism.

2025 Quality Indicator Control Plan

- **Objective Decomposition**: Quality indicators are decomposed along the dimensions of models and functional centers, with monthly performance reporting and management conducted in alignment with each center's OKRs
- **Objective Monitoring**: Each center is responsible for its committed objectives and closed-loop management. The Quality and Safety Center conducts monthly monitoring and reviews of objective achievement, and publicly announces monthly evaluation results as part of the center's performance assessment
- **Performance Improvement**: The Quality and Safety Center collaborates with business centers on special initiatives to enhance objective achievement. A comprehent
- **Summary and Review**: Annual reviews are conducted to assess objective achievement and improvement initiatives, with adjustments made to the medium- and long-term quality strategic plan

In 2025, XPENG won both the "2025 Quality Progress Award" and the "2025 Quality Management Person of the Year Award" at the "'Quality' for the Future 2025 China Automotive Quality Gala," organized by the China Automotive Quality Committee, demonstrating XPENG's relentless pursuit of excellence in product quality.

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XPENG GROUP 2025 ESG REPORT 64

Quality Assurance Mechanism

XPENG has established an end-to-end closed-loop quality assurance mechanism, which fully promotes quality improvement around customer needs across R&D, supply, manufacturing, operations, and market segments through a cycle of "campaigns for breakthroughs + continuous improvement." Relying on organizational safeguards and capability building, we have strategically deployed six major quality campaigns targeting key areas such as project planning, testing processes, VAVE changes, component validation, supply chain capability, and overseas system development, with clearly defined objectives and improvement measures to ensure product quality and safety.

R&D

- Strictly comply with systems such as the Product Safety Design Management Procedures, covering the entire lifecycle of vehicles or products, and control deliverables, including functional safety and information security, within the vehicle gate deliverables list
- Focus on user perception by upgrading raw materials and processes to enhance visual quality and tactile experience
- Apply advanced manufacturing processes such as integrated die-casting to ensure structural safety and quality
- Formulate and continuously update the Company's hazardous substance control list based on regulatory requirements and high-risk component lists,, forming a full-chain hazardous substance control system during project development and mass production
- Establish and strictly follow systems such as the Interior Color and Texture Industrialization Consistency Development Process to standardize deliverable management at each project stage. In 2025, the Company completed the formulation and release of new platform VES evaluation standards, systematically improving benchmarks for perceived design quality and physical product quality

Supply

- Formulate and implement specialized management documents such as the Chip Supplier Audit Guide and the Device PPAP Approval Requirements to continuously improve the supplier quality management system
- Require Tier 1 suppliers holding IATF 16949 or ISO 9001 quality management system certification and achieving full coverage of environmental, safety, and information security management system certifications
- Identify supplier weaknesses through annual audits and conduct targeted quality training and in-depth exchanges with key suppliers, empowering the entire process from development and production to operations.
- Update the supplier sustainable development management questionnaire by adding code-of-conduct audits and key raw material control requirements at the admission stage to strengthen sustainable compliance management
- Proactively identify and address production fluctuation risks, and optimize the transformation of inspection personnel functions and on-site resource allocation to accelerate IQC personnel transformation, relieve SQE on-site pressure, and improve supply chain quality risk control efficiency

Manufacturing

- Conduct internal quality audits, establish a process quality network to systematically sort out manufacturing business processes, clarify 31 core process quality management requirements, and set XMQS process quality management standards and implementation targets, promoting standardized quality management across manufacturing plants
- Internal quality audits include refined verification and road durability tests for complete vehicles, and publish and comply with XPVES vehicle evaluation specifications to strictly control vehicle quality
- Optimize process methods based on the charactertics of the new vehicle, integrate process capability verification with mass production process completion, and form the Manufacturing Methodology 2.0 to continuously improve process capability
- Conduct multi-level training covering manufacturing processes, quality awareness, and system standards to strengthen quality responsibility across all employees and promote quality culture implementation
- Introduce specialized inspection equipment for autonomous driving calibration, adaptive cruise control, and lane departure calibration, and carry out multi-scenario road tests and water wading compliance validation to ensure vehicle functionality and safety performance
- Establish a traceability system that covers all key components and supports 10-year data retention, and implement automated inspection to enhance quality control efficiency

Operations

- Strictly implement systems such as the XPENG Channel Operation Management Regulations, clarifying vehicle warehousing, damage handling, and outbound inspection processes to ensure the compliance of delivered vehicles with quality standards
- Deepen the construction of the Quality Management System 2.0, systematically sorting out business processes and performance objectives across seven major modules, including R&D, manufacturing and supply chain, and promoting procedural, standardized, and institutionalized quality management through online systems
- Conduct multi-level and comprehensive monthly quality training, including awareness training for senior management, system and tool training for centers, and cultural and practical training for all employees, covering over 20,000 participants in 2025 and significantly improving quality capability and awareness
- Establish "Quality Month" and continuously carry out annual QCC quality circle activities, promoting critical issue reviews and special improvements across centers. Over five years, more than 4,100 quality projects have been completed, with declared benefits reaching CNY 11.7 billion, building a quality culture ecosystem of "all-employee improvement and value co-creation"

Market

- Formulate and comply with the Management Measures for Quality Issues, establishing full-process management standards from issue reporting, root cause analysis, countermeasure formulation and implementation, to effectiveness verification and countermeasure standardization to ensure that all quality issues are handled in a closed loop
- Establish a multi-channel product defect complaint and feedback mechanism for vehicle owners, partners, and the public, ensuring that external stakeholders can conveniently and securely submit quality concerns related to vehicle hardware, software, or intelligent driving systems
- Deploy AI technology clusters to enhance data processing efficiency, analytical depth, and fault prediction accuracy across quality and maintenance businesses through automated data labeling, intelligent indicator analysis, and vehicle fault self-diagnosis prediction

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XPENG GROUP 2025 ESG REPORT 66

Dealer Management

XPENG has established systematic quality management systems and measures for dealers, continuously strengthening quality control capabilities across operational channels. The Company has formulated internal systems such as the XPENG Channel Operation Management Regulations, clearly requiring dealers strictly managing vehicle quality to ensure vehicle safety and integrity of vehicles with corresponding certificates, toolkits, and quality control of vehicles.

Warehouse management of vehicle products

After the vehicles for delivery arrive at the store, dedicated personnel will be responsible for conducting spot checking and inspection on a case-by-case basis, including appearance, interior decoration, function performance, chassis and vehicle registration certificate, and recording any relevant information in the system.

Quality damage treatment of vehicle products

A respective category is determined by the cause of the quality loss, where the identified issue is systematically recorded by dedicated personnel and handled according to the corresponding processes.

Outbound inspection of vehicle products

Designated personnel shall check the vehicle status according to the prepared delivery list to ensure that vehicle delivery standards are met.

The Company has established risk store management standards, determining risk levels based on a comprehensive evaluation of compliance and operational risk indicators. The higher risk level serves as the final store rating for public disclosure, forming the basis for targeted risk improvement and response measures.

Risk Rating Management Standards

For stores classified as Level 1 risk, the headquarters will issue network-wide notification. Investors must submit a rectification report to both the regional office and the headquarters, within a 30-day deadline, and their eligibility for reward evaluations will be revoked. The headquarters reserves the right to demand a suspension of operations for rectification. For stores classified as Level 2 risk, the headquarters will issue network-wide notification, and investors must submit a rectification report to the regional office within a 30-day deadline. The headquarters reserves the right to suspend certain after-sales services, policies, and benefit support based on the warning situation.

Risk Response Measures

After the risk level of a store is determined, the regional office is responsible for supervising the store's rectification, initiating discussions with the investor, generating a rectification report, and completing the final acceptance. The service channel management team is responsible for reviewing and lifting the warning. If the investor fails to attend scheduled meetings, refuses to rectify, or the rectification results do not meet standards within 30 days, the store will be directly escalated to receive a Level 1 warning.

By the end of 2025, the Company had issued a total of 242 warnings based on the channel warning and withdrawal management measures, effectively managing channel risks.


P7

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XPENG GROUP 2025 ESG REPORT 67

Product Recall Systemt

XPENG has established a four-level recall management organizational framework of "decision-making - management - execution - support," forming an efficient cross-departmental coordination system to ensure standardized and orderly processes from defect identification to recall implementation and effectiveness verification. The Company strictly complies with the *Regulation on the Administration of Recall of Defective Automobile Products* and the *Measures for Implementation of Regulation on the Administration of Recall of Defective Automobile Products*, and has formulated internal systems such as the Administrative Measures for Recall of Defective Automobile Products, adhering to the principle of "zero tolerance for defects" and deeply integrating compliance concepts throughout the recall management process.

In 2025, certain vehicles of the XPENG P7+ model were found to have poor contact in the steering assist motor sensor wiring harness, which could cause signal fluctuations of the steering sensor, illuminate the steering fault warning light, and result in steering assist failure, posing a potential safety hazard. The Company filed a recall plan with the State Administration for Market Regulation and proactively initiated a recall involving 47,490 vehicles. For recalled vehicles, the Company replaced the improved steering gear assembly free of charge to eliminate the safety hazard.

Before Recall

Adhering to the principle of "zero tolerance for defects," we strictly comply with regulations, proactively coordinate with regulators, and establish a four-level internal linkage mechanism of "decision-making - management - execution - support" to ensure standardized and efficient processes from defect identification to recall decision-making

During Recall

Under the guidance of regulatory authorities, we conduct multiple rounds of technical verification with on-site staff to ensure parts supply, and utilize various channels such as APP notifications and AI customer service to encourage customers to return to stores for repair. Besides, we actively communication with clients and provide necessary explanations, managing public opinion and customer complaint risks through transparent information disclosure

After Recall

We achieve the recall implementation rate target filed with the government on schedule and plan to submit a recall summary report for effectiveness evaluation. For vehicles that have not yet returned to the stores, we continue to invite customers to complete the recall to ensure that potential hazards are fully eliminated and a closed-loop management process is formed

Indicator	2022	2023	2024	2025
Number of product recalls (vehicles)	0	0	0	47,490
Percentage of vehicles recalled relative to vehicles sold	0%	0%	0%	11.06%[6]
Costs incurred due to the recall (unit: CNY 1,000)	0	0	0	41,670
Recall costs as a percentage of annual revenue	0%	0%	0%	0.05%

Indicatort	2022	2023	2024	2025
Balance at the beginning of the stipulated warranty period (unit: CNY 1,000)	371,140	641,062	1,008,993	1,198,727
Fees paid during the warranty period (unit: CNY 1,000)	61,551	228,674	208,691	357,473
Warranty expenses as a percentage of annual revenue	0.23%	0.75%	0.51%	0.47%



6 The statistical caliber is the number of vehicles recalled in the current year/Total sales volume in the current year

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XPENG GROUP 2025 ESG REPORT 68

2.1.4 Product Safety

XPENG consistently adhere to the product safety management philosophy of "valuing safety and innovation, upholding compliance and responsibility," and integrate the safety concept throughout the entire lifecycle of product design, manufacturing, operation, and service.

We have established a well-structured safety management system. The Safety Steering Committee led by the President serves as the overall decision-making body. The Safety Management is responsible for process coordination and execution. Various business centers and functional departments act as the main responsible entities for implementation. We have issued the New Energy Vehicle Enterprise Safety System Management Manual V2.0 as a guiding document, which covers safety management mechanisms, product quality, operational monitoring, after-sales service, incident response, and cybersecurity. To ensure the effective operation of the system, we have formulated a series of internal management systems, including the Product Safety Design Procedure, the Power Battery Safety Design Specifications, the Management Measures for Investigation of Potential Safety Hazards in New Energy, and the Electric Vehicle Major Accident Emergency Plan.



XPENG New Energy Vehicle Enterprise Safety System Leadership Commitment

1) Ensure the formulation of safety policies and goals and adapt them to the Company's strategic decisions

2) Ensure that New Energy Vehicle Enterprise safety system requirements are integrated into the Company's business processes

3) Ensure the ample provision of resources required for the New Energy Vehicle Enterprise safety system

4) Communicate the importance of New Energy Vehicle Enterprise safety system requirements

5) Ensure that the New Energy Vehicle Enterprise safety system achieves its expected results

6) Guide and support employees to contribute to the effectiveness of the New Energy Vehicle Enterprise safety system

7) Promote continuous improvement of the New Energy Vehicle Enterprise safety system

8) Support relevant management roles in demonstrating leadership within applicable areas of responsibility

69 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT In addition, the Company has established a systematic evaluation and management mechanism. By releasing the New Energy Vehicle Enterprise Safety Management System Evaluation Procedure V1.0 and the New Energy Vehicle Enterprise Safety Management System Evaluation Rules V1.0, we organize all departments to conduct self-assessments and company-level audits. We also compile and submit self-assessment reports on system development. Through these measures, we continuously advance improvements in product safety management, comprehensively implement safety responsibilities, and safeguard the Company’s stable operations and high-quality development. Emergency Management Safety Training Performance Testing In our performance testing process, we have established a comprehensive: Risk Assessment OTA Testing: We ensure the safety and stability of remote software updates. After completing all scheduled tests, we execute rigorous regression testing, phased rollouts, and risk assessments. Only after stability is confirmed, we will roll out vehicles with reliable and continuous upgrades Extreme Environment Testing: We conduct tests in locations such as Turpan, Mohe, and Hainan to verify the reliability of the powertrain (battery, motor and electrical control), chassis, and vehicle body systems under the conditions of extreme cold, heat and humidity. By addressing specific issues such as low-temperature charging optimization, we enhance all-weather adaptability Hazardous Substance Emission Testing: In line with internal standards that are stricter than national requirements, we test in-cabin VOCs and other substances under multiple simulated conditions. By combining objective testing with subjective evaluations by expert panels (nicknamed “Golden Noses”), we implement three-level control from materials to complete vehicles to ensure the healthy air quality in the cabin We formulate and implement safety management indicators to continuously monitor product quality safety, operational safety status, and accident response effectiveness. We also carry out regular monitoring, measurement, analysis, and evaluation to promote ongoing improvement. In addition, we ensure that at least one internal audit is completed within every 12 months to verify the adequacy and effectiveness of the product safety management system We have issued a series of management regulations, including the Management Measures for National Standard Data Quality, the Management Measures for Market Quality Information, the Management Measures for Quality Issues, the Electric Vehicle Major Accident Emergency Plan, and the Extreme Weather Response Management Measures. These documents clearly define processes for quality issue analysis and improvement, as well as response and handling standards for incidents of different severity levels We prepare emergency handling plans for all products. Through dynamic risk assessment and tiered management of components, and by promoting supplier-side safety stock and multi-source supply, we enhance the diversity and resilience of our supply chain We have established a three-tier response mechanism covering headquarters, regional offices, and stores, besides forming a mechanism where the headquarters serves as the dispatch hub and all departments operate collaboratively. We also operate a 7×24 emergency response channel to ensure clear accountability, rapid reaction, and have significantly improved effectiveness in addressing market safety incidents We continuously enrich the content of the one-stop knowledge zone for intelligent vehicle safety, including regulatory standards, technical standards, safety processes, and practical cases We carry out safety training activities covering process rules, management measures, indicator systems, and in-depth analysis of key cases In accordance with the Technical Specifications of Remote Service and Management System for Electric Vehicles (GB/T 32960-2016), we have established a vehicle enterprise monitoring platform (National Standard 32960 Platform) to monitor in real time key information on the vehicle, traction battery, drive motor and vehicle faults We have built a systematic evaluation framework covering three dimensions, namely plant evaluation business, market customers, and internal management, as well as nine business domains including new products, durability, process, product, prevention, customer, procedure, refinement, and capability The Product Safety Working Group is responsible for formulating product safety assessment guidelines, conducting risk assessments, and classifying and prioritizing potential safety risks. Records of the entire process is retained for subsequent analysis

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XPENG GROUP 2025 ESG REPORT 70

Safety Performance Testing

In our safety performance testing process, we have established a comprehensive test and evaluation system:

Software Testing

- OTA Test: We ensure the safety and stability of remote software updates. After completing all scheduled tests, we execute rigorous regression testing, phased rollouts, and risk assessments. Only after stability is confirmed, we will roll out vehicles with reliable and continuous upgrades.

Battery Testing

- Extreme Environment Testing: We conduct tests in locations such as Turpan, Mohe, and Hainan to verify the reliability of the powertrain (battery, motor and electrical control), chassis, and vehicle body systems under the conditions of extreme cold, heat and humidity. By addressing specific issues such as low-temperature charging optimization, we enhance all-weather adaptability.

Simulation Testing

- Three-Pillar Testing System Collaboration: Simulation testing efficiently validates system logic and edge case scenarios. High-risk operating conditions are safely reproduced in field testing, while real-road testing is conducted to evaluate comprehensive performance in actual traffic environments. Through a unified scenario library and closed-loop management mechanism, we systematically improve the safety and intelligence level of our autonomous driving systems.


中国 新疆吐鲁番火焰山
高温空调降温测试
极速降温车内60°C至28°C仅10分钟
全球唯一静感柔风中央空调｜全新HP3.5热管理，降温快能耗低
新款小鹏X9 全球路测
20个国家 330个城市


中国 新疆吐鲁番火焰山
50km/h扬尘路面行驶50公里后
顺利通过24项防尘检测
新款小鹏X9 全球路测
20个国家 330个城市


中国 新疆吐鲁番火焰山
气温50°C 高温加速测试
高温0-100km/h加速稳定 动力线性
全球首创800V混合碳化硅同轴电驱｜行业首发异质双冗余设计高压电控
新款小鹏X9 全球路测
20个国家 330个城市


小鹏X9超级增程
-20°C极寒12分钟补能10%-80%
智能800V+5C平台
超低温也能超快充
导航到小鹏充电站
智能开启「导航智能保温」
电池预热充分利用全车热量
提前达到最佳充电温度


小鹏X9超级增程
极寒天气车内10分钟升温36°C
上车即暖 实现空调自由
全球首创11热源AI热管理系统
&静感柔风中央空调
极速升温 出风柔和
全家都舒适

Performance of XPENG X9 in Extreme Environment Tests

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XPENG GROUP 2025 ESG REPORT 71

Hazardous Substance Control

XPENG has established a comprehensive hazardous substance control system spanning the entire product lifecycle. We also safeguard the vehicle's environmental performance through internal systems and full-process measures that are stricter than national standards. We have issued and strictly followed systems such as the Compliance Management Measures for Prohibited and Restricted Substances and Recycling to set hazardous substance control targets. Our restriction requirements for hazardous substances must meet and exceed the national standards outlined in the Requirements for Prohibited and Restricted Substances in Automotive Products. In addition, we have developed and strictly implemented our own internal hazardous substance control list, based on the industry-published high-risk component register for hazardous substances and historical component sampling data.

We address hazardous substance control at the material source level, while extensively adopting environmentally friendly materials and processes such as eco-friendly plastics, low-odor fabrics and water-based adhesives. We have also set up a dedicated "Golden Nose" evaluation team working in conjunction with CNAS-accredited laboratories to conduct both objective and subjective odor and VOC testing for materials, components and complete vehicles.

In terms of supply chain management, we ensure that suppliers strictly follow the control list and standard documents by clearly specifying requirements in technical documents, collecting supplier test reports and commitment letters, and conducting sampling inspections. This approach maintains supply chain consistency and controls harmful substance risks.

For emerging substances of concern such as PFAS (Per- and Polyfluoroalkyl Substances), we proactively conduct screening and investigation. For the broader range of PFAS substances where regulatory scope has not yet been fully defined, we are closely monitoring industry developments and regulatory updates.z

XPENG P7

- C-AHI 5-Star Ratind
  (Fresh Air, Health Protection, and Green Travel)

XPENG P7+

- C-GCAP 5-Star Rating
  (Health, Energy Efficiency, and Low Carbon)

XPENG G7 & P7+ Certified for Interior Health Under Extreme High Temperatures

In 2025, the China Automotive Engineering Research Institute conducted extreme summer heat testing in Turpan. Both XPENG G7 and XPENG P7+ received the "Extreme Heat Healthy Vehicle" certification, recognized for their outstanding in-cabin health performance under extreme high temperature conditions. This certification focuses particularly on the control of hazardous substances inside the vehicle after sun exposure. Test results show that concentrations of volatile organic compounds (VOCs) such as formaldehyde inside the vehicle meet the health standard of ≤0.1 mg/m³. To achieve this high standard of cabin health performance, we adopted internationally certified eco-friendly low-VOC materials for the G7 and P7+. Interior materials of some models even obtained OEKO-TEX and other maternal-grade or infant-grade contact certifications, ensuring material safety and low allergenicity.


中国中检 | 中国汽研
小鹏G7 & 小鹏P7+ 双车荣获
2025年中国汽研极热夏测
极热健康车

XPENG G7 and P7+
Awarded "Extreme Heat Healthy Vehicle" Certification

72 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG is dedicated to listening to our customers. By establishing rich and convenient communication channels, we maintain smooth and transparent two-way communication with customers. Customers can provide feedback through various means such as the 400-customer service hotline, the online customer service, XPENG’s APP service groups, WeCom (Enterprise WeChat) service groups, and nationwide sales stores. Customers can also track real-time progress and outcome of their enquiries, ensuring that all their concerns are responded to and followed up in a timely manner. XPENG strictly complies with the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests and adopts the XPENG Complaint Handling Management Measures as our core framework. We continuously optimize the customer complaint management system through the three-dimensional linkage of systems, processes, and technology. Meanwhile, we consistently enhance the capabilities and professional standards of complaint handling personnel through internal and external training, case review and personnel certification, to safeguard customer satisfaction. In 2025, we received a total of 50,628 complaints, with a 100% response and resolution rate. Both customer satisfaction and the one-time resolution rate have further improved compared to last year. XPENG has issued and strictly followed the 400 Issue Escalation & Immediate Scenario Process and the One-Stop Complaint Service Process. In 2025, we upgraded the XPENG Complaint Handling Management Measures. In addition to significantly improving response efficiency, refining execution standards, and strengthening risk control, we added direct-operated XPENG Steward to expand front-line service coverage capabilities. We clarify norms for all links including complaint information collection, event verification, solution implementation, and follow-up evaluation, further consolidating the customer rights and interest protection system. XPENG has developed a closed-loop management mechanism of “acceptance, diagnosis, resolution and review,” which is coordinated by professional customer service departments. Relying on WeCom and other communication tools, we follow up on customer requests in real time, handle them by the urgency level, and achieve “one-stop” response. For user complaints, the system generates work orders and distributes them to corresponding responsible departments or stores. We strictly provide the first response within two hours. According to complaint types, we clarify case closure requirements that service complaints must be closed within 72 hours and product complaints within seven days, ensuring user problems are handled and resolved in a timely and effective manner. XPENG deeply integrates intelligent technology into its complaint prevention system. Through vehicle self-diagnosis systems, remote fault early warning, and AI battery management, we proactively identify potential issues and intervene in advance, directly enhancing user experience and reducing complaints at the source. In 2025, we fully introduced the pre-diagnosis project, which ensures that after a user books an appointment for maintenance, in-store intelligent service technology specialists can remotely diagnose and identify the faulty component in advance, enabling rapid repair upon arrival and significantly improving service efficiency and user satisfaction. XPENG adheres to the principle of responsible marketing and strictly complies with relevant laws and regulations including the Advertising Law of the People’s Republic of China. Through internal policies such as the Rules and Regulations on Employee Code of Conduct and the XPENG Channel Operation Management Regulations, we explicitly prohibit behaviors including excessive promises, false advertising and non-compliant pricing, with corresponding penalty provisions clearly defined. We continuously optimize our advertising review process and update marketing policies in real-time on the APP and official website. Through these measures, we ensure authentic and transparent product promotional content, thereby effectively safeguarding consumer rights and interest. XPENG upholds the brand mission of “becoming a smart technology company trusted and loved by users worldwide.” We are committed to creating a more convenient and pleasant mobility experience for our customers through high-quality services and refined products. We have fully integrated customer-oriented core indicators into our performance management system. Through these mechanisms, we advance service improvements and ensure that all employees adhere to our customer-centric service principle. XPENG has built a comprehensive customer rights and interest protection system. Through the deep integration of diversified communication channels, standardized complaint management mechanisms, and responsible marketing strategies, we systematically improve customer satisfaction and consumption experience. 2.2 Thoughtful Services 2.2.1 Customer Rights and InterestProtection Customer Communication Channels Customer Complaint Resolution System Guarantee Process Guarantee Responsible Marketing 01 02 Technology Guaranteet 03

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XPENG GROUP 2025 ESG REPORT 73

Marketing Standardization and Compliance Management

In the customer engagement phase, we ensure marketing compliance through standardized contracts and digital tools.

01 Customer

We set content risk reminders during the order placement process in the car-purchasing APP. When securing an order, we clearly display the Vehicle Purchase Agreement, which covers key terms such as deposit refund rules, delivery cycles, and payment deadlines, to ensure transparent transaction conditions.

02 Dealer

We strictly enforce the Order Conflict Judgment Rules and the Dealer Market Compliance Management Standards. Through mechanisms such as secret inspections, second-network traceability, and violation reporting channels, we eliminate irregular pricing practices in the market and maintain consistent pricing and quality between authorized stores and direct-operated stores.

Supervision and Performance Assessment and Reward & Punishment Mechanisms

In the store and personnel phase, we ensure marketing fairness through systematic supervision and strict reward & punishment systems.

01 Supervision and Inspection Mechanism

Through mid-platform sampling inspections and regional general inspections, and in accordance with publicly released audit rules, we conduct audits of Level-1 core indicators and Level-2 basic indicators. We penalize non-compliant stores and set deadlines for rectification. Through unannounced in-store mystery inspections, we audit the entire sales process. We integrate multi-dimensional customer touchpoints including used cars, digital marketing, financial insurance, and policy rebates for inspection. Depending on the severity, we impose penalties, issue risk warnings, and conduct dealership termination reviews.

02 Performance Assessment and Reward & Punishment Mechanism

We include compliance marketing as a key dimension in sales commission assessments and seriously deal with violations. In accordance with relevant regulations such as the Rules and Regulations on Employee Code of Conducts, we impose disciplinary actions on individuals responsible for disrupting market order. Additionally, management personnel are also held accountable based on a comprehensive assessment of the frequency and severity of market order violations occurring within their managed stores in 2025.

Authorized Dealer Management and Training

In the authorized dealer phase, we strengthen compliance capabilities through tiered certification and normalized training.

01 Certification and Management

Before store opening, dealers must complete full-staff certification, including the PSOA Sales Consultant Certification and the Store Manager Certification. In 2025, a total of 4,427 personnel participated in the training, and third-party inspections were also conducted to reduce non-compliant behaviors.

02 Product Training

Training content includes corporate brand awareness, product highlights, sales processes, and tool capability requirements. Sales personnel must go through "online learning, examination, and offline certification," with the entire process averaging 90 days. For new product launches and model updates, training is delivered via an "online live broadcast, examination, and offline practice" model to achieve full network coverage, with participation rates linked to commercial assessments.

03 Executive Empowerment

We launched the "Triple-A Authorized Dealers" program, while organizing special training on retail concepts, operational standards, and refined management. After six study tours, we track implementation on a weekly and monthly basis. In 2025, this program covered 19 authorized dealers and 97 stores.

AI-Driven Transparent Sales

In the test drive phase, we enhance process control through intelligent systems.

01 Test Drive Inspection

In 2025, we launched an AI monitoring system to conduct automated quality inspections of full-length test drive recordings. We assess the completeness of sales personnel's highlight explanations based on relevant standards. Non-compliant test drives or failure to meet explanation coverage requirements will trigger score deductions and warning notifications. In 2025, the Marketing Operations Execution (MOE) rate of test drive reached 72.47%.

02 Dynamic Customer Insigh

During the new vehicle launch phase, AI analyzes customer concerns and queries raised during test drives in real time. We generate analysis reports to support the headquarters' efforts towards strategy optimization and targeted customer cultivation.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 74

Sustainable Consumption Guidance

In the marketing phase, we integrate environmental protection principles into brand practices.

01 Green Product Promotion

We have launched biodegradable products and healthy lifestyle items on our official online store. During the sales process, we prioritize recommending the most suitable vehicle models based on customer needs and encourage users to redeem benefits using their accumulated points.

02 Low-Carbon Design

We have adopted durable commemorative items for our delivery ceremonies, such as custom dolls, to replace disposable gifts, thereby reducing resource waste.

03 Cross-Industry Advocacy

We actively collaborate with brands worldwide that embrace sustainability, jointly promoting sustainable lifestyles.

Shanghai IKEA x XPENG X9 Makes Mobility More "IKEA-Like"

We collaborated with the global home furnishing brand IKEA to deeply integrate XPENG X9's product capabilities with IKEA's home living aesthetics. Immersive vehicle showcase spaces were created in multiple IKEA stores in Shanghai, offering consumers a "home-to-mobility" premium lifestyle experience. Meanwhile, in collaboration with the XPENG Foundation, we introduced the "Low-Carbon Traveler" science education board game, "Little P," into IKEA stores, aiming to enrich family engagement and promote sustainable low-carbon mobility.



XPENG-IKEA Joint Campaign

XPENG G7 x LEGO Xi'an Store Joint Campaign

We partnered with the global toy brand LEGO to integrate core highlights of LEGO and XPENG G7, such as "spacious interior" and "smart technology." Together, we launched an immersive themed marketing campaign on online platforms and created a "Mobile LEGO Creative Space" at the Xi'an store. By organizing offline creative building activities and online interaction sessions for families with children, we strengthened connections within the owner community and fostered a warm and fun family culture. This initiative enriched XPENG owner community experience and enhanced brand affinity.



G7-LEGO Xi'an Store Joint Campaign

XPENG x Fujifilm Hold a Photography Exhibition in Shanghai

In collaboration with the imaging brand Fujifilm, XPENG co-presented the "XPENG P7 Lights Up the City" autumn photography exhibition at Wukang Road in Shanghai. The event aimed to advocate a sustainable lifestyle that values harmony with nature and to celebrate the beauty of discovery and documentation. Participants were encouraged to explore streets and alleyways and capture light and shadow. By connecting green mobility with outdoor exploration and urban wandering, the event also conveyed a lifestyle philosophy centered on low-carbon living, aesthetics, and immersive experiences.



XPENG- Fujifilm Shanghai Joint Campaign

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XPENG GROUP 2025 ESG REPORT 75

2.2.2 Providing Quality Services

XPENG adheres to the service philosophy that "XPENG's customers' wellness is the priority." Guided by the service principle of "Sincerity, Efficiency, and Integrity," we tailor service systems for our customers to create a unique smart service experience. To further enhance our reputation for user service, we launched nationwide car owner care campaigns during major holidays in 2025. These initiatives provided travel care and safety protection for over 500,000 customers.



Improving Customer Service

Organizational Restructuring

In 2025, the Customer Service Center restructured its organization with a focus on improving user experience, operational quality, and efficiency. Seven functional departments were established, covering areas such as after-sales, quality, and insurance. Nationwide, 12 after-sales service regions were set up, with regional supervisors responsible for coordinating implementation and continuously enhancing the user service experience.

Integrated Sales Management Platform

During the pre-sales stage, the Sales Operations Department and the User Development Department jointly formulate business strategies and network channel planning. In the after-sales stage, the After-Sales Management Department focuses on developing after-sales service strategies and process standards, forming a coordinated management system that links front-end and back-end operations.

Online Service Team

Relying on the XPENG App and WeCom (Enterprise WeChat), we have established dedicated online "XPENG Steward" service teams at our stores to effectively bridge the gap between online and offline services. Supported by a knowledge base, customer profile systems, and remote diagnostic tools, the team can respond quickly and ensure closed-loop resolution of customer issues. In 2025, we achieved a customer satisfaction rate of 98.5%. In addition, the Company introduced a one-click feature to invite technical experts into service groups, enabling direct online access to expert resources and providing customers with real-time professional technical support.

One-Stop Service Process

We have established customer interfaces and WeCom community groups as our core service platforms. We also promote a one-stop service model to minimize customer disruption and eliminate the need for repetitive problem descriptions. The "XPENG Steward," which serves as the primary service coordinator within the Company, unifies relevant resources to prevent customers from having to communicate with multiple parties. In 2025, the first-contact resolution rate reached 98.2%, significantly improving service coordination efficiency.

In-Vehicle Intelligent Technical Services

Leveraging our intelligent vehicle technology, we provide full-chain intelligent maintenance support for technical issues. Through notifications on the vehicle's central display and a one-click remote appointment function for technical experts, we enable remote diagnosis and rapid repair of vehicle problems. During in-store service, customers can authorize keyless maintenance via remote authorization, ensuring a convenient and efficient service experience.

Efficient Roadside Assistancet

XPENG provides all vehicle owners with 7×24 one-to-one emergency roadside assistance with full-process tracking. We have established a dedicated service system to respond in real-time to owners' emergency needs. In 2025, customer satisfaction with this service reached 98%, safeguarding every journey for our users.

76 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG strictly complies with national regulations such as the Provisions on the Responsibility for Repair, Replacement and Return of Household Automobile Products. We have fully integrated the After-Sales Service Management Procedures into the after-sales section of the XPENG Channel Operation Management Regulations. This covers full-chain specifications including service store operation processes, spare parts business, technical management, personnel training, and safety management, with the content updated on a semi-annual basis. Through a clearly defined customer commitment and fulfillment mechanism, we ensure that every complaint and claims request will be treated with standardized response timeframes, investigation procedures and progress supervision. Dedicated personnel at our After-Sales Service Center are responsible for efficiently completing claims assessments and execution (including replacement, return and repair) in full compliance with relevant regulations. XPENG has further enhanced customer convenience by optimizing vehicle service policies. If a vehicle is out of service for more than 24 hours due to quality-related repairs, we provide a courtesy vehicle, which exceeds the five-day requirement stipulated under China’s Three Guarantees policy. This measure reduces owners’ time costs and reinforces a more customer-centric service design. In accordance with the service store risk alert management standards under the XPENG Channel Operation Management Regulations, we have clearly defined a dual-dimension approach to determining store risk levels based on both normative indicators and operational indicators, with risk information disclosed transparently. Through positive incentive provisions centered on customer satisfaction, alongside negative incentive mechanisms targeting non-compliant behavior and customer complaints, we continuously drive quality improvement and compliant operations across our service network. We continuously design and deliver customized educational content and care services based on high-frequency customer inquiries, seasonal needs, and vehicle usage trends. During periods of extreme weather, dedicated service groups provide safe travel guidance along with safety assurance services. In winter, we proactively offer advice on energy-efficient driving, tire pressure management, and low-temperature vehicle operation. During the waiting period of roadside assistance, we provide thoughtful measures such as “Warm Care Kits,” significantly enhancing customer experience and satisfaction. The Company continues to provide complimentary first maintenance services for all vehicle models and recommends routine maintenance every 12 months or 20,000 kilometers. Maintenance items include air filter replacement, brake fluid checks, coolant inspection, and other key component examinations and servicing. Our after-sales service centers also offer sales and warranty support for genuine accessories, including headrests, sunshades, and films, ensuring standardized quality and service for all parts. After-Sales Services Return and Replacement Policy Customer Service and Care Product and Maintenance Services Service Convenience Upgrade Operational Risk and Compliance Management

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 77

2.2.3 Shaping the XPENG Owner Culture

XPENG places great importance on building strong connections with customers. Through various platforms and initiatives, we create diverse activities and communication spaces to enrich the driving experience. By engaging in deep interaction and value sharing with our owners, we embody our commitment to co-creation and shared value.

APP-Based Online Community and Interaction

In 2025, XPENG launched the "Online XPENG Club" within its official APP as an open online community for all car owners. The platform integrates event information, registration functions, and benefit updates, allowing owners to access national and regional event details and benefits in a one-stop manner. The community maintains a stable monthly visitation volume of 200,000 to 300,000 users, effectively promoting interaction among owners and strengthening brand identity.

In-Depth Brand Experience Activities

In 2025, XPENG hosted nine sessions of the "XPENG Plant Open Day" at its Guangzhou headquarters, Guangzhou Plant, and Zhaoqing Plant, inviting approximately 35 car owners per session. These events, including factory tours, DIY workshops, board games, and themed park activities, are designed to deepen owners' understanding of our technology and culture while strengthening emotional bonds and a sense of belonging. User satisfaction for these events reached 100%.

Driving Knowledge and Safety Care

XPENG systematically conducts owner education through online platforms. In 2025, we launched eight sessions of the "Owner Knowledge Class" with fun and interactive quizzes, which covered topics such as driving knowledge and skills, with a total participation of over 60,000 users. Meanwhile, we proactively provided support services to owners affected by extreme weather, including safety guidelines, a 24-hour hotline, and free roadside assistance, ensuring safe and worry-free vehicle usage.

Personalized Care on Special Occasions

During major holidays and key milestones in 2025, XPENG launched eight care campaigns focusing on long-distance holiday travel, traditional solar terms, and brand anniversaries. These initiatives provided benefits such as free vehicle inspections, charging discounts, and service station support, covering over 500,000 vehicle trips and generating over 20,000 positive word-of-mouth posts on social media. Furthermore, XPENG continuously upgrades its membership birthday care system. In 2025, we enhanced birthday benefits and optimized ritualistic features on the App, such as birthday pop-ups and exclusive skins, continuously elevating the personalized care experience.

XPENG Plant Open Day Activities

Leveraging the intelligent environment of its manufacturing plants and its strong technology brand identity, XPENG has designed a series of immersive and interactive industrial tourism experiences. By opening factory workshops, setting up themed workshops, and organizing parent-child co-creation activities, we effectively engage families interested in technology education as well as loyal brand users. These activities strengthen their direct perception and emotional identification with XPENG, transform our intelligent manufacturing capabilities into brand appeal, and enhance user trust in product quality.





Highlights from the XPENG Plant Open Day Activities

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2.2.4 Improving Customer Satisfaction

XPENG places a high priority on customer satisfaction and strictly complies with the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests*. We have established a comprehensive customer satisfaction measurement system to ensure the effective implementation of customer satisfaction evaluations.

We have built a systematic customer satisfaction survey mechanism covering the entire process from goal setting to the application of results. Before launching each new survey, we review and analyze the results of the previous phase and set objectives accordingly. There are three core dimensions of the survey, namely service reception, service quality, and service efficiency. By utilizing multi-dimensional indicators and comprehensive questionnaire distribution, we systematically collect customer feedback to drive ongoing optimization of the service experience.

Indicator	2022	2023	2024	2025	2025Target
Percentage of satisfied respondents	96%	96%	96.3%	97.36%	96.5%
Percentage of respon-dents to our survey	33%	35%	37%	31.5%	/

We utilize the User Service Center's Net Promoter Score (NPS) for after-sales satisfaction as a core metric for overall evaluation. In 2025, we set a target of 85%, achieving a cumulative actual rate of 87.2%, which exceeded our expectations. On this basis, the Company conducts monthly dedicated NPS surveys covering key service touchpoints such as test drive, new vehicle delivery, after-sales service, and charging experience. We also systematically provide feedback on the survey results to all relevant business departments. We also use these insights as a vital basis for formulating targeted improvement plans, driving user follow-ups, and implementing closed-loop management. Through these efforts, we promote ongoing improvement in customer experience.

In the field of charging services, XPENG maintains industry-leading NPS satisfaction levels, with monthly survey results showing user satisfaction consistently stable above 82%. Based on user feedback, the Company continuously optimizes service processes. In June 2025, we pioneered the industry-first "Smart Convenient Arrival" function. This function enables efficient coordination among the charging pile, vehicle connectivity, and intelligent driving systems, delivering an integrated, seamless experience upon vehicle arrival, including automatic recognition, smart pile recommendation, automatic lowering of ground locks, and opening of the charging port cover. The function has been deployed into most models, significantly enhancing the convenience and technological experience of the charging process and further improving customer satisfaction.

XPENG Charging Awarded "Top 100 User Index Operator"

At the Sixth China International Charging and Battery Swapping Operator Conference on November 24, 2025, XPENG Charging was ranked 9th in the "Top 100 User Index Operator" list released by China Charging Pile Network and other institutions. The recognition was based on comprehensive outstanding performance across five dimensions, namely user satisfaction, search reviews, usage experience, station facilities, and platform innovation. XPENG Charging also ranked first for automaker self-built charging networks.


Gold Brick Charging & Battery Swapping Forum
金砖充换电论坛
2025充换电行业TOP100运营商用户指数
获证企业
小桔充电
Gold Brick Charging
& Battery Swapping Forum
金砖充换电论坛

The Sixth China International Charging and Battery Swapping Operator Conference

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 79

2.3 Employee Responsibility

Employees are fundamental driving forces for corporate development. XPENG upholds corporate values of "simplicity and efficiency, integrity and respect, technology for all, customer-centricity, and shared vision." The Company is committed to fully safeguarding rights and interests of employees, continuously fostering their professional growth, and actively promoting their well-being in an all-round manner. Together with all employees, we strive to build value and create a shared future.

2.3.1 Employee Rights Assessment

XPENG strictly abides by the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China, the Prohibition of Child Labor Regulations, and international standards such as Social Accountability 8000 (SA8000), the Global Sullivan Principles, and the UN Guiding Principles on Business and Human Rights. The Company has developed internal protocols, including the Recruitment Management Regulations, the Salary Management System, the XPENG Anti-Harassment System. The Company also revised the Rules and Regulations on "Employee Code of Conduct," clarifying reporting channels for all kinds of compliance malpractices. We conduct labor rights due diligence processes to build an employee protection system and safeguard fundamental employee rights.

We are committed to establishing a system that safeguards employee rights, and continuously monitoring industry trends and evolving employee needs. We will establish an employee union in alignment with our strategic development.

Labor Rights Due Diligence Process:

Risk Identification

We thoroughly and systematically assess potential labor rights risks, including ensuring legal and compliant employment, timely and full payment of wages, reasonable working hours, and safeguarding workplace safety.

Prevention Mechanism

We require all job applicants to submit valid identification documents upon hiring, and verify the statutory working age of employees through standardized procedures to mitigate employment risks from the outset.

Supervision Mechanism

We establish a regular mechanism for assessing employee rights and collecting feedback to continuously improve management processes. We conduct human rights risk assessments and labor compliance reviews on a regular basis throughout the Company, promptly investigate any issues identified, and implement corrective and preventive measures.

Response Mechanism

We establish a standardized employee grievance channel staffed by a dedicated team to ensure the effective implementation of human rights management measures and minimize the impact of potential risks and incidents.


WAVE,COFFEE&MUSIC&RELAX
MUSE MIX

80 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT0 Equal Employment On-campus Publicity Campaign On-campus Publicity Campaigns In September 2025, XPENG launched the “Why Not XPeng” campus outreach program, with the first session held at South China University of Technology. Founder He Xiaopeng, an alumnus of the university, attended the event. Centered on the positioning of “XPENG, the University Technology Partner,” the program showcased the Company’s technological image and talent philosophy through presentations, interactive experiences, and multimedia communication. The event attracted over 650 students and generated recorded 12.05 million views across all channels. The recruitment campaign effectively reinforced the Company’s brand image as an employer that values technology and respects talent, thereby laying a solid foundation for attracting young tech talent and deepening university-industry collaboration. During recruitment, onboarding, development and incentives, We prohibit discrimination of any form, including but not limited to gender, age, race, nationality, religion, or other factors. We provide equal and equitable development opportunities for all employees and candidates. We committed to building a diverse and inclusive workplace marked by mutual respect. The Company provides systematic anti-discrimination and anti-harassment training to strengthen workplace civility and reinforce professional conduct standards. The Company has established a robust grievance and investigation mechanism for workplace discrimination, harassment, and other misconduct, allowing all employees to file complaints. If a complaint is verified, the Company will diligently take disciplinary action. In 2025, we set a human resources target of absorbing 8,000 new employees. Every November, we initiate the annual human resources planning process for the following year based on business plans and budget requirements. We use various methods, such as labor efficiency analysis and business process analysis, to develop the human resources plan in a scientific manner. We make ongoing efforts to enrich our talent pool, conduct in-depth human resources analysis, and accurately align with the talent needs of various business lines. For employees whose skills do not fully match their current roles, the Company provides internal job rotation and transfer opportunities. In 2025, we recorded a 3.47% of internal rotations. With endeavors to achieve optimal alignment between employee skills and positions, we strive to achieve common development of the Company and employees.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 81

Indicator	Unit	2023	2024	2025
Number of employees	Person	13,550	15,364	19,884
Number of part-time employees and interns	Person	817	2,751	3,668
Number of employees with disabilities	Person	185	102	133
Proportion of employees by gender				
Male employees	%	80.4	81.4	81.0
Female employees	%	18.1	17.1	17.2
Undisclosed	%	1.5	1.5	1.8
Proportion of employees by employment category				
Senior management	%	0.1	0.1	0.1
Middle management	%	9.48	9.96	9.90
Ordinary employees	%	90.38	89.94	90.00
Proportion of employees by age				
29 years old and below	%	39.9	35.9	36.4
30-49 years old	%	58.0	61.8	61.5
50 years old and above	%	0.2	0.2	0.2
Undisclosed	%	1.9	2.1	1.9
Proportion of employees by region				
Chinese mainland	%	97.9	97.8	97.7
Hong Kong, Macao and Taiwan	%	0.2	0.2	0.2
Other regions	%	1.9	2.0	2.1

Indicator	Unit	2023	2024	2025
Number of new employees	Person	3,795	5,825	7,810
Proportion of new employees by gender				
Male employees	%	81.4	82.7	79.2
Female employees	%	16.5	15.7	19.1
Undisclosed	%	2.1	1.6	1.7
Proportion of new employees by employment category				
Senior management	%	/	0.1	0.0
Middle management	%	/	7.0	7.1
Ordinary employees	%	/	92.9	92.9
Proportion of new employees by age				
29 years old and below	%	56.9	47.3	46.0
30-49 years old	%	41.1	50.7	52.1
50 years old and above	%	0.2	0.2	0.2
Undisclosed	%	1.8	1.8	1.7
Proportion of new employees by ethnicity				
Han	%	/	93.3	93.0
Other ethnic groups excluding Han	%	/	4.4	4.7
Undisclosed	%	/	2.3	2.3

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 82

Labor Compliance

We pledge to respect and deeply understand the unique cultures, customs, and languages of different countries and regions in its global operations. The Company is committed to integrating harmoniously with local societies during its business expansion, promoting the shared advancements of business development and social values.

We firmly oppose and prohibit:

- child labor or forced labor involving any business unit or partner. We uphold standardized employment practices and sign employment contracts with all regular employees, as well as corresponding service agreements with interns, temporary workers, and other non-regular employees in accordance with the law
- all forms of forced labor and human trafficking, and guarantee that all employees work on a voluntary basis
- the use of violence, such as corporal punishments, threats, or assaults, in the management of work

HR Review

Step 1

We check the basic information and employment status of candidates, their employment status, and whether they have prior identified prohibition of business strife in compliance with the Standard Interview Process for Social Recruitment

Step 2

During the interview process, we conduct the HR interviews, and a comprehensive determination of the candidate's experience and capabilities based on the Community Recruitment Position, Salary and Offer Approval

Step 3

The offer approval process reaches a certain level to ensure that the employment meets the Company's job requirements

Step 4

We conduct background checks for P7 and above employees (including some special P6A positions) based on the Background Check Standards and Process Guidelines, and produce formal background check reports

Step 5

We conduct anti-fraud compliance inquiries on selected personnel with reference to the Anti-Fraud Alliance compliance requirements to confirm that prospective personnel meet applicable requirements

We have established a standardized system for managing working hours, which systematically monitors regular working hours and overtime. We have clearly defined maximum daily and weekly working hour limits, and systematically track and manage employees' overtime hours. At the same time, we minimize or eliminate unnecessary overtime by optimizing workflows and resource allocation. We strictly comply with national laws and regulations to ensure that all overtime work is compensated.

As of the end of the reporting period,

Received no employees' complaints related to discrimination, harassment, fraud or human rights,

No illegal incidents involving child labor, forced labor, or compulsory labor occurred.

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XPENG GROUP 2025 ESG REPORT 83

Employee Benefits

We have established a comprehensive, diverse, and industry-competitive remuneration and benefits system that covers 100% of our employees. The remuneration package includes basic salary, annual promotions, salary adjustments, year-end bonuses and equity incentives, creating a model that combines short-term and long-term incentives. The Company adheres to the principles of fairness and transparency in remuneration distribution, achieving pay equity for male and female employees, which reflects our ongoing commitments to promoting workplace equality and inclusion. For interns and dispatched employees, we have also designed and implemented competitive remuneration packages to ensure they receive equal recognition of their value alongside regular employees.

In addition to remuneration , we have prepared a comprehensive employee care system centered on the "Six Goods", namely good food, good health, good learning, good family life, good benefits, and a good workplace. Through holistic value-based incentives and humanistic care, we enhance employees' sense of belonging and satisfaction, thereby fostering the collaborative growth of both the organization and its members.

Non-salary Benefits		
Basic Benefits	• Paid annual leave • Paid parental leave • Paid family care leave • Annual medical checkups	• Commercial insurance • Occupational health checkups • Overseas business travel insurance • Financial assistance for employees with serious illnesses
Employee Benefits	• Flexible work schedule • 90% of workstations in well-lit areas • Employees may submit requests for remote work through the attendance system for special reasons	
Meal Benefits	• Two meals a day or corresponding subsidies for all employees, including part-time employees and interns.	
Benefits for Women	• Maternity and childcare benefits • Maternity rooms	
Diversity Facilities	• Prayer rooms • Dining halls • Outdoor parks	


B2
妈妈厨房
MOM'S KITCHEN
ZHANG YIXIONG PHOTOGRAPH

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XPENG GROUP 2025 ESG REPORT 84

"Good Benefits"to Upgrade Employee Experience

In 2025, XPENG ungraded the "Ten Years of Zeal, Fourfold Care to Appeal" Program to "Sixfold Care to Appeal," expanding the coverage scope of benefits and strengthening the long-term care for different groups of employees.

Talent Development

We support employees' self-improvement, offering scholarships of CNY 3,000 for master's degrees and CNY10,000 for doctoral degrees.

Family Benefits

We have introduced the "XPENG New Generation Plan," providing CNY 10,000 for families with a new-born second child or twins and CNY 30,000 for families with new-born third and above child.

Retirement Stock Benefits

We offer one-time commemorative stock and other retirement benefits for employees who retire after 5 or 10 years of continuous service.

"Sixfold Care to Appeal" Benefits

Disability Care

We continuously supports employment for disabled employees, creating a barrier-free work environment and providing up to CNY 5,000 per person annually in disability care funds.

Veteran Care

A "Veterans Care Fund" has been established, with a standard of up to CNY 3,000 per person per year, provided to veterans among XPENG's domestic full-time employees. To ensure equal care for employees in need, those holding poverty alleviation certificates or unemployment registration certificates are also eligible to apply for this fund under the same policy.

Benefits for Former Employees

We have introduced a "Vehicle Purchase Discount for Former Employees" to recognize their contributions during their tenure and extend continued care to eligible former employees.

As of the end of the reporting period

Accumulative amount of scholarships to employees for pursuing higher education: CNY 42,000

Accumulative amount of employee maternity allowance distributed: CNY 4.10 million

85 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG has deeply integrated the principles of diversity and inclusion into the design of its new campus, systematically creating an accessible work environment. We have built infrastructure that includes accessible pathways and restrooms to ensure that employees and visitors with physical disabilities can use all campus facilities smoothly and independently. At the same time, we have upgraded our overseas offices to create work spaces that are inclusive, convenient, and welcoming for every employee and visitor. In 2025, XPENG, guided by the core concept of “Diversity and Inclusion,” continued to promote the coordinated upgrade of its global office spaces. The Company’s new global headquarters was officially put into use, creating a modern workspace that supports diverse working styles. Based on in-depth research into the needs of overseas employees, systematic upgrades were also carried out in offices across multiple countries and cities, including the United States, Germany, and Dubai, UAE. In addition, a “pet-friendly office” policy was innovatively introduced, with the United States as a pilot. Through coordinated upgrades at home and abroad, we aim to build a more inclusive, functional, and warm international workplace ecosystem. Offices in France XPENG’s New Global Headquarters Diverse and Inclusive Workplace Environment

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XPENG GROUP 2025 ESG REPORT 86

Democratic Management

We are committed to listening to our employees and, establishing diverse and smooth online and offline communication and feedback channels to promote meaningful communication and interaction with employees. In 2025, the employee experience platform provided all employees with anonymous feedback and opinion collection, creating an efficient problem response and resolution process. Based on the platform's feedback, targeted improvements were made, transforming employee voice into actionable management enhancements. Additionally, we held regular all-employee meetings and encouraged employees to actively share their suggestions through online and offline channels, thus continuously fostering mutual growth between the Company and employees.

XPENG integrates the Employee Net Promoter Score (eNPS) evaluation system and conducts biannual employee experience surveys based on a "1+6" model. With "leadership" as the core driver, the model operates across six dimensions: "Mission and Goals, Processes and Systems, Organization and Framework, Tools and Support, Incentives and Rewards, and Care and Development." For example, under the care and development dimension, we assess employees' internal and external work experiences, job satisfaction, and work pressure, focusing on their overall work experience and personal growth. In the second half of 2025, the employee participation rate target was set at 85%, with an actual achievement of 87%. XPENG's employee experience index reached 85 points, showing steady improvement compared to the first half of 2025.

Employee Voice-Driven Closed-loop Management

In 2025, XPENG introduced the offline communication channel "Open Forum at XPENG," forming a closed loop of "Online Survey - Offline Dialogue" to systematically collect employee feedback and drive tangible improvements on specific topics. In the first finance-themed session, a total of 213 feedback responses were received from both domestic and overseas employees. Accordingly, 28 optimization initiatives were developed and 15 high-frequency issue guidelines were released, effectively improving responsiveness and management practices.



Group Photo of "Open Forum at XPENG"



Dialogues of "Open Forum at XPENG"

Employee Communication and Feedback Channels

Offline Channels

- 1-to-1 communication platform: 30' Listening
- Annual Employee Meetings
- "Open Forum at XPENG"

Online Channels

- Letters to all staff
- "XPENG people"WeChat official account
- "XPENG's Words" Feishu subscription account
- "XPENG Employee Experience" Feishu subscription account
- Employee experience platform


eNPS
1
The Core Engine: Leadership
Leadership is the heart and steering gear of this model.
It goes far beyond management; it is about service, empowerment, and guidance.
2
Mission & Goals
Show us clearly "where to go," making work meaningful.
3
Processes & Systems
Build "smooth roads" for us, avoiding detours and internal friction.
4
Organization & Framewor
Build a "solid and secure" team, making collaboration easier.
5
Tools & Support
Provide powerful "software and hardware" support, so you can complete tasks efficiently.
6
Motivation & Rewards
Ensure that after your efforts, you can "continuously recharge," staying full of motivation.
7
Care & Growth
Foster a warm "harbor for the soul" and provide paths for development.

"1+6"Model Introduction

87 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT We have developed the Information Security and Data Compliance Management Charter, clarifying that the Company’s legal representative is the person responsible for data security. We have incorporated core data, including employee remuneration, social security information, human resources records, and personal files, into our highest-level data management system. Access to such data is subject to a rigorous internal approval process. To ensure information security, all core employee data must not be stored, processed, or transmitted in network environments, information systems, or terminal devices without effective security safeguards. It is strictly prohibited to send such data via instant messaging tools such as WeChat. It is also prohibited to take photos, upload to social platforms, or disclose to unrelated personnel. Before collecting employees’ personal information in necessary situations, such as when signing employment contracts, the Company will provide employees with the XPENG Personal Privacy Policy, which clearly outlines the purpose, scope, and methods of information collection and use. Employee personal information collected within China will be stored on servers located within China. If it is necessary to transfer such information overseas for business purposes, the Company will obtain the employees’ separate consent in accordance with the law and implement the security measures required by laws and regulations. The Company also provides employees with guidelines for accessing and managing their personal information, and is committed to retaining employee information only for as long as necessary to fulfill the purposes of processing. Upon expiration of the retention period, the information will be deleted or anonymized in accordance with the law. With regard to data usage, the Company has established a three-party approval mechanism involving business, legal, and HR departments to ensure compliant data usage. Through measures such as establishing data classification and grading standards, implementing differentiated classification control strategies, creating an approval and authorization matrix with clearly defined rights and responsibilities, adopting de-identification techniques, and strictly enforcing mechanisms for disposing of data upon expiration, we have systematically built a comprehensive employee data management system that spans the entire data lifecycle, thereby comprehensively safeguarding the security of employees’ personal information. In 2025, the Company did not encounter any penalties for violations of personal information protection regulations. Employee Privacy Protection

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XPENG GROUP 2025 ESG REPORT 88

2.3.2 Supporting Employee Development

XPENG focuses on employee development and is committed to creating a diversified career development platform for all employees. Through continuous empowerment, we help every employee enhance their capabilities, and consolidate and drive the continuous improvement of the Company's core competitiveness, innovation, and transformative power, injecting strong momentum into the Company's steady growth.

Employee Training

We have established the Training Management System and the Management Measures for Internal Trainers and other internal system, providing diversified training programs for all employees at different organizational levels based on the Company's strategic plans and employees' career development needs. We have also established a key position mentorship system, under which each campus recruit is assigned at least one mentor to provide two years of systematic work guidance and career development support. At the same time, we encourage employees to form informal learning organizations, such as peer support groups, to promote experience sharing and cross-departmental collaboration.

Thousand Generals Program

The Thousand Generals Program 2.0 focuses on three modules-fundamental management, advanced thematic training, and executive sessions. A total of 13 training sessions were conducted in 2025, reaching 8,246 participant attendances. The courses covered 11 management topics, including recruitment enablement, strategy interpretation, AI application, and quality improvement. Participant satisfaction reached 98.9%, with an NPS of 82.8%, significantly enhancing the overall management capabilities of the leadership team.

Explorer Program

The Explorer Program advances through a dual-track approach of "company-level empowerment + center-level implementation." In 2025, 28 company-level training sessions and 135 activities across various centers were organized, reaching more than 5,300 participant attendances. Activities included professional training, cultural and sports exchanges, and mentor dialogues. The overall eNPS reached 80.3%, effectively supporting new employee integration and strengthening cultural alignment.

Scissor Door

Through diverse initiatives such as "Orientation Training," "Smart Manufacturing Tours," and "Story Sharing Sessions," we help new employees quickly understand the Company's business, culture, and systems. For socially recruited employees, 51 training activities were conducted in 2025, covering 5,089 employees with a total of 9,579 participant attendances. The NPS of all activities exceeded 85%, demonstrating strong results in employee integration.

Professional Skill Certification Program

We support all internal applications for external learning and certification programs and provide resource support for eligible applicants. At the same time, we continuously conduct specialized certification training for special operations and special equipment operations at the Guangzhou base. In 2025, a total of 306 employees obtained professional skill certifications, significantly enhancing the practical capabilities and professional expertise of employees in technical roles.

2025

19,347 employees	97.3%	288,883 hours	CNY 4.98million	14.9 hours
Received Training	Training Coverage Rate	Total Training Duration	Training Investment	Average Training Duration Per Employee

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XPENG GROUP 2025 ESG REPORT 89

Employee Training	Unit	2023	2024	2025
Percentage of employees trained	%	98.6	99.1	97.3
Percentage of employees trained by gender				
Male employees	%	87.2	81.3	81.0
Female employees	%	12.8	17.0	19.0
Percentage of employees trained by employee category				
Senior management	%	0.3	0.1	0.6
Middle management	%	6.7	10.1	7.7
Ordinary employees	%	93.0	89.8	91.7
Average training hours by gender				
Average training hours	Hour	15.5	15.9	14.9
Male employees	Hour	15.9	16.0	15.2
Female employees	Hour	15.1	15.8	14.3
Average training hours by employee category				
Senior management	Hour	13.3	22.0	22.0
Middle management	Hour	2.6	18.5	10.0
Ordinary employees	Hour	15.4	15.4	15.8

XPENG Online Training Platform

XPeng Class Online Learning Platform:XPENG continued to optimize the "XPeng Class" Online Learning Platform and leverages it to deliver digital transformation training. The platform has 41,000 registered users with a login rate of 93.2%, and is widely used in key scenarios such as integrity and compliance training, leadership development, new employee onboarding, and frontline empowerment. In 2025, the platform was further upgraded with dedicated learning sections focusing on AI, products, and languages. Community interaction features and gamification mechanisms were also introduced to enhance the relevance and engagement of learning. This system systematically supports employee capability development and provides effective support for the Company's talent pipeline development and organizational growth.

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 90

2.3.3 Smooth Promotion Channels

XPENG provides employees with a transparent and standardized job level system and promotion mechanism. Through clearly defined processes and institutional safeguards, the Company provides employees with fair career development pathways. The Company sets a unified promotion window period in the third quarter of each year and formulate explicit promotion guidance ratios. Promotions are initiated through a combination of supervisor nominations and individual applications, followed by multi-dimensional evaluations and comprehensive reviews to ensure the objectivity and credibility of promotion decisions. This mechanism not only effectively supports employees' career growth but also provides institutional support for motivating and retaining high-performing talent.

Performance Appraisal

Based on the Performance Management System, we have established the OKR management system, continuously optimizing the entire performance management process to promote the scientific rigor and fairness of the evaluation mechanism. The Company implements differentiated assessment cycles for different positions, and performance evaluation results are directly linked to annual salary reviews, promotion decisions, and bonus allocation to ensure precise talent incentives. In terms of evaluation mechanisms, the Company is gradually introducing multi-dimensional assessment methods to comprehensively evaluate employee performance. Meanwhile, managers' performance evaluations cover three core dimensions-team performance, team management, and employe development-systematically driving improvements in management effectiveness.

Performance Evaluation Methods and Frequency

Evaluation Method	Key Practices	Evaluation Frequency
Management by Objectives	We adopt and continuously optimize a performance management system based on Objectives and Key Results (OKRs).	Non-frontline employees: Semi-annually Frontline employees: Monthly or quarterly
Team Performance Evaluation	Team performance evaluation is incorporated into the assessment mechanism; managers' evaluations cover team performance, team management, and employee development.	Aligned with team/management cycles
Continuous Dialogue	Regular performance feedback and coaching are conducted through mechanisms such as direct supervisor discussions.	Ongoing
Multi-dimensional Performance Evaluation	We integrate the above evaluation approaches and conducts a comprehensive 360-degree review of employee performance.	Non-frontline employees: Semi-annually Frontline employees: Monthly or quarterly

In 2025, to encourage employee innovation and service enthusiasm, XPENG established the following awards for all employees

- **Annual Outstanding Individual/Newcomer/Explorer Award:**
  We honor individuals, new employees, and explorers (campus or social recruits) who demonstrate breakthrough courage and create exceptional value in 2025. Winners receive a gold badge, a commemorative trophy, and a record in the Feishu HR system.

- **XPENG President's Special Award**
  Employees who have made outstanding contributions to the Company's business development. Winners receive a gold commemorative badge, and a record in the Feishu HR system.

- **XPENG Outstanding Team Award**
  Teams that demonstrate cross-organizational collaboration and achieve exceptional performance. The team receives a commemorative trophy and team-building funding, while team members receive a Feishu honor badge, and a record in the Feishu HR system.

- **XPENG Culture Star Award**
  Employees who exemplify XPENG Motors' values through their actions. Winners receive a customized silver badge and a Feishu honor badge, and a record in the Feishu HR system.


小鹏汽车
荣誉体系全景图
激励全体小鹏人，为荣誉而战！
战功激励
文化激励
项目标杆
公司级荣誉立项
小鹏汽车杰出团队
公司级
战功标杆
公司级
文化之星
公司级
项目标杆
中心级荣誉立项
中心级
战功标杆
中心级
文化标杆
中心级
项目标杆
日常表彰
即时正向反馈
小胜即庆
鹏友点赞
XPENG

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 91

2.3.4 Work Safety

XPENG consistently prioritizes employee safety as its core focus, firmly establishing a safety-first development philosophy and strictly adhering to relevant laws and regulations such as the *Law of the People's Republic of China on Work Safety*. By building a scientific and comprehensive safety management system, the Company integrates risk prevention into daily operations across all business units and effectively ensuring the safety of the production process. At the same time, we strengthen safety awareness among all employees, conduct regular and systematic safety training, and comprehensively enhance employees' emergency response and risk identification capabilities, striving to create a healthy and safe production environment.

All entities in the Guangzhou region (XPENG Headquarters, Guangzhou Plant, Xiaopeng Motors Sales Co., Ltd., Guangzhou Pengxu Motors Sales and Service Co., Ltd., and the Guangzhou Branch of Zhaoqing XiaoPENG New Energy Investment Co., Ltd.), Zhaoqing Plant and others have obtained **ISO 45001** certification.

Safety Management System

We have formulated documents such as the Measures for the Administration of Work Safety and the Measures for the Administration of Work Safety Responsibility System, actively implementing the production safety responsibility system. In 2025, we updated and established internal policies including the XPENG Safety and Environmental Incident Management Procedure, the XPENG Risk and Opportunity Assessment Management Procedure, the Emergency Response Plan for Major New Energy Vehicle Incidents of Guangzhou Xiaopeng Motors Technology Co., Ltd., the Stakeholder Safety, Environment and Occupational Health Agreement and the Stakeholder Safety and Environmental Commitment Letter. These policies cover 100% of all XPENG employees and supplier partners.

To ensure the achievement of occupational health and safety goals, we have set key safety performance indicators, including the number of Level 1 and Level 2 safety incidents, the Level 3 safety incident rate, and SCI (Safety Capability Index) assessments. The heads of key departments such as manufacturing plants and R&D departments signed the Statement on Occupational Health and Safety Goals. For key departments failing to meet performance targets, reflection and dedicated improvement plans are required, with detailed explanations and corrective measures provided in improvement reports.

Stakeholder Safety Management

We required the suppliers to clarify the responsibilities and requirements of occupational safety and environmental protection for both sides. In 2025, no occupational safety accidents involving serious injuries or worse occurred among contractor employees within the scope of the Company's operation.

Safety Management Targets and Results	2025 Target	2025 Result	2026 Target
Number of level 2 and above accidents (cases)	0	0	0
Proportion of level 3 accidents (‰)	0.5	0.05	0.4
Number of occupational disease cases (cases)	0	0	0

Indicator	2023	2024	2025
Lost-time injury frequency rate (per one million hours worked)	0.629	0.486	0.507
Data coverage (%)	100%	100%	100%

The signing rate of suppliers for the Stakeholder Safety, Environment and Occupational Health Agreement and Stakeholder Safety and Environmental Commitment Letter reached

100%

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XPENG GROUP 2025 ESG REPORT 92

Risk Prevention

We have established a systematic risk management and control mechanism, effectively identifying and mitigating major safety risks at their source through safety performance evaluation, the establishment of a dual prevention system, enhanced hazard control, and regular risk investigation.

System audit

We conducted the semi-annual safety management audit, internal audit of safety management system, system empowerment inspection for key departments and external audit of the safety management system and took actions on the identified risks one by one.

Internal safety audi

In 2025, we comprehensively promoted engineering optimization and management upgrades, and established an internal sharing and horizontal deployment mechanism for best practices, promoting 1,499 outstanding improvement cases.

Safety inspection

•We continued to implement the safety performance evaluation system. Through a comprehensive evaluation of processes and outcomes, a dedicated "risk value reduction" metric was introduced, ultimately driving a 21.32% decrease in the Company's overall inherent risk level.

Safety Management

We continued pursuing the ISO 45001 and ISO 14001 certifications for Guangzhou Xiaopeng Technology. Inspections of production areas identified and rectified 108 safety issues.

Risk Identification

We organized hazard prediction training (KYT) and risk assessment in accordance with the Hazard Source Identification and Evaluation Management System of Guangzhou Xiaopeng Motors Technology Co., Ltd., and formulated relevant control measures. A total of 2,785 hazard sources were updated. In addition, to prevent the hot spot effect caused by pollutant accumulation, the manufacturing base conducts monthly drone-based thermal imaging inspections and maintenance patrols of photovoltaic panels. This enables the timely elimination of potential safety hazards, reduces fire risks, and ensures the long-term safe and reliable operation of the photovoltaic system.

Safety Culture

The Company carried out multi-level risk investigation activities, conducted daily and special safety checks on its operation scope, covering employees' working environments as well as critical work processes. At the same time, we have established a hazard management mechanism that includes root cause analysis, responsibility tracing, and the implementation of corrective actions, ensuring that all work-related health and safety incidents are responded to promptly and managed through a closed-loop process. In 2025, we identified 53,456 hidden dangers, with a rectification rate of 100%.

93 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT We have established a regular and systematic occupational health and safety (OHS) empowerment system. Through weekly distribution of “Safety Nutrition Meals” (143 issues) and the compilation of regulation and accident case journals (five issues in total), we ensure continuous dissemination of safety knowledge. In addition, we organize capability-building programs by conducting 42 professional skill training sessions for full-time EHS personnel in 2025, covering over 1,900 participants, with course ratings reaching five out of five. Special safety responsibility training is also provided for management at all levels with the participation of 505 employees, gradually forming a multi-level, company-wide OHS education culture. Moreover, we have established an EHS knowledge section on the Haohan platform, sharing more than 600 professional EHS technical documents and experience compilations, available for all employees to read and learn from. We leverage events such as the “Occupational Health Awareness Week,” the “Safety Production Month,” and the “Fire Safety Month” to enhance overall employee safety awareness and emergency response capabilities of employees through a combination of creative engagement and practical exercises. Focusing on high-risk scenarios such as gas leaks and battery thermal runaway, we conducted 683 emergency drills with participation exceeding 10,000 employees. Through ongoing government-enterprise collaboration, we continuously strengthen real-world response capabilities, effectively fortifying the Company’s safety defenses. Total hours of safety training for all employees: 428,494.7 Hours Factory safety input: CNY 27.7 million Coverage rate of the number of employees receiving health and safety training : 100% We innovatively launched digital competitions including “AI Pictures Hidden Hazards” and “AI Pictures Fire Safety” based on AI text-to-image generation for labor protection apparel compliance. The events attracted over 11,000 employee submissions and more than 42,000 votes, widely promoting safety culture across the Company. In 2025, we introduced a microsystem for safety hazard investigation. Leveraging multi-dimensional table workflows and AI technologies, the system realized intelligent management of hazard inspection. With functions including automatic recording, intelligent reminders, full-process tracking and periodic summaries, the system automatically generates statistical reports, saving a total of 11,900 working hours throughout the process. This system was awarded the internal “Super AI Golden Idea Award” and the Feishu AI Efficiency Master Award. 93 AI + Workflow Drives Automated Tracking of Safety Hazard Investigation Safety Culture AI Empowers the Promotion of Safety Culture “AI Pictures Hidden Hazards” and “AI Pictures Fire Safety” by Employees Submissions

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XPENG GROUP 2025 ESG REPORT 94

2.3.5 Care for Employees' Physical and Mental Health

XPENG places strong emphasis on the physical and mental well-being of its employees. Through the organization of diverse cultural activities and the promotion of mental health initiatives, the Company continuously fosters a caring, inclusive, and efficient working environment, supporting employees in achieving a healthy balance between work and life.

Diverse Activities

We continuously build a vibrant and people-oriented organizational culture. Through systematic employee activities and care mechanisms, the Company strengthens team cohesion and enhances employees' sense of belonging. The Company regularly organizes diverse collective activities, including themed festivals, sports events, and team-building events. At the same time, we place strong emphasis on everyday care by continuously investing in areas such as catering services and employee benefits, providing comprehensive support for its workforce.

"525 I Love Myself" Health Day

In 2025, we launched the Fifth "525 I Love Myself" Health Day under the theme of "Technology + Health." Interactive activities including AI meditation, AI painting and sports challenges were launched in multiple cities such as Guangzhou, Beijing, Shanghai and Zhaoqing, together with online sharing sessions, attracting over 1,000 participants. The event focused on well-received stress-relief methods among employees, including outdoor sports, pet interaction and nature experience. It further enriched the carriers and connotations of mental health support, and strengthened organizational cohesion and caring culture.


525鹏厂关爱日
Me
"525 I Love Myself" Health Day Event


Technology and Health Activities

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XPENG GROUP 2025 ESG REPORT 95

Family Day Event

In November 2025, XPENG held a large-scale family day event themed "Anniversary Family Carnival" at its Guangzhou Science and Technology Park, providing an immersive experience for approximately 20,000 employees and their families across all age groups. Centered on the integration of technology, culture and family bonding, the event featured a variety of interactive garden activities. Meanwhile, innovative interactive sessions were incorporated on site, fully demonstrating XPENG's technological charm and corporate culture. The event strengthened employees' sense of belonging and pride, enabled family members to enhance their recognition of XPENG through a warm experience, and highlighted the Company's comprehensive care for employees and their families.


On-site Event


XPENG
Stage


Matchmaking Corner


45分钟告诉你如何
Meet Top Achievers Face to Face


Booths


Diverse and Skillful Communication

Mental Health

XPENG places great importance on employees' physical and mental well-being, providing comprehensive care through comprehensive health management and psychological support programs. The Company arranges annual on-site physical examinations with 100% coverage and continuously optimizes our employee mental health support system.

The EAP (Employee Assistance Program) is the Company's key initiative in caring for employees' mental health, offering services such as emotional counseling, psychological consultations, and offline lectures. In 2025, the program served approximately 450 participants, covering various formats including one-on-one consultations, offline themed seminars, and health experience days. These initiatives systematically support employees in paying attention to and improving their physical and mental health, putting into practice the philosophy of "working efficiently and living healthily." At the same time, we leverage digital tools to provide frontline and remote employees with a platform for emotional expression. Through daily greeting notifications and an anonymous "tree hole" feature, employees can record their moods in real time during their daily work, helping them feel noticed, heard and supported.

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XPENG GROUP 2025 ESG REPORT 96

2.4 Sustainable Supply Chain

We have developed a supplier management system based on systematic compliance policies. Through full-lifecycle management covering supplier admission, evaluation, and cooperation, as well as regular and scenario-based targeted training mechanisms, the Company continuously enhances the supply chain's capacity and performance in fulfilling sustainability responsibilities.

2.4.1 Procurement Compliance

We have formulated the XPENG Supplier Code of Conduct, which clearly upholds the principles of transparency, integrity, legality, and health in procurement and sets forth requirements for suppliers in areas such as human rights protection, business ethics, environmental protection, and the responsible sourcing of mineral materials.

We have maintained long-term and stable partnerships with our suppliers and adopted a zero-tolerance stance against any violation of business ethics. At the outset of cooperation, all suppliers are required to sign the Integrity Commitment Letter and the Confidentiality Agreement, which clarify the responsibilities and obligations of both parties in anti-corruption, intellectual property protection, and business secrets. We have established bottom-line requirements for supply chain cooperation. For suppliers involved in major violations such as child labor, forced labor, or other infringements of human rights, we will permanently terminate cooperation and include them on a blacklist to ensure compliance and ethical standards of the supply chain. Meanwhile, in response to the call from the Ministry of Industry and Information Technology (MIIT) and the automotive industry, XPENG has consistently honored its commitment to payment terms within 60 days. The Company strictly implements timely goods acceptance, efficient account reconciliation, and punctual settlement, working hand in hand with partners to build a stable and mutually beneficial industrial ecosystem.


FRESH LOCAL FISH
FISH & CHIPS
SEAFOOD
RUSTI BISTRO

97 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG is committed to maintaining high standards in its supply chain. The Company has formulated and continuously updated internal management policies, including the Supplier Admission Management Measures, the Supplier Performance Management Measures, the Parts Supplier Performance Assessment Management Measures, and the Supplier Blacklist Management Measures. The highest authority for supply chain management resides with the Chairman of the Board. Through regular monthly thematic reports and irregular weekly updates, we ensure continuous supervision and dynamic management of key supply chain links. Furthermore, we have implemented a comprehensive supplier lifecycle management strategy covering initiatives such as supplier admission, auditing, risk management, and ESG-related assessments. 97 2.4.2 Supplier Management Supplier Admission Supplier Audits Supplier Risk Managementt We require suppliers to strictly comply with regulations on labor rights protection, prohibit the use of child labor, fulfill environmental compliance responsibilities, and continuously improve product quality and safety standards. Suppliers must obtain recognized industry certifications such as IATF 16949 and ISO 9001. In assessing potential suppliers, we adopt a multi- dimensional due diligence process covering key aspects including fire safety, ISO environmental management system certification, pollutant emissions, financial reports, and records of dishonesty. In addition, we systematically evaluate suppliers through the XPENG Supplier Sustainability Management Questionnaire, which covers corporate management, working conditions and human rights, business ethics, environmental responsibility (including biodiversity conservation), supply chain management, and responsible sourcing of raw materials. In 2025, we further strengthened audits of compliance with the Supplier Code of Conduct and the sourcing of critical raw materials. Through these preliminary investigations, we not only assess suppliers’ delivery stability and product quality but also integrate their performance on ESG metrics into our core assessment system. Through these efforts, we advance the entire supply chain toward a more responsible and sustainable direction. We have established a monthly comprehensive supplier evaluation system covering four key dimensions, namely business, quality, delivery and after-sales spare parts, and also categorized suppliers based on the assessment results. In terms of quality, we evaluate suppliers’ product quality stability through a sample production consistency testing system, with particular emphasis on differentiated control and deep collaboration with core suppliers. Suppliers that fail to comply with ISO 14001, ISO 45001, or ISO 27001 management system requirements, or that exhibit operational irregularities, are subject to ongoing supervision through periodic audits. Furthermore, we continuously strengthen our assessment of suppliers’ ESG performance. Our annual evaluation scope covers compliance operations, business ethics, energy and quality management, safety production, and environmental management. In terms of business ethics, we focus on key aspects such as gift and hospitality, conflict of interest prevention, business integrity, data and information security, fair competition, and anti-monopoly compliance, thereby ensuring that suppliers’ operations comply with relevant laws, regulations, and high ethical standards. We also update our annual questionnaire with reference to the Conflict Minerals Reporting Template (CMRT) by adding requirements for suppliers to provide proof that mineral sources are from non-conflict regions. As a result, we have strengthened the compliance and operational resilience of our supply chain. We continue to deepen sustainable supply chain management. Relying on a five-level early warning mechanism for supplier reserves, we systematically control supplier ESG risks and performance risks through multi-dimensional supervision, including system audits, process audits, product audits, and unannounced inspections. In terms of systematic construction of the supply chain ESG risk assessment system, we conduct specialized surveys in key areas such as raw materials and power batteries. Additionally, we are formulating the third version of the supplier questionnaire and plan to establish a scoring mechanism for risk classification. We will integrate an AI-based risk identification system into the procurement system with dynamic monitoring functions based on factors such as geopolitical risks and industry-specific risks. Therefore, we will gradually build an intelligent supply chain ESG risk prevention and control system. Furthermore, we are promoting supplier due diligence covering areas such as human rights and employee health, energy management, carbon management, and raw material traceability. We have localized the management of overseas supply chains. Specifically, the European Supply Chain Due Diligence Project will commence in 2026 in compliance with the German Supply Chain Due Diligence Act (LKSG), with third-party certification and related processes proceeding simultaneously. In 2025, we completed audits of 18 suppliers and facilitated the implementation of corresponding improvement plans. With a closed loop formed by the end of 2025, we continuously enhance supply chain stability and sustainability. At the same time, we advanced due diligence initiatives with 10 suppliers.

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XPENG GROUP 2025 ESG REPORT 98

Supplier ESG Assessment


Number of suppliers by region
848

Suppliers' Region	2025 number of suppliers
South China	263
East China	425
North China	38
Central China	64
Northeast China	14
Southwest China	34
Northwest China	2
Hong Kong, Mao, Taiwan and overseas	8

Number of suppliers who have signed the Integrity Commitment Letter	848

Tier-1 suppliers

Number of suppliers that have been assessed for sustainability risks in 2025: 848
Proportion of suppliers that have been assessed in 2025: 100%

Core non-Tier-1 suppliers

Number of suppliers that have been assessed for sustainability risks in 2025: 194
Proportion of suppliers that have been assessed in 2025: 100%

Tier-1 suppliers (Sustainability Iterative Audit) Target: To cover all parts suppliers in FY25-27

Number of suppliers that have been assessed for sustainability risks in 2025: 92
Proportion of suppliers that have been assessed in 2025: 10%

Supplier Assessments	2025
Total number of suppliers and contractors that conduct human rights assessments of suppliers or contractors	92
Number of Tier-1 supplier conducting human rights assessments of suppliers	92
Number of suppliers evaluated by filling questionnaire or on-site	567
Number of Tier-1 suppliers evaluated by filling questionnaire or on-site	567
Number of suppliers having significant actual/potential negative impacts identified through the assessment	49
Number of suppliers implementing improvement plans after significant actual/potential negative impacts have been identified	49
Number of suppliers receiving technical or document support from XPENG among suppliers implementing improvement plans	49
Number of suppliers terminated after significant actual/potential negative impacts were identified	1
Number of suppliers blacklisted for being involved in conflict minerals	0

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XPENG GROUP 2025 ESG REPORT 99

XPENG Initiates the Co-construction of ESG Rating Platform

In March 2025, XPENG joined the "China Supplier ESG Rating Platform" as an innovative leader in the smart electric vehicle sector. Relying on the platform's AI large-model technology, we efficiently screened supplier ESG risks and strengthened supply chain resilience, enabling us to better address international compliance requirements such as the *EU Corporate Sustainability Due Diligence Directive* (CSDDD). This initiative serves as an industry benchmark for Chinese companies integrating into the global sustainable governance system.

Supply Chain ESG Collaborative Action

In 2025, XPENG actively responded to industry sustainability trends by advancing responsible supply chain development in phases. In June, we co-launched the "Supply Chain ESG Stewardship Initiative" with 12 industry partners, focusing coordinated environmental and social responsibility management in the supply chain. In November, we further participated in the "Initiative for Responsible Procurement (IRP)" led by the China Association of Automobile Manufacturers and operated under the Energy-saving and Green-development Assessment Center for Automotive Industrial. Together with 19 automakers and suppliers, we explored industry-level sustainable procurement mechanisms. These two collaborative actions demonstrate XPENG's strategic layout in driving the overall ESG standards of the industrial chain through open cooperation.

Jointly launched the "Supply Chain ESG Management tInitiative" with **12** industry partners

Together with **19** automakers and suppliers to explore an industry-level sustainable procurement mechanism


Supply Chain ESG Stewardship Initiative
供应链ESG管理倡议
"供应链 ESG 管理倡议"（Supply Chain ESG Stewardship Initiative，简称 SCSI）响应联合国 2030 年可持续发展目标，以环境友好、社会责任与高效治理为基石，构建兼具可持续性、韧性与竞争力的供应链生态体系，共筑全球可持续共赢新格局。我们的目标，是构建兼具科学性与包容性的供应链 ESG 评估标准体系，打破因标准差异导致的重复审核困局，重塑高效合规的审核流程，推动供应链 ESG 绩效与金融产品的创新融合，助力企业深度嵌入全球价值链，加速全球可持续目标的实现。
联合发起方：

Supply Chain ESG Stewardship Initiative

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 100

2.4.3 Supplier Enhancement

We work together with our supply chain partners to pioneer the future. By driving systematic innovation in supplier capabilities, XPENG not only pursues the continuous improvement of product and service quality but also strives to unlock innovation potential. We are devoted to guiding partners to achieve leapfrog advancements in areas such as business ethics, sustainable development and quality management.

Supplier Training

We remain committed to enhancing the sustainability of our supply chain as a core priority. We continuously strengthen our management foundation through systematic institutional development and standardized training mechanisms. In 2025, the Company maintained a 100% signing rate for the Integrity Commitment Letter, ensuring that all suppliers strictly adhere to anti-corruption and business ethics standards. We also systematically implemented multi-level supplier training programs focusing on key areas such as ESG management, compliant operations and quality enhancement.

In 2025, we conducted a total of 813 supplier training sessions. The topics covered professional modules including ESG concepts, quality enhancement, quality system empowerment, and supply chain operation system empowerment. In the area of anti-corruption, we strengthened supplier-side decision-makers' understanding and commitment to compliant operations through targeted communication mechanisms such as one-on-one executive meetings and the "XPENG Chain Alumni Association." We have continuously embedded business ethics advocacy in various meetings. For suppliers with identified weaknesses, we provided dedicated technical support and on-site assistance. We promoted quality QC activities to create an experience-sharing mechanism and systematically upgrade the overall capability of the supply chain.

Supplier Training	2025
Total number of suppliers trained	813
Number of Tier-1 suppliers trained	163
Number of Tier-2 suppliers trained	569
Number of general suppliers trained	81
Number of suppliers trained in anti-corruption	813
Number of suppliers signing the Code of Business Ethnics	1,302

The "XPENG Chain Alumni Association" Empowers Suppliers

In 2025, XPENG successfully hosted seven sessions of the "XPENG Chain Alumni Association," focusing on collaborative mass production and supply chain capability building. These sessions attracted the participation of more than 100 suppliers. Through organizing best practice sharing sessions and targeted empowerment activities, we facilitated deeper collaboration among suppliers in key areas such as capacity ramp-up, smart logistics, and flexible supply. These efforts continuously enhance the overall efficiency of the industry chain and inject confidence and momentum into long-term strategic partnerships.



Group Photo of Supply Chain Empowerment Event

Improving Suppliers' Sustainability

The XPENG Supply Chain Management Center launched a product carbon data collection initiative for Tier-1 suppliers based on a "cradle-to-gate" carbon footprint accounting approach. This initiative covers 125 suppliers involved in the three pure electric models for 2025, namely the G6, G9, and X9. We systematically advanced the data collection process through a digital product carbon footprint management system, combined with two to three collective training sessions. Meanwhile, we conducted site visits and online interviews to understand suppliers' difficulties in carbon data reporting and their energy-saving measures. For critical materials and bulk-purchased raw materials, we carried out carbon footprint verification and on-site audits, including power battery suppliers and bulk-purchased raw materials (where suppliers conducted specialized carbon footprint assessments), thereby continuously strengthening collaborative capability building with suppliers.

Global Partner Conference

In December 2025, XPENG introduced the inaugural "ESG Collaboration Award" at the 2026 Global Partner Conference. We recognized six suppliers who demonstrated outstanding performance in sustainability areas such as green manufacturing and carbon emissions reduction. This initiative reinforced the core role of ESG in supply chain management. After the conference, multiple award-winning suppliers actively shared the recognition, effectively enhancing our industry influence in the sustainable supply chain.


CSMET

Suppliers Receiving Awards

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 101

2.5 Social Co-Creation

Guided by SDGs and ESG principles, XPENG incorporates core concepts such as climate change resilience, biodiversity conservation, quality education, and accessible community into the design of its corporate social responsibility efforts. Through ongoing exploration, XPENG has developed a butterfly model themed "shared benefit between business and public good.". With the support of the XPENG Foundation and the XPENG Volunteer Service Task Force, the Company channels its technological strength into prioritized areas such as youth science education, emergency disaster response, accessibility advocacy, and biodiversity conservation, thereby transforming business advantages into measurable social value for global sustainable development. We promote a culture of "public good for everyone," by working alongside employees, car owners, retail stores, schools, communities, and partners with a shared mission to continually explore innovative pathways for business to advance public well-being. Together with various stakeholders, XPENG is committed to building an inclusive, benevolent, and sustainable future community.

As of the end of 2025, XPENG had invested a total of over CNY **34.88 million** in public welfare and charity, consistently giving back to society through concrete actions.

XPENG Foundation 2.0 Butterfly Model


Issue-led | Cross-Border Collaboration | Resource Integration | Value Co- Creation
Autonomous Driving
(EV) Core Technologies
Green Manufacturing
Flying Car
AI Robos
Youth STEM Education
Climate Action
Emergency Relief
Accessibility Advocacy
Biodiversity Protection
小鹏公益
小鹏志愿者
XPENG VOLUNTEERS
Employees
Owners
Partners
Stores
Communities
Schools
Public Spaces

102 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 2025 ESG The XPENG Foundation and the XPENG Volunteer Service Task Force continue to mobilize and support employees, car owners, and university faculty and students to actively participate in volunteer initiatives. Focusing on youth science education, accessibility development, and the cultivation of a public welfare culture, we work to co-create inclusive and friendly communities. We also collaborate closely with XPENG’s various business centers to jointly plan and implement diverse public welfare projects, and continuously explore and innovate the paths, through which the Company fulfills its social responsibility. On October 14, 2021, XPENG donated funds to establish the XPENG Foundation, the first corporate foundation in China’s new energy vehicle industry dedicated to ecological conservation and science education. Guided by transparency, compliance, and professional management, the organization received A-level transparency ratings in Guangzhou for three consecutive years (2023–2025). In 2024, the Company underwent its first social organization evaluation and was recognized as a 4A-rated social organization. As of the end of 2025, XPENG, its affiliates, and employees have collectively contributed CNY 14.35 million to the XPENG Foundation. These funds are primarily used for youth science education, volunteer services, technology for good, cross-sector exploration, and community development. Established on March 5, 2022, the XPENG Volunteer Service Task Force brings together XPENG employees, car owners, and broader community members. Centered on technological empowerment and humanistic care, the team has been making every effort to advance youth education, technology-for-good initiatives, environmental protection, and community development. As of the end of 2025, the team has over 2,100 registered volunteers as a flexible bridge connecting business departments with community needs, playing a pioneering role in spreading the spirit of public welfare and embodying XPENG’s corporate care in action. 2.5.1 Two Core Platforms Strengthening the Public Welfare Foundation XPENG Foundation: Demonstrating professional Leadership with Transparency and Compliance XPENG Volunteer Service Task Force: Promoting a Culture of Goodness and Delivering Corporate Care

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 103

2.5.2 Diverse Action to Co-Create Social Value

We respond to core social needs by systematically engaging in areas such as emergency disaster relief, youth science education, philanthropic venture, accessibility advocacy, biodiversity conservation, and the promotion of "public welfare for all." By deeply integrating our technological strengths with public welfare demands, we ensure that "technology for good" takes root and delivers meaningful impact.

Emergency Relief: Shouldering Corporate Responsibility amdist Crises

In the face of major natural disasters and public health emergencies, XPENG responds proactively and donates generously to match actions with responsibility, working alongside society to overcome crises together. In 2025, we formulated the Corporate Public Welfare and Charity Response Mechanism for Major Disasters, aiming to enable rapid, transparent, and targeted responses during major public emergencies and bring our supportive power into full play.

- On January 7, 2025, following the magnitude 6.8 earthquake in Xigaze, Xizang, XPENG donated CNY 1 million to support search and rescue operations, resettlement of affected residents, and post-disaster reconstruction in the earthquake-stricken area, helping to restore normal production and daily life.


小鹏汽车捐赠100万元
驰援西藏日喀则地震灾区
2025年1月7日，西藏日喀则市定日县发生6.8级地震，造成重大人员伤亡，灾情牵动着全国人民的心。
小鹏汽车决定向广州市慈善会捐赠100万元，用于地震灾区人员搜救、群众安置和灾后重建等工作，为受灾群众安然过冬尽绵薄之力。
小鹏汽车将持续密切关注救灾进展，与灾区人民共渡难关。
小鹏汽车
XPENG

Supporting post-Disaster reconstruction in Xizang

- On November 26, 2025, after a Level-5 fire broke out in Tai Po, Hong Kong, we donated HKD 5 million to support emergency aid for affected residents, mental health services, and specialized care for vulnerable groups including the elderly, children, and those with chronic illnesses.


驰援香港大埔火灾救援
小鹏汽车捐赠行动进度通报
11月28日，小鹏汽车向香港红十字会、香港社会服务联会合计捐赠的500万港元「大埔火灾」专款已全额到账，专款将用于受灾居民紧急现金援助、心理健康援助，以及长期病患、长者和儿童群体照护等工作。
小鹏汽车将持续关注灾情发展，与香港社会各界并肩同行。
小鹏汽车
XPENG

Donation for Tai Po fire relief in Hong Kong

Technological Empowerment for Urban Events: XPENG Provides Essential Support for the 15th National Games

Among Guangzhou's first group of "City Partners", XPENG leverages cutting-edge technologies including AI intelligent connected vehicles and flying cars to deeply participate in the construction of the city's smart transportation system, explore innovative applications of flying cars during the 15th National Games, and help create a benchmark "air-ground" intelligent mobility event.

Green travel services	Relying on its global charging network and AI intelligent connected vehicles, XPENG provides low-carbon travel services for the event and promotes smart energy replenishment infrastructure in Guangzhou.
Innovative scenario integration	XPENG explores innovative applications of flying cars in urban development and the 15th National Games, aiming to showcase the technological strength of the Guangdong-Hong Kong-Macao Greater Bay Area (GBA) and enhance the international influence of the 15th National Games.
Resource collaboration and brand synergy	Through the "City Partner" platform, XPENG opens up its global channel resources to assist Guangzhou in attracting international investment, jointly carry out city brand promotion activities, and expand the global influence of the 15th National Games.


第十五届运动会
站收火仪式
年11月

The site of the torch relay for the 15th National Games

104 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT As a “explorer of mobility in the physical AI world,” XPENG has built strong technological capabilities in intelligent driving, powertrain (battery, motor and electrical control) systems, green manufacturing, flying cars, and robotics. Taking public welfare and youth science education as a core mission, we systematically transform the “technology for good” concept into tangible actions. We also strive to become mentors and dream-building partners who inspire children to explore the future world. While continuing to strengthen our core business in intelligent mobility, XPENG remains committed to advancing technology for good and working with various stakeholders to build a trustworthy, inclusive, and sustainable future community. We strive to ensure that technological progress consistently serves human well-being and long-term social benefits. In 2025, the XPENG Foundation launched the “XPENG Youth Action · Sparking Plan.” By funding qualified professional organizations, the program establishes a public welfare practice platform for employees, car owners, and the public, aiming to encourage cross-sector participation in technology- for-good initiatives and jointly create a sustainable future. The program focuses on three funding pillars, namely “Planet,” “Intelligence,” and “Community,” and puts forward clear requirements for partner organizations regarding registration qualifications, professional capabilities, and practical experience. Selected organizations receive funding support ranging from CNY 20,000 to CNY 50,000 and are required to implement a series of activities during the period. Since 2023, XPENG has engaged in cross-sector collaboration with the Beijing Auto Museum. In 2025, both parties deepened their partnership under the theme of “Culture, Technology, and Public Welfare,” transforming XPENG’s capabilities in green mobility and intelligent technology into replicable and applicable public education assets. XPENG’s intelligent chassis, X2 flying car model, and IRON robot were permanently exhibited in the museum’s Future Zone, opening a window for the public to envision the future. The jointly developed “Low-Carbon Traveler 2.0” Science Education Toolkit has, as of the end of 2025, served more than 20,000 young students from 18 provinces and municipalities in China. Additionally, AI-themed science education courses co-developed by both parties were introduced into multiple primary and secondary schools, including Beijing No.11 School, during World Environment Day (June 5). In 2025, the XPENG Foundation continued to support the “Youth Automobile Innovation Collecting Campaign” organized by the China Society of Automotive Engineers (China-SAE), aiming to empower youth science education through diverse formats. Together with the China-SAE and its internal business center, we co-organized educational study tours at the XPENG’s Zhaoqing Intelligent Manufacturing Plant, where families with children were invited to explore the intelligent vehicle production process firsthand. At the “2025 New Energy Vehicle Teenagers Science Popularization Forum” held in Haikou, Hainan on September 29, 2025, the XPENG Foundation participated as a supporting organization and presented awards to outstanding creator entries. In addition, XPENG volunteers collaborated with the China-SAE to produce a science education comic titled “Muyuan’s Dream Journey.” Through vivid and engaging illustrations, the work showcases the full process of intelligent manufacturing and automobile production while incorporating the concept of sustainable development. The comic received high praise from guests and experts present. Youth Science Education: Transforming Corporate “Hardcore Technology” into Educational “Soft Power” Public Welfare Investment · Sparking Plan: Empowering Communities and Co-Creating an Ecosystem of Technology for Good The XPENG Foundation Partners with the China-SAE to Advance Youth Automotive Science Education and Creative Incubation New Energy Vehicle Teenagers Science Popularization Forum Science Education Comic XPENG and the Beijing Auto Museum Explore Cross-Sector Cooperation in Youth Science Education XPENG Intelligent Chassis, AEROHT X2 Flying Car Model, and IRON Robot on Display in the 3rd-Floor Future Zone of the Beijing Auto Museum

105 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG is committed to promoting equitable and independent mobility for every member of society through inclusive technological innovation. Advancing accessibility is not only a fulfillment of our corporate social responsibility, but also a necessary step shaping the future of mobility. In 2025, we took concrete actions to deeply understand the real needs of people with disabilities, striving to extend the warmth of technological innovation to every corner of society. In July 2025, the XPENG Foundation partnered with the Guangzhou Hemu Disability Innovation Center to co-host an inclusive charity event titled “Embracing Our Diverse Community With Love.” The event brought together 20 XPENG car owners and employee volunteers, along with 10 participants with disabilities. Through firsthand experiences using mobility assistive devices and engaging in open dialogues, participants gained deeper insight into the real-world challenges faced in accessible transportation. Together, they explored how technology can be used to innovate mobility solutions and actively contribute to building a more inclusive society. In 2025, the XPENG Foundation successfully hosted the Fourth Annual Action Month under the theme of “Spark.” The campaign focused on three core pillars, including Planet, Intelligence, and Community, and featured a series of volunteer initiatives for employees and car owners. Activities included visits to vulnerable populations, parent-child educational workshops, the “XPENG Factory Cat Adoption Fair,” and wetland conservation visits. Throughout the month, a total of 11 public welfare activities were organized or supported, with the participation of more than 60 employee volunteers, directly benefiting over 2,000 individuals in 8 cities, including Beijing, Shanghai and Guangzhou. Meanwhile, the XPENG Foundation continued to integrate public welfare with business innovation. Dedicated public welfare labels were introduced for the XPENG X9 and MONA models, transforming every journey into a vehicle for kindness. XPENG’s overseas teams also actively carried out localized public welfare initiatives, promoting the global dissemination of charity. Accessibility Advocacy: Technology for More Inclusive Mobility Promoting “Public Welfare for All”: Uniting Diverse Forces to Spread Warmth Weiguang Program “Enterprise for Good,” Technology for Inclusive Mobility Volunteers Participating in the Event

106 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT The XPENG Foundation launched a micro-action initiative titled “You Share Cat Moments, We Donate Pet Food,” encouraging employees to contribute pet photos in exchange for pet food donations to support stray animal rescue efforts. The initiative collected over 370 adorable pet photos and 154 proposals advocating for animal-friendly community development. Building on this engagement, XPENG organized the “MONA Fluffy” Charity Exhibition, successfully raising more than 1,800 kilograms of pet food for local shelters to care for stray cats and dogs. The exhibition attracted active participation from MONA owners, many of whom voluntarily shared their personal stories. This initiative significantly expanded the influence of our public welfare action and deepened the emotional resonance across a wider audience. The XPENG Foundation, along with the Dinghe Social Work Services, coordinated volunteers from the car owner community in the Greater Bay Area to visit the homeless. This activity demonstrated our commitment to community care and delivered sustained humanistic support. The XPENG Foundation, in collaboration with the Bixin Charity, launched the “Wishes Come True” New Year Wish Fulfillment Campaign themed “Wishes Come True.” A total of 42 New Year wish gifts selected by XPENG employees were delivered to children in the leukemia ward of the First Affiliated Hospital of Sun Yat-sen University. In addition, the XPENG employee band, “Happy Little Birds,” organized a bedside music concert in the hospital ward. In an innovative fusion of AI technology and music, the team composed and performed an original theme song titled “Where There Is Light,” inspired by the children’s wishes. The performance brought warmth, encouragement, and hope to the young patients and their families. The XPENG Foundation Visits the Homeless Visits and Supplies New Year Wish Fulfillment Campaign Themed “Wishes Come True” Bedside Concert at the Hospital Ward The XPENG Foundation Launches the “You Share Cat Moments, We Provide Pet Food” Micro-Action Initiative, and the MONA Caring Team Supports “MONA Flurry” Exhibition Scenes

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 107

Global Philanthropy: Extending Kindness Beyond Borders

XPENG extends its public welfare philosophy globally. Our overseas teams and partners have carried out diversified cross-border charitable initiatives, thus allowing the spirit of technology for good to transcend borders and demonstrating the responsibility and commitment of a Chinese enterprise.

XPENG U.S. Team Community Support Initiative

During the holiday season, the XPENG U.S. team organized a food donation activity and delivered three boxes of collected food supplies to a local charitable organization, supporting community development through tangible action.


STAFF
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Hot Cups

XPENG U.S. Team Donating Supplies



"Driving with Love," a Cross-Border Charity Journey in Denmark

In 2025, Danish brand ambassador Jaxstyle embarked on a 24-hour charity live-stream road trip in a XPENG G9, covering 2,400 kilometers. The event featured an innovative interactive donation model, that is for every DKK 100 donated by viewers, the car would travel one kilometer southward. Through this real-time, measurable philanthropic mechanism, the campaign successfully raised DKK 200,000 (approximately EUR 27,000) to support Alzheimer's research and patient care. The live broadcast attracted over 100,000 online viewers. This cross-border initiative, combining technological engagement with humanistic care, reflects XPENG's ongoing commitment to empowering everyone through technology.


Kører den nye Xpeng G6 & G9 i München! + Min nye bil!
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The "Driving with Love" Charity Journey

108 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 2.5.3 Social Recognition In 2025, the XPENG Foundationwas included in the “2025 Enterprise (Park) Climate Action Case” under the Center for Environmental Education and Communications of the Ministry of Ecology and Environment was awarded the “Annual Typical Case for Popularizing Scientific and Technological Achievements for Ecological Environment” under the Chinese Society for Environmental Sciences received Grade A Transparency Rating for Charitable Organizations in Guangzhou; ranked among 2025 Top 10 Excellent Cultural and Creative Products for Nature Education in Guangdong (the only winning automaker) with is original environmental science education product “Birds Gathering”

109 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT GOVERNANCE-Robust Governance for Sustainable Growth 3.1 Compliance Management 3.2 Risk Management 3.3 Business Ethics 3.4 Information Security AI Governance: Pursuing Safe and Reliable Co-Governance Compliance governance constitutes the cornerstone of sustainable corporate development, providing critical support for its long-term and steady growth. XPENG has strictly adhered to lawful and compliant operations, continuously enhanced its risk management and internal control systems, and upheld business ethics and anti-corruption principles in its long-standing corporate governance practices. Meanwhile, the Company has remained committed to safeguarding information security and customer privacy, laying a solid foundation for its sustained and healthy development. Highlight: Complaints received from regulators and other external agencies regarding breach of customer privacy: Total employee anti-corruption training hours: 6,277 0 70 Number of compliance awareness training sessions:

110 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT AI Governance System Full AI Lifecycle Management AI Governance: Pursuing Safe and Reliable Co-Governance In the digital era, the rapid advancement and application of artificial intelligence (AI), particularly large-scale AI models, are profoundly reshaping corporate operations, social structures, and environmental sustainability. To uphold the principle of responsible innovation and integrate AI governance into every stage of technological advancement, XPENG has established an AI security and compliance management system in accordance with applicable laws, regulations, industry standards, and ethical guidelines. This system spans the entire lifecycle of AI from research and development (R&D), testing, and deployment to usage, operation and maintenance, and decommissioning, aiming to standardize AI-related activities, protect the legitimate rights and interests of the Company and all stakeholders, promote technology for good, and advance sustainable development. These efforts have provided robust assurance for building a safe, reliable, and trustworthy AI ecosystem. To establish and implement a responsible AI governance system, XPENG has developed a clear, multi-tiered governance framework with well-defined roles and responsibilities. The Information Security and Data Compliance Committee, which serves as the highest-level decision-making and strategic guidance body, is responsible for overseeing the direction for AI security and compliance and conducting major reviews on critical issues throughout the Company. Under the committee, two dedicated working groups have been established: the Information Security Working Group and the Data Compliance Working Group. They are responsible for building technical security capabilities, providing legal and regulatory compliance support, and carrying out day-to-day supervision and enforcement. The AI Technology Committee collaborates in reviewing key management policies and work plans related to AI security and compliance across the Company. Meanwhile, functional departments such as the Public Affairs Department and the After-Sales and Online Operations Department are tasked with external communications, policy monitoring, and responses to user rights and concerns. Through this multi-tiered, cross-functional governance framework reinforced by institutionalized collaborative mechanisms, XPENG systematically embeds the core principles of safety, compliance, ethics, and transparency into every phase of the AI lifecycle. This ensures that all technological innovation remains aligned with sustainable and responsible development goals. To further strengthen its responsible AI governance system, XPENG has formulated and implemented the Administrative Measures for Artificial Intelligence Security and Compliance and the Guidelines on Labeling and Security Protection for AI-Generated and Synthetic Content. The latter outlines the regulatory requirements regarding the labeling and security safeguards for AI-generated or synthetic content and clearly defines objectives and standards that all employees must comply with in developing, designing, or applying related technologies, which ensures continuous improvement in the end-to-end management and dynamic monitoring of generated or synthetic content, safeguarding product safety, building reliability, and ensuring full compliance with relevant regulations. XPENG has deeply integrated AI governance into the full lifecycle management process of its AI models spanning the stages of “R&D—training—deployment—operation & maintenance— decommissioning,” and has established a dynamic control system. All AI models and third-party AI services must undergo an access evaluation and approval process. Key review areas include the compliance of data sources, the security capabilities of partners, and the validity of regulatory filings. The Company implements classified and tiered management of training data, while strictly enforcing requirements for data cleansing, anonymization, and secure labeling. Prior to launch, every model must pass validation of functionality, performance, and security (including adversarial testing). The Company fulfills its obligations for algorithm registration and labeling of AI-generated content. A 24/7 monitoring system is in place, supported by log retention and emergency response mechanisms. Security assessments and optimization efforts are conducted on a regular basis. A standardized decommissioning approval process has been established to ensure complete data destruction, timely user notification, and cancellation of regulatory filings in full compliance with relevant regulations. R&D and Access Training and Testing Deployment and Operations Decommissioning and Closure

111 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 1.Transparency and Accessibility: Empowering Users with Autonomous Control 2.Privacy Protection Embedded at the Core: Preventing Privacy Breaches at the Source 3.Mutual Improvement: Respecting Users’ Right to Choose User Privacy Protection Practices for AI-Powered Smart Cockpit XPENG has deeply integrated AI governance principles into the functional design of its AI-powered smart cockpit. By implementing a series of privacy protection mechanisms and user experience improvement initiatives, the Company has maintained human-centric technological innovation and promoted responsible use of AI. The Company has upheld transparency and accessibility in its privacy policies by displaying key documents, including the XPENG Privacy Policy, the Privacy Protection Statement for Smart Voice Assistant Users, the Face ID User Guide, and the XGPT-3 In-Vehicle Multimodal Large Model Privacy Policy, on prominent interfaces such as the in-vehicle central screen. This ensures that users can access these documents at any time, effectively safeguarding their right to be informed. Additionally, the vehicle settings provide centralized permission management with visual display of sensitive permissions such as microphone and camera access. Users can independently enable or disable relevant AI features, achieving effective control over their personal data. In AI smart cockpit application scenarios, the Company has embedded privacy protection at the foundational level through technical optimization, thereby preventing privacy breaches at the source. Specific measures are as follows. Face ID Login: All facial-recognition data is processed on-device for login. Encrypted facial data is stored exclusively on the vehicle terminal and never uploaded to the cloud. Multi-Passenger Privacy Shield: When multiple occupants are present, the central screen automatically hides notifications from third-party applications. Smart Voice Assistant: Audio is recorded only after the user’s wake-word activation. In standby mode, no voice data is transmitted to the cloud. Intelligent Driving Assistance: When uploading external camera footage for safety-event analysis, faces and license plates in the footage are anonymized in real-time prior to transmission. To continuously optimize AI service quality, the Company has launched a User Experience Improvement Program where users can voluntarily choose whether to participate. Voice data contributed by participants is desensitized and used solely for model optimization. Non-participation does not affect any vehicle functionality. Users may withdraw from the program at any time. This approach fully respects users’ right to choose.

112 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Innovation Empowerment and Responsible Practice XPENG AI Campus Science Education Program In 2025, the Company has adopted “Internal AI Empowerment” as its core strategy, fully initiating a profound transformation from traditional models to intelligent-driven operations, which has laid a solid foundation for building an AI-powered enterprise. We have developed a dual-driven model of “knowledge dissemination” and “practical application.” Through 11 AI fundamental knowledge sharing sessions in 2025, we have promoted ideological enlightenment and cognitive advancement among all employees, fostering an AI-native culture that embraces change. Furthermore, we propelled AI from theory to value creation by successfully implementing 9 programs themed the “AI Academy.”. By deeply embedding intelligent tools into core business workflows, we have made remarkable progress in efficiency enhancement, decision support, and innovation incubation. Building on this progress, we have extended the scope of AI empowerment from internal operations to the broader society, actively promoted innovative achievements to benefit a wider range of stakeholders, and fulfilled our commitment to sustainable development through concrete actions. We actively advocate the concept of “Technology for Good,” integrating AI technology promotion with youth science education and SDGs. The XPENG Foundation and the XPENG AI Smart Travel Team have been actively exploring AI science popularization practices. Through measures such as organizing study tours and designing interactive courses, we have transformed AI from an abstract concept into a tangible learning tool. We are committed to providing families, schools, and society with opportunities to embrace technology, understand nature, and envision the future. We seek to be not just a technology provider, but also a guide and partner for young people as they explore the world ahead. In October 2025, the XPENG Foundation visited the Cencun Primary School in Tianhe District, Guangzhou. Two volunteer employees delivered a session themed “Applications of AI Visual Interaction,” including an AI body-sensing interactive experience. Through embodied interaction, the activity sparked students’ curiosity and passion for science while infusing innovative technological vitality into education. In December 2025, the program entered the Guangzhou Tianhe Foreign Language School. Employee volunteers gave a presentation themed “The Spirit of Scientific Pursuit: Frontier Exploration and Practice in AI Technology.” They shared XPENG’s cutting-edge explorations in the field of physical AI and engaged in in-depth discussions with students on related topics. AI Campus Science Education

CONTENTS | ABOUT THIS REPORT | BOARD MESSAGE | CEO LETTER | ABOUT XPENG | XPENG GROUP'S SUSTAINABLE DEVELOPMENT | SUSTAINABILITY GOVERNANCE | ENVIRONMENTAL ASPECT | SOCIAL ASPECT | GOVERNANCE ASPECT | APPENDIX
XPENG GROUP 2025 ESG REPORT 113

AI Application Exploration and Phased Achievements

AI Scenarios	Technologies	Corresponding Chapters
R&D	AI Large Model for Autonomous Driving	2.1.1 Innovation and R&D
	AI Prediction & Simulation	2.1.1 Innovation and R&D
	IRON AI (High-Level "Big Brain-Small Brain" Autonomous Decision-Making)	2.1.1 Innovation and R&D
	AI for Advanced Intelligent Driving	2.1.2 Product Series
	AI-Powered Smart Cockpit & Interaction	2.1.2 Product Series
	AI Battery Monitoring & Early-Warning Algorithm	2.2.1 Customer Rights and Interest Protection/ Product Safety
Production	AI for Data Annotation Automation, Indicator Analysis & Vehicle Self-Diagnostics	2.1.3 Product Safety
	AI for Safety Culture Promotion	2.3.4 Work Safety
	AI for Hazard Identification	2.3.4 Work Safety
	AI Supplier Hazard Prevention System	2.4.2 Supplier Management
Office	IRON AI for Smart Office Facilities Adjustment	1.2.5 Green Office
Sales	A AI for Monitoring & Automated Quality Inspection	2.2.1 Customer Rights and Interest Protection

Future Outlook

In recent years, the research and application of AI have advanced at an unprecedented pace, reshaping human life in ways that are both profound and irreversible. How to use AI for good has become a topic of universal concern for scholars, enterprises, and the public. The healthy development of AI relies not only on technological progress and industry self-discipline but also requires a foundation of broad social awareness and ethical consensus.

Moving forward, while continuing to deepen its core business in smart mobility and practicing responsible AI governance within its products and services, XPENG will remain committed to the concept of "Technology for Good". The Company **will promote AI ethics advocacy and AI literacy** education and work together with stakeholders across society to build a trustworthy, inclusive, and sustainable AI-powered future. We strive to ensure that technological advancement consistently serves the pursuit of a better life and the long-term well-being of society.

Based on the Weiguang Program and other initiatives, we will focus on the following actions.

AI Ethics Advocacy:

We will collaborate with universities and research institutions to support discussions and case studies on AI ethical principles, while fostering industry consensus and social dialogue to promote responsible AI.

AI Literacy Education:

We will design and promote systematic AI general education and ethics courses, workshops, and popular science resources for youth, educators, and the public. Through public welfare classrooms, community, and public space science popularization activities, we aim to lower the threshold for technology understanding and cultivate digital citizens with critical thinking and responsible usage awareness.

Empowering Innovation Partners:

We will continue to identify and fund public welfare projects and organizations that demonstrate clear actions and innovative potential in the field of AI for good. By building a collaborative ecosystem, we will engage in in-depth practice in areas such as AI ethics, science education, and accessibility advocacy to amplify the social impact of technology-driven philanthropy.

114 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT    3.1.1 Corporate Governance Framework XPENG strictly adheres to the Company Law of the People’s Republic of China, the New York Stock Exchange Listed Company Manual, the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, and other relevant laws, regulations, and guidelines. We continuously refine our corporate governance system and establish a clear, responsible, and inclusive governance framework , with the aim of enhancing scientific decision-making and ensuring efficiency and compliance in corporate governance. A sound governance framework is an essential cornerstone for supporting sustainable corporate development and effective risk management. The General Meeting of Shareholders, as the highest authority, exercises final decision-making rights on material matters including business policies, financing, investment, and profit distribution in accordance with relevant laws, regulations, and the Company’s Articles of Association. The Board of Directors is accountable to the General Meeting of Shareholders and fully performs its responsibilities for supervision and management. It is responsible for overseeing the Company’s overall strategies and business operations, approving business plans and investment proposals, and guiding the management in improving the institutional framework, optimizing decision-making processes, standardizing operating procedures and strengthening internal control. With these efforts, we aim to build a modern governance system and continuously enhance decision-making quality and execution efficiency. The Board has established 4 specialized committees, including the Audit Committee, the Renumeration Committee, the Nomination Committee and the Corporate Governance Committee, each of which is chaired by an independent director and has clearly defined functions to jointly promote the Company’s long-term and stable development. 3.1.2 Compliance Operations XPENG upholds the principle of integrity in its business operations, complies with the laws and regulations of the countries and regions in which it operates, and continuously improves its compliance and legal risk prevention systems by referencing international standards and relevant initiatives. The Company is committed to fostering a stable and transparent operating environment that supports rapid business growth while ensuring the compliance and sustainability of its operations. Compliance Training To systematically advance the process of risk identification and assessment and continuously enhance the compliance awareness and capabilities among all employees, the Company has developed multi-level specialized training tailored to the actual needs of various business departments, different positions and relevant personnel. The training has covered topics such as intellectual property protection, customer privacy protection, information security, and the latest developments in laws and regulations. Number of compliance awareness training sessions: XPENG Governance Framework General Meeting of Shareholders ESG Steering Committee Board of Directors Audit Committee Renumeration Committee Nomination Committee Corporate Governance Committee Sales Service Legal Compliance Internal Control Capital Markets and Investment Product R&D Manufacturing and Production Finance Supply Chain Brand Publicity Technology Information Human Resources Administrative Management 3.1 Compliance Management 70

115 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 3.1.4 Responsibilities of the Board The Board regularly reviews the effectiveness of the Company’s internal control system in compliance with relevant listing rules and requirements and applicable laws and regulations to safeguard shareholders’ rights and interests. The senior management team is fully responsible for day-to-day operations, including executing Board resolutions, formulating annual business and investment plans, improving the corporate system, and fulfilling other duties assigned by the Articles of Association or the Board. To ensure standardized operations, the Company has established an integrated framework of strategies, policies and processes covering key areas such as R&D, procurement, manufacturing, sales, human resources and finance. Independence of the Board As of the reporting date, the Board comprised four independent non-executive directors, representing 66.7% of the Board membership. The Company complies with the independence requirements of the Listing Rules of the Hong Kong Stock Exchange!and the U.S. Securities and Exchange Commission (SEC) regulations. In accordance with Rule 3.13 of the Hong Kong Listing Rules, each independent non-executive director is required to confirm their independence annually by responding to an independence confirmation letter after the fiscal year-end. The independence confirmation status is disclosed in the annual report. In 2025, the Company convened 4 Board meetings, with a 100% attendance rate among all directors. Board Diversity The Company places high emphasis on the diverse composition of its Board and has formulated the Board Diversity Policy. When nominating and appointing Board members, the Company fully considers diversity across dimensions such as gender, age, cultural and educational background, and industry experience, to meet tdiverse skills and experience required for business development. As of the end of the reporting period, the Board consists of 1 female director. Board members bring industry experience spanning internet technology and services, intelligent vehicle R&D and manufacturing, and strategic investment. Among them, 2 independent non-executive directors have working experience in internet and e-commerce, 1 independent non-executive director and one non-executive director have expertise in technology and information security, and 2 independent non-executive directors and one non-executive director have extensive experience in risk management. The Company will continue to evaluate and optimize the Board diversity to further enhance governance standards. Director Remuneration Management Remuneration for directors and senior management includes director’s emoluments, base salary, housing provident fund, allowances, in-kind benefits, employer contributions to retirement benefit plans, and discretionary bonuses. As a long-term incentive, the Company has implemented the 2019 Equity Incentive Plan and the 2025 Share Incentive Scheme (for more details, please refer to the annual report). To ensure the fairness and effectiveness of the equity incentive plan, a clawback mechanism has been incorporated. If a grantee’s position or employment with the Company is terminated for Cause, all vested or unvested restricted stock units under their name will be canceled. This mechanism helps maintain the effectiveness of the incentive plan and supports robust and sustainable corporate governance. XPENG strictly complies with regulations applicable to listed companies and upholds the principle of fair treatment to all shareholders. The Company has established a robust internal control system to effectively prevent insider trading and conflicts of interest. In June 2025, XPENG convened its annual General Meeting of Shareholders. In addition to the routine review and approval of its annual financial statements, the re-election of directors and other matters, the 2025 Equity Incentive Plan was also approved, enabling shareholders to directly participate in major corporate decisions. The Company has continuously strengthened investor relations management by regularly releasing financial reports and business updates and organizing investor communication events. The Company has also established a dedicated investor relations website to release company news, financial data, and other relevant information, with a dedicated feedback mail set up to actively collect shareholder opinions. These efforts ensure timely and accurate information disclosure, thereby helping investors gain a comprehensive understanding of the Company’s operations and performance. 3.1.3 Investor Rights

116 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Furthermore, the Company has developed a long-term financial model to predict potential future financial situations. We also conduct sensitivity tests on major business, market and financial assumptions/risks to analyze their impact on the Company’s operations. Key variables tested include (but are not limited to) product sales volume, raw material costs, number of stores and charging stations, risk-free interest rates, loan interest rates, exchange rate fluctuations, industry competition, and talent market competition. 3.2.1 Risk Identification Based on its continuous insights into industry trends, policy directions and market dynamics, XPENG conducts systematic risk identification on an annual basis. In 2025, the Company identified major risks such as R&D risk, market competition risk and capital risk based on national policies and market environment changes, its own operations and the concerns of various stakeholders. For all material financial and business areas, the Company conducted scenario analysis, sensitivity analysis, and stress tests to assess the potential financial and business impacts under general, most unfavorable and best-case scenarios, and formulated corresponding risk prevention and control measures as well as alternative plans accordingly. The Company has established timely warning and early warning mechanisms for internal and external risks, and regularly reviews and optimizes its risk management models and internal control procedures. Additionally, XPENG conducts risk analysis on a project basis, regularly identifying relevant risks in line with dynamic changes in strategic objectives and operating conditions. XPENG has established a corporate-level risk management system and related policies to comprehensively manage operational risks by refer to the internal control framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes- Oxley Act Section 404. The Company follows a closed-loop process of “risk identification, assessment, response, problem-solving, debriefing review, and follow-up control” to systematically manage various types of risks. To ensure the effective implementation of risk management measures, the Company has established financial incentives linked to risk management indicators for key positions, including senior executives and direct managers. Based on internal audit findings, we hold individuals accountable for any failure in fulfilling their duties and urge them to rectify the issue promptly, thereby continuously improving risk control mechanisms. 3.2 Risk Management

117 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 3.2.2 Risk Management and Monitoring XPENG continuously strengthens its risk control mechanisms and highly values the effective operation of the risk management and internal control system. The Board is responsible for establishing and maintaining a sound and effective risk management and internal control system. The Audit Committee, on behalf of the Board, conducts quarterly reviews of the development, implementation, and supervision of risk management and internal control systems and evaluates their effectiveness annually. The Company conducts internal control management audits and special audits on a quarterly basis, covering all business areas such as sales, supply chain management, and R&D. Special audits are also performed for business departments with higher risk levels. Audit plans are formulated based on business risk assessments and relevant whistleblower reports. For all risks and control deficiencies identified in the audits, we implement rectification measures and track their completion to ensure the continuous and effective operation of the internal risk management system. Additionally, the Company conducts annual SOX external audits by referencing external frameworks such as the COSO’s Internal Control—Integrated Framework and the Hong Kong Stock Exchange’s Corporate Governance Code. Both internal and external assessments of control effectiveness are performed. In 2025, the Company achieved 100% coverage of business audits. To ensure the effective implementation of the risk management and internal control systems, XPENG has, in light of its practical operations, established a “Three Lines of Defense” model for internal control. In 2025, the Company conducted systematic risk interviews with the heads of all first-tier centers and updated and refined the 2026 risk map accordingly. At the same time, the Company continued to carry out various thematic training programs on risk management. The Internal Audit Department organized dedicated internal control training for new externally recruited employees. These efforts aim to continuously enhance employees’ compliance awareness and risk response capabilities. The first line of defense is mainly composed of the Company’s business and functional departments in charge of daily operations and management. These departments design and implement relevant control measures to address business risks. The second line of defense involves departments such as internal control, legal affairs, and quality. These departments assist the first line of defense in establishing and improving the risk management and internal control systems, as well as ensuring its effectiveness. The third line of defense is mainly composed of the audit team and

118 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG has established a systematic management mechanism for business ethics and compliant operations. The Company strictly complies with relevant laws and regulations such as the Anti-Money Laundering Law of the People’s Republic of China, the Supervision Law of the People’s Republic of China, and the Anti-Unfair Competition Law of the People’s Republic of China. We have built a comprehensive internal policy framework comprising the Employee Code of Conduct, the Rules and Regulations on Employee Code of Integrity, the Administrative Measures of Conflict of Interests, and the Regulations on Reporting Investigation, so as to clearly define our anti-corruption policies and standards of business conduct. The Company undertakes a zero-tolerance approach to any form of bribery, corruption or improper transfer of benefits, and has established clear control measures and procedures for handling violations. To ensure the legality, transparency, and integrity of business activities, XPENG not only incorporates employee compliance performance into its internal performance appraisal system, but also conducts regular business ethics audits. In terms of supply chain and partner management, the Company includes integrity statements and confidentiality clauses in all cooperation documents. The Company also requires suppliers to sign an Integrity Commitment Letter upon their bid submission and clearly specifies integrity clauses in master contracts. In 2025, 100% of our suppliers signed the Integrity Commitment Letter. In addition, the Company continuously evaluates and promotes partners’ performance in areas such as business ethics compliance, anti-corruption, and information security through the Supplier Sustainability Questionnaire. XPENG has established a supervision mechanism involving both the Audit Committee and the Compliance Committee to continuously improve the whistleblowing and reporting system. The Company has also reinforced integrity awareness and whistleblowing channel recognition among all employees and stakeholders through diversified training and advocacy initiatives. The Company is committed to fostering an honest and transparent business environment, thereby laying a solid foundation for its sustainable operation . 3.3 Business Ethics

119 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Misconduct Reporting To continuously improve its misconduct reporting system, XPENG systematically update to the Regulations on Reporting Investigation in 2025. By adding submission, case investigation, personnel handling, and rectification recommendation management, the Company further standardized the investigation process. In the same year, the Company formulated and implemented the Administrative Measures for Anti-Fraud Whistleblowing Rewards, with the aim of encouraging internal and external personnel to actively participate in misconduct oversight, protecting whistleblowers’ lawful rights and interests, and granting appropriate rewards to contributors who provide effective submissions. To ensure that employees are aware of the relevant internal policies, reporting channels and procedures, the Company regularly organizes dedicated training sessions and conducts ongoing company-wide education via email and other means. XPENG has provided available multiple misconduct reporting channels, including email (report_xp@xiaopeng.com), hotline and WeChat, all of which are published on its official website to allow customers, suppliers, media, investors and all employees to report or leave complaints. The Company encourages real-name reporting while fully safeguarding the option of anonymous reporting. We will launch an immediate probe into any submissions that are deemed worthy of investigation. Upon receiving a report, the investigation team of the Internal Control Department assigns dedicated personnel to ensure that suspected fraud incidents are investigated in a timely and thorough manner. A final investigation report will be submitted to the chairman of the Board of Directors for review and decision-making. The Company strictly enforces a whistleblower confidentiality policy, ensuring that only personnel in charge of reported cases can access relevant information. The lead investigator is responsible for contacting the whistleblower to safeguard information security. Retaliation in any form is explicitly prohibited, and the legitimate rights and interests of whistleblowers are strictly protected. If a report meets the reward criteria, the lead investigator will disburse the reward through designated secure accounts such as “Integrity at XPENG”, from which the funds are transferred directly to the whistleblower. Detailed records of all reward payments will be retained and filed to ensure the traceability and compliance of the entire process. In 2025, the Company received 35 reports of internal misconduct. One bribery case was referred to judicial authorities, and all cases requiring internal resolution had been properly concluded. Over the past four fiscal years, the Company has not incurred any fines or settlements related to anti-competitive practices.

120 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S
SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT In 2025, the Company conducted dedicated training and online publicity on reporting channels in accordance with the newly issued Administrative Measures for Anti-Fraud Whistleblowing Rewards. Specialized anti-corruption training was provided to regular employees, interns, and other personnel. The training content covered interpretation of the Company’s integrity and compliance system, briefing on typical corruption cases, explanations of laws and regulations related to job-related crimes, analysis of the harms caused by corrupt behavior, as well as guidance on reporting precautions and channels. Through these initiatives, related training and promotional activities have been organized for over 2,000 participants in key positions and management. Through the online learning platform, the Company ensured broad accessibility and continuous learning, effectively strengthening all employees’ compliance awareness and commitment to integrity. XPENG Launches Dedicated Training on Reporting Channels Anti-Corruption Training Total employee anti-corruption training hours Anti-corruption training sessions: Number of employees participating in anti-corruption training : Number of Board Directors participating in anti-corruption training: 6,277 13,316 3 19 Integrity Education XPENG consistently fosters compliance awareness among all stakeholders through diverse initiatives, including integrity education, value promotion, and training on the code of conduct and relevant laws and regulations. In 2025, the Company updated the Employee Code of Conduct, further clarifying requirements related to integrity, conflicts of interest, business hospitality, and the acceptance or giving of gifts. The Company places high emphasis on promoting its core values of integrity. When new employees are hired, both regular employees and interns are required to participate in code of conduct training to ensure a clear understanding of the Company’s values and code of conduct. In addition, the Company and each business department will organize regular or irregular training on the code of conduct to continuously strengthen the compliance and integrity awareness of all employees. In 2025, the Company achieved a 100% coverage rate for business ethics 3.4.1 Information Security and Data Compliance Information Security Certification XPENG has established an Information Security and Data Compliance Committee, chaired by the Vice Chairman, with Vice Presidents from relevant business lines serving as core committee members. Under the Committee, an Information Security Working Group and a Data Compliance Working Group collaborate closely to ensure effective implementation of relevant tasks. The two groups are responsible for promptly responding to and handling various emergency incidents, continuously monitoring and assessing the security status of critical business systems, and making every effort to prevent data breach risks. In addition, the Company has integrated information security into the employee performance evaluation system. By using the OKR (Objectives-and-Key-Results) model, we directly link assessment outcomes to annual performance, thereby strengthening the security responsibility awareness of all employees. We conduct regular reviews of management systems and policies related to information security, data compliance, and privacy protection. An annual audit covering all corporate operations will be conducted each year, embedding privacy protection into every aspect of business activities. In 2025, the Company completed the annual audit for ISO 27001 and ISO 27701, covering areas including information security management and privacy protection systems. Additionally, the Company obtained certification for both the E4 R155 for overseas markets and the GB 44495 Vehicle Information Security Technical Requirements in China. In 2025, the Company obtained Recertification of the ISO 27001 Information Security Management System Recertification of the ISO 27701 Privacy Information Management System GB 44495 Information Security System Certification (China) Cybersecurity Classification Protection (MLPS 2.0) Level-3 filing and assessment for critical information systems Recertification of the UN-R155 Vehicle Cybersecurity Management System XPENG places the utmost importance on information security, data compliance, and the protection of customer privacy. In addition to establishing a clear governance structure, the Company is devoted to building and improving a comprehensive, end-to-end management system for information security, data compliance and privacy protection that spans all business lines and processes. These efforts ensure that data and customer privacy are fully and effectively safeguarded. The Company strictly complies with relevant laws and regulations, including the Cybersecurity Law of the People’s Republic of China, the Data Security Law of the People’s Republic of China, and the Personal Information Protection Law of the People’s Republic of China. We have formulated and published policy documents applicable to all employees and customers, such as the XPENG Privacy Policy and the XPENG Network Platform Privacy Policy. By relying on the development of an information security and data compliance management system, we continue to refine and upgrade customer privacy protection mechanisms. In 2025, the Company revised and updated systems including the Information Security and Data Compliance Management Charter to strengthen the standardized management of the Company’s information security.

121 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 3.4.1 Information Security and Data Compliance Information Security Certification XPENG has established an Information Security and Data Compliance Committee, chaired by the Vice Chairman, with Vice Presidents from relevant business lines serving as core committee members. Under the Committee, an Information Security Working Group and a Data Compliance Working Group collaborate closely to ensure effective implementation of relevant tasks. The two groups are responsible for promptly responding to and handling various emergency incidents, continuously monitoring and assessing the security status of critical business systems, and making every effort to prevent data breach risks. In addition, the Company has integrated information security into the employee performance evaluation system. By using the OKR (Objectives-and-Key-Results) model, we directly link assessment outcomes to annual performance, thereby strengthening the security responsibility awareness of all employees. We conduct regular reviews of management systems and policies related to information security, data compliance, and privacy protection. An annual audit covering all corporate operations will be conducted each year, embedding privacy protection into every aspect of business activities. In 2025, the Company completed the annual audit for ISO 27001 and ISO 27701, covering areas including information security management and privacy protection systems. Additionally, the Company obtained certification for both the E4 R155 for overseas markets and the GB 44495 Vehicle Information Security Technical Requirements in China. In 2025, the Company obtained Recertification of the ISO 27001 Information Security Management System Recertification of the ISO 27701 Privacy Information Management System GB 44495 Information Security System Certification (China) Cybersecurity Classification Protection (MLPS 2.0) Level-3 filing and assessment for critical information systems Recertification of the UN-R155 Vehicle Cybersecurity Management System XPENG places the utmost importance on information security, data compliance, and the protection of customer privacy. In addition to establishing a clear governance structure, the Company is devoted to building and improving a comprehensive, end-to-end management system for information security, data compliance and privacy protection that spans all business lines and processes. These efforts ensure that data and customer privacy are fully and effectively safeguarded. The Company strictly complies with relevant laws and regulations, including the Cybersecurity Law of the People’s Republic of China, the Data Security Law of the People’s Republic of China, and the Personal Information Protection Law of the People’s Republic of China. We have formulated and published policy documents applicable to all employees and customers, such as the XPENG Privacy Policy and the XPENG Network Platform Privacy Policy. By relying on the development of an information security and data compliance management system, we continue to refine and upgrade customer privacy protection mechanisms. In 2025, the Company revised and updated systems including the Information Security and Data Compliance Management Charter to strengthen the standardized management of the Company’s information security. 3.4 Information Security

122 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT We have integrated the principle of privacy protection into the Company’s product development and system architecture while advancing the concept and practice of “Privacy by Design”. We also conduct a Data Protection Impact Assessment (DPIA) as required. Through identifying and mitigating privacy risks before data processing, we have also launched the General Data Protection Regulation (GDPR) Compliance Program and released the XPENG White Paper on GDPR Following the principles of legality, legitimacy, and necessity, we explain to users the methods of collection, use, retention, and protection of all personal information through documents such as privacy policies, product/ function descriptions, and service scenario guidelines. Before users register and use relevant product functions and/or service scenarios, we will clearly inform and allow users to choose whether their data is collected, used, retained, and processed We collect customer information mainly according to the purpose of product functions and/or service scenarios. Due to the large number of models and their product functions/service scenarios, the personal information that we collect and process may vary depending on different models, software versions or specific functions/service content. The actual situation of functions/services used by customers shall prevail, and users are notified mainly through privacy policies and voice warnings In 2025, the Company used customer data in accordance with publicly disclosed documents such as the privacy policy and did not collect customer data for any other purposes We comply with statutory requirements regarding where, how and for how long personal information shall be stored, and take appropriate encryption, de-identification and other technical measures for the storage of information The internal use of data is subject to the minimum necessary rule, and must go through our security compliance review process to prevent risks associated with outbound data transfer and protect personal information rights 3.4.2 Customer Privacy Protection Mechanisms Privacy Risk Screening Information archiving and deletion Information Security Training Emergency Response Third-party Liability Customers’ personal information shall only be retained within the period necessary to achieve the purpose stated in product functions and/or service scenarios and the period required by laws and regulations, unless otherwise stipulated by laws and regulations or authorized by the personal information entities. After the above storage period is exceeded, we will delete or anonymize the personal information of our customers We have formulated the Information Security and Privacy Incident Management Measures and the Data Security Incident Emergency Plan. We have effectively mitigated the risk of customer interest damage arising from business continuity disruptions through emergency response mechanisms, emergency drills, and other means. In 2025, an information security drill focused on personal information leakage was conducted. All departments responded swiftly and collaborated effectively, successfully handling the simulated incident The Company conducts annual audits including SOX compliance audits for listing, ISO 27001 & ISO 27701 certifications, GDPR compliance reviews, European WP29 compliance audits, and national cybersecurity classification protection assessments. Upon each system update, we will conduct third-party vulnerability analysis, including simulated hacker attacks, to enhance information security management and protection capabilities All third-party cooperation is subject to relevant processes and approvals with the signing of a confidentiality agreement that defines confidential information, confidentiality obligations, and liabilities for breaches of the agreement We are devoted to enhancing the awareness of information security and privacy compliance by conducting regular privacy protection training for all employees and establishing open feedback channels We conduct online examinations throughout the Company, distribute training materials via email to the all employees, organize offline promotional events, and promote awareness in the workplace through TV broadcasts and posters, which have yielded the desired training outcomes We have developed an internal reporting mechanism that provides all employees with a secure, confidential, and accessible channel to report any potential incidents, vulnerabilities, or suspicious activities related to information security, data privacy, or vehicle safety Data Collection Procedures Information Storage Security

123 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT XPENG Information Security Day We have explicitly incorporated a zero-tolerance policy for unauthorized disclosures into the Rules and Regulations on the Employee Code of Conduct. The Company actively manages and monitors employees’ day-to-day information security behaviors by establishing a three-tiered response system for any leakage incidents. All employees will receive regular email reminders and notifications through the blacklist of the Sunshine Integrity Alliance. In 2025, XPENG organized the Information Security Day for all employees through multiple formats and in different locations. The event featured a variety of activities and games covering topics such as office information security and key points of data confidentiality, promoting a culture of information security and privacy protection among the staff. XPENG 2025 Information Security Themed Activities in China and Beyond Number of information security breaches or other network security incidents: Over the past five years, 0 Fines paid due to information security breaches or other network security incidents: CNY 0 Number of data breaches: Number of customers and employees affected by company data breach: 0 Complaints received from regulators and other external agencies regarding breach of customer privacy: 0 0

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XPENG GROUP 2025 ESG REPORT 124

Appendix

Key Performance Indicators

Economic Performance Indicators

Key indicators	Unit	2023	2024	2025
Total revenues	CNY (million)	30,676.1	40,866.3	76,719.7
Gross margin	%	1.5	14.3	18.9
Total deliveries of vehicles	Unit	141,601	190,068	429,445
Added authorized patents	Item	727	574	516

Environmental Performance Indicators[7]

Key indicators	Unit	2023	2024	2025
Nitrogen oxide emissions[8]	Tonne	3.8	11.9	23.8
Sulfur dioxide emissions	Tonne	0.4	2.7	4.4
Particulate matter emissions	Tonne	15.0	6.9	18.8
VOCs in exhaust gas	Tonne	7.8	18.1	23.8
Total discharge of industrial wastewater[9]	Tonne	175,454	413,442	967,558
COD in industrial wastewater	Tonne	5.6	21.5	45.2
BOD in industrial wastewater	Tonne	2.0	6.2	23.6
Nitrogen ammonia in industrial wastewater	Tonne	0.9	3.0	6.0
Total nitrogen in industrial wastewater	Tonne	2.8	4.1	12.5
Total GHG emissions[10]	Tonne of CO_2	162,742	6,091,947	10,288,670
GHG emission density	Tonne of CO_2/ CNY(1,000)	0.005	0.149	0.134
GHG emissions (Scope 1)[11]	Tonne of CO_2	27,043	27,873	51,128
GHG emissions (Scope 2)[12]	Tonne of CO_2	130,208	137,060	139,322
GHG emissions (Scope 3)[13]	Tonne of CO_2	5,491	5,927,014[14]	10,098,220
Scope 3-Category 1 Purchased goods and services & Category 4 Upstream transportation and distribution	Tonne of CO_2	2,283,251	3,233,251	5,167,952
Scope 3-Category 6 Business travel	Tonne of CO_2	4,203	4,825	8,761
Scope 3-Category 7 Employee commuting	Tonne of CO_2	/	8,983	11,626
Scope 3-Category 11 Use of sold products	Tonne of CO_2	/	2,679,955	4,909,881

7.The environmental data collected for the purpose of this report covers the XPENG headquarters, Zhaoqing Plant, the Guangzhou North District Plant, and the Guangzhou South District Plant, the Component Plant, and self-operated XPENG stores in several locations. In 2025, due to an increase in the Company's overall production volume and the operation of new manufacturing plants, emissions of certain pollutants and consumption of energy and water resources increased accordingly. The relevant details are outlined below.

8.The emissions of nitrogen oxides, sulfur dioxides, and particulate matter are all derived from direct emissions during the plant's manufacturing process.

10.Greenhouse gases include carbon dioxide, nitrous oxide, methane, sulphur hexafluoride, nitrogen trifluoride, hydrofluorocarbons and perfluorocarbons, which are the seven greenhouse gases listed in the *Kyoto Protocol*.

11.GHG emissions (Scope 1) are derived from direct GHG emissions of equipment within the operating locations. Emission factors are based on the *Technical Specification for the Accounting of Lifecycle Carbon Emissions of Passenger Vehicles*.

12.GHG emissions (Scope 2) are mainly derived from indirect GHG emissions generated by purchased electricity, steam, cooling power and heat consumed during operation/production. The calculation method follows the *Implementation Guidance for Climate Disclosures under HKEx ESG reporting framework*, and the electricity emission factor is selected from the average emission coefficient of the national grid. Due to the increase in production in 2025, this led to an increase in purchased energy, which in turn led to an increase in Scope 2 emissions.

13.GHG emissions (Scope 3) include Category 1 (Purchased goods and services), Category 4 (Upstream transportation and distribution), Category 6 (Business travel), Category 7 (Employee commuting) and Category 11 (Use of sold products). Emission coefficients are derived from the China Products Carbon Footprint Factors Database and the *Technical Specification for the Accounting of Lifecycle Carbon Emissions of Passenger Vehicles*. Due to the increase in production in 2025, this led to an increase in Scope 3 emissions.

14.Historical GHG emissions (Scope 3) covered only models that had undergone carbon inventory. To ensure the consistency of the statistical scope in 2025, the Scope 3 emission data in 2024 was adjusted to cover all models.

125 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Key indicators Total waste generated Hazardous waste generated15 Hazardous waste density Non-hazardous waste density General industrial solid waste generated16 Domestic waste generated in office area17 Total energy consumption18 2025 5,091 6,026 935 6.6×10-5 44,686 1.2×10-5 100% 935 542,721 Total cost of energy consumption 310 Unit Tonne of CO Tonne of CO/ CNY(1,000) % MWh 2023 9,896 1,051 3.4×10-5 8,845 0.0003 11,069 29.2% 1,000 217,247 153 2024 4,221 2,149 2,072 0.00005 5.3×10-5 21,310 100% 2,072 330,267 220 Key indicators Energy consumption intensity Direct energy consumption Diesel consumption LNG consumption Photovoltaic power consumption Indirect energy consumption19 Power consumption Thermal consumption Total water consumption20 Unit MWh/ CNY (1,000) MWh MWh MWh MWh MWh MWh MWh MWh m 2023 0.007 59,832 Barely used 43.5 35,792 23,996 157,415 157,415 982,063 2024 99,951 0.008 0 80.3 74,153 25,718 226,939 222,944 3,995 1,591,047 2025 221,055 0.007 0 54.9 147,726 73,274 321,666 317,135 4,531 2,238,108 General industrial solid waste recycled 15.Hazardous waste is defined in accordance with the National Catalogue of Hazardous Wastes (2021 Edition) published by the Ministry of Ecology and Environment of the People’s Republic of China. The increase in hazardous waste generation in 2025 was primarily due to: (1) the increase in production and commissioning of new plants; (2) batch replacement cycle of certain materials. 16.Since 2024, the recycling volume has been included in the disclosure scope. From 2024 to 2025, all manufacturing plants achieved full recycling and reuse of general industrial solid waste such as industrial scrap steel plates and waste cardboard, resulting in an actual discharge of 0 tons of general industrial solid waste. 17.In 2024, the statistical scope of office and domestic waste covered the headquarters and R&D sector. In 2025, only headquarters data was counted, as specific R&D centers (the R&D sector in 2024) generated no such waste due to business adjustments. 18.Energy consumption is calculated with reference to the General Rules for the Calculation of Comprehensive Energy Consumption. In 2025, the increased production resulted in an increase in energy consumption. 19.In 2025, our purchased electricity included 28,024 MWh of purchased green electricity certificate. 20.In 2025, total water consumption increased due to the increase in production and commissioning of new plants. CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 126    Key indicators Total water consumption intensity Municipal water consumption Recycled water consumption Package material consumption for whole vehicle manufacturing21 2024 1,257,446 0.04 333,601 1,053 2.6×10-5 2025 1,965,340 0.03 272,768 3, Tonne/CNY (1,000) 2023 0.03 174,111 740 2.4×10 Social Performance Indicators Key indicators Total number of employees (full-time) Number of part-time employees and interns Number of new employees Number of employees with disabilities Employee structure Percentage of employees by gender Male Female Undisclosed Percentage of employees by employee category Senior management Middle management Primary-level employees Percentage of employees by age 29 years old and below 30-49 years old 50 years old and above Undisclosed % % % % % 2023 13,550 817 3,795 185 80.4 18.1 1.5 0.1 9.5 90.4 39.9 58.0 0.2 1.9 2024 15,364 2,751 5,825 102 81.4 17.1 1.5 0.1 10.0 89.9 35.9 61.8 0.2 2.1 2025 19,884 3,668 7,810 133 81.0 17.2 1.8 0.1 9.9 90.0 36.4 61.5 0.2 1.9 21.In 2025, the increased production led to an increase in packaging material usage.

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XPENG GROUP 2025 ESG REPORT 126

Key indicators	Unit	2023	2024	2025
Total water consumption intensity	m^3 /CNY (1,000)	0.03	0.04	0.03
Municipal water consumption	m^3	807,952	1,257,446	1,965,340
Recycled water consumption	m^3	174,111	333,601	272,768
Package material consumption for whole vehicle manufacturing[21]	Tonne	740	1,053	3,188
Packaging material intensity	Tonne/CNY (1,000)	2.4×10^{-5}	2.6×10^{-5}	4.2×10^{-5}

Social Performance Indicators

Key indicators	Unit	2023	2024	2025
Total number of employees (full-time)	Person	13,550	15,364	19,884
Number of part-time employees and interns	Person	817	2,751	3,668
Number of new employees	Person	3,795	5,825	7,810
Number of employees with disabilities	Person	185	102	133
Employee structure				
Percentage of employees by gender				
Male	%	80.4	81.4	81.0
Female	%	18.1	17.1	17.2
Undisclosed	%	1.5	1.5	1.8
Percentage of employees by employee category				
Senior management	%	0.1	0.1	0.1
Middle management	%	9.5	10.0	9.9
Primary-level employees	%	90.4	89.9	90.0
Percentage of employees by age				
29 years old and below	%	39.9	35.9	36.4
30-49 years old	%	58.0	61.8	61.5
50 years old and above	%	0.2	0.2	0.2
Undisclosed	%	1.9	2.1	1.9

21.In 2025, the increased production led to an increase in packaging material usage.

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Key indicators	Unit	2023	2024	2025
Percentage of employees by region				
Chinese mainland	%	97.9	97.8	97.7
Hong Kong, Macao, and Taiwan	%	0.2	0.2	0.2
Other regions	%	1.9	2.0	2.1
Employee turnover rate				
Total employee turnover rate	%	31.2	22.0	17.4
Employee turnover rate by gender				
Male	%	30.8	21.6	17.1
Female	%	33.4	23.5	19.1
Employee turnover rate by age				
29 years old and below	%	36.8	27.4	20.2
30-49 years old	%	26.8	18.4	15.7
50 years old and above	%	39.2	26.7	19.7
Employee turnover rate by region				
Chinese mainland	%	31.2	21.9	17.5
Hong Kong, Macao, and Taiwan	%	31.0	25.0	11.4
Employee training				
Percentage of employees trained	%	98.6	99.1	97.3
Average training hours	Hour	15.5	15.9	14.9

Key indicators	Unit	2023	2024	2025
Percentage of employees trained by gender				
Male	%	87.2	81.3	81.0
Female	%	12.8	17.0	19.0
Percentage of employees trained by employee category				
Senior management	%	0.3	0.1	0.6
Middle management	%	6.7	10.1	7.7
Primary-level employees	%	93	89.8	91.7
Average training hours completed by gender				
Male	Hour	15.9	16.0	15.2
Female	Hour	15.1	15.8	14.3
Average training hours completed by employee category				
Senior management	Hour	13.3	22.0	22.0
Middle management	Hour	2.6	18.5	10.0
Primary-level employees	Hour	15.4	15.4	15.8
Occupational health and safety of employees				
Number of safety accidents	Time	0	0	0
Work-induced fatalities	Person	0	0	0
Proportion of accidents involving loss of working hours (per 1 million working hours)	%	0.701	0.486	0.507
Total number of lost days due to work injuries	Day	1,043	279	622
Total hours of safety training for employees	Hour	281,025	720,672	428,494

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XPENG GROUP 2025 ESG REPORT 128

Governance Performance Indicators

Key indicators	Unit	2023	2024	2025
Number of Board Directors	Person	7	5	5
Number of female Board Directors	Person	2	1	1
Number of Board meetings	Time	7	4	4
Number of anti-corruption training sessions	Time	92	20	19
Number of anti-corruption training hours	Hour	15,880	7,780	6,277
Number of anti-corruption training participants	Person-time	16,760	27,376	13,316
Number of risk management training sessions	Time	80	44	70

Content Index

1.Aspects, General Disclosures and KPIs			Chapter
Environmental			
Aspect A1: Emissions	General Disclosure Information on: (a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.		1.2 Green Operations
	KPI A1.1	The types of emissions and respective emissions data.	1.2 Green Operations Appendix-Key Performance Indicators
	KPI A1.2	[Repealed 1 January 2025]	
	KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	1.2 Green Operations Appendix-Key Performance Indicators
	KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	1.2 Green Operations Appendix-Key Performance Indicators
	KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	1.2 Green Operations
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	1.2 Green Operations
Aspect A2: Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.		1.2 Green Operations
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in' 000s) and intensity (e.g. per unit of production volume, per facility).	1.2 Green Operations Appendix-Key Performance Indicators
	KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	1.2 Green Operations Appendix-Key Performance Indicators
	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	1.2 Green Operations
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	1.2 Green Operations
	KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	1.2 Green Operations

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1.Aspects, General Disclosures and KPIs			Chapter
Aspect A3: Environmental and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.		1.2 Green Operations
	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	1.2 Green Operations
Aspect A4: Climate Change		A4 has been repealed on January 1, 2025.	
	KPI A4.1	A4.1 has been repealed on January 1, 2025.	
B. Social			
Employment and Labor Practices			
Aspect B1: Employment	General Disclosure Information on: (a) the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.		2.3 Employee Responsibility
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	2.3 Employee Responsibility Appendix-Key Performance Indicators
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	2.3 Employee Responsibility Appendix-Key Performance Indicators

1.Aspects, General Disclosures and KPIs			Chapter
Aspect B2: Health and Safety	General Disclosure Information on: (a) the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.		2.3 Employee Responsibility
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	2.3 Employee Responsibility Appendix-Key Performance Indicators
	KPI B2.2	Lost days due to work injury.	2.3 Employee Responsibility Appendix-Key Performance Indicators
	KPI B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	2.3 Employee Responsibility
Aspect B3: Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.		2.3 Employee Responsibility
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management)	2.3 Employee Responsibility Appendix-Key Performance Indicators
	KPI B3.2	The average training hours completed per employee by gender and employee category.	2.3 Employee Responsibility Appendix-Key Performance Indicators
Aspect B4: Labor Standards	General Disclosure Information on: (a) the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.		2.3 Employee Responsibility
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labour.	2.3 Employee Responsibility
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	2.3 Employee Responsibility

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1.Aspects, General Disclosures and KPIs			Chapter
Operating Practices			
Aspect B5: Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.		2.4 Sustainable Supply Chain
	KPI B5.1	Number of suppliers by geographical region.	2.4 Sustainable Supply Chain
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	2.4 Sustainable Supply Chain
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	2.4 Sustainable Supply Chain
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	2.4 Sustainable Supply Chain
Aspect B6: Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.		2.1 Quality Products 2.2 Thoughtful Services
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	2.1 Quality Products
	KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	2.2 Thoughtful Services
	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	2.1 Quality Products

1.Aspects, General Disclosures and KPIs			Chapter
	KPI B6.4	Description of quality assurance process and recall procedures.	2.1 Quality Products
	KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	2.2 Thoughtful Services
Aspect B7: Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.		3.1 Compliance Management 3.3 Business Ethics
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	3.3 Business Ethics
	KPI B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	3.3 Business Ethics
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	3.3 Business Ethics
Community			
Aspect B8: Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.		2.5 Social Co-Creation
	KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	2.5 Social Co-Creation
	KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	2.5 Social Co-Creation

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Climate-related Disclosures	Disclosure Section
(I) Governance	
19.(a) the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities. Specifically, the issuer shall identify that body(s) or individual(s) and disclose information about:	1.1 Climate Governance- Governance
(i) how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities;	1.1 Climate Governance- Governance
(ii) how and how often the body(s) or individual(s) is informed about climate-related risks and opportunities;	1.1 Climate Governance- Governance
(iii) how the body(s) or individual(s) takes into account climate-related risks and opportunities when overseeing the issuer's strategy, its decisions on major transactions, and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities;	1.1 Climate Governance- Governance
(iv) how the body(s) or individual(s) oversees the setting of, and monitors progress towards, targets related to climate-related risks and opportunities, including whether and how related performance metrics are included in remuneration policies; and	1.1 Climate Governance- Governance
(b)management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities, including information about:	1.1 Climate Governance- Governance
(iv) whether the role is delegated to a specific management-level position or management-level committee and how oversight is exercised over that position or committee; and	1.1 Climate Governance- Governance
(ii) whether management uses controls and procedures to support the oversight of climate-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions.	1.1 Climate Governance- Governance
Climate-related risks and opportunities	
(II) Strategy	
20.(a) describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term;	1.1 Climate Governance- Strategy
(b) explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk;	1.1 Climate Governance- Strategy

Climate-related Disclosures	Disclosure Section
(c) specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur; and	1.1 Climate Governance- Strategy
(d) explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making.	1.1 Climate Governance- Strategy
Business model and value chain	
21.(a) a description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain; and	1.1 Climate Governance- Strategy
21.(b) a description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets).	1.1 Climate Governance- Strategy
Strategy and decision-making	
22.(a) information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation. Specifically, the issuer shall disclose information about:	1.1 Climate Governance- Strategy
(i) current and anticipated changes to the issuer's business model, including its resource allocation, to address climate-related risks and opportunities;	1.1 Climate Governance- Strategy
(ii) current and anticipated adaptation and mitigation efforts (whether direct or indirect);	1.1 Climate Governance- Strategy
(iii) any climate-related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer's transition plan relies), or an appropriate negative statement where the issuer does not have a climate-related transition plan; and	1.1 Climate Governance- Strategy
(iv) how the issuer plans to achieve any climate-related targets (including any greenhouse gas emissions targets (if any); and	1.1 Climate Governance- Strategy
22.(b) information about how the issuer is resourcing, and plans to resource, the activities disclosed.	1.1 Climate Governance- Strategy
23. An issuer shall disclose information about the progress of plans disclosed in previous reporting periods.	1.1 Climate Governance- Strategy

132 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT 25.(a) how the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration: 1.1 Climate Governance- Strategy 24.(b) the climate-related risks and opportunities identified for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements. 1.1 Climate Governance- Strategy (i) the implications, if any, of the issuer’s assessment for its strategy and business model, including how the issuer would need to respond to the effects identified in the climate-related scenario analysis; 1.1 Climate Governance- Strategy (iii) he issuer’s capacity to adjust, or adapt its strategy and business model to climate change over the short, medium or long term; 1.1 Climate Governance- Strategy (ii) its planned sources of funding to implement its strategy; and 1.1 Climate Governance- Strategy Climate-related Disclosures Disclosure Section Financial position, financial performance and cash flows Current financial effect Anticipated financial effect Climate resilience 24.(a) how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; and 1.1 Climate Governance- Strategy (i) its investment and disposal plans; and 1.1 Climate Governance- Strategy 25.(b) how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities. 1.1 Climate Governance- Strategy (ii) the significant areas of uncertainty considered in the issuer’s assessment of its climate resilience; and 1.1 Climate Governance- Strategy Climate-related Disclosures Disclosure Section (III) Risk Management 26.(b) how and when the climate-related scenario analysis was carried out, including: 1.1 Climate Governance- Strategy (i) nformation about the inputs used, including: 1.1 Climate Governance- Strategy (1) which climate-related scenarios the issuer used for the analysis and the sources of such scenarios; 1.1 Climate Governance- Strategy (2) whether the analysis included a diverse range of climate-related scenarios; 1.1 Climate Governance- Strategy (3) whether the climate-related scenarios used for the analysis are associated with climate-related transition risks or climate-related physical risks; 1.1 Climate Governance- Strategy (4) whether the issuer used, among its scenarios, a climate-related scenario aligned with the latest international agreement on climate change; 1.1 Climate Governance- Strategy (5) why the issuer decided that its chosen climate-related scenarios are relevant to assessing its resilience to climate-related changes, developments or uncertainties; 1.1 Climate Governance- Strategy (6) time horizons the issuer used in the analysis; and 1.1 Climate Governance- Strategy (7) what scope of operations the issuer used in the analysis (for example, the operation, locations and business units used in the analysis); 1.1 Climate Governance- Strategy (ii) the key assumptions the issuer made in the analysis; and 1.1 Climate Governance- Strategy (iii) the reporting period in which the climate-related scenario analysis was carried out. 1.1 Climate Governance- Strategy 27.(a) the processes and related policies it uses to identify, assess, prioritise and monitor climate-related risks, including information about: 1.1 Climate Governance-Risk Management 26.(a) the issuer’s assessment of its climate resilience as at the reporting date, which shall enable an understanding of: 1.1 Climate Governance- Strategy

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Climate-related Disclosures	Disclosure Section
(i) the inputs and parameters the issuer uses (for example, information about data sources and the scope of operations covered in the processes);	1.1 Climate Governance-Risk Management
(ii) whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related risks;	1.1 Climate Governance-Risk Management
(iii) how the issuer assesses the nature, likelihood and magnitude of the effects of those risks (for example, whether the issuer considers qualitative factors, quantitative thresholds or other criteria);	1.1 Climate Governance-Risk Management
(iv) whether and how the issuer prioritises climate-related risks relative to other types of risks;	1.1 Climate Governance-Risk Management
(v) how the issuer monitors climate-related risks; and	1.1 Climate Governance-Risk Management
(iv) whether and how the issuer has changed the processes it uses compared with the previous reporting period;	1.1 Climate Governance-Risk Management
27.(b) the processes the issuer uses to identify, assess, prioritise and monitor climate related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities); and	1.1 Climate Governance- Strategy
27.(c) the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process.	1.1 Climate Governance- Strategy

Climate-related Disclosures	Disclosure Section
(IV) Metrics and Targets	
Greenhouse gas emissions	
28. An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO_2 equivalent, classified as:	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
28.(a) Scope 1 greenhouse gas emissions;	1.1 Climate Governance-Metrics and Targets Indicators Appendix-Key Performance
28.(b) Scope 2 greenhouse gas emissions; and	【Climate Response:Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
28.(c) Scope 3 greenhouse gas emissions.	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
29. (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions;	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators

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Climate-related Disclosures	Disclosure Section
29.(b) disclose the approach it uses to measure its greenhouse gas emissions including:	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
(i) the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions;	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
(ii) the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions; and	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
(iii) any changes the issuer made to the measurement approach, inputs and assumptions during the reporting period and the reasons for those changes;	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
29.(c) or Scope 2 greenhouse gas emissions disclosed, disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions; and	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators
29.(d) for Scope 3 greenhouse gas emissions disclosed, disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).	1.1 Climate Governance-Metrics and Targets Appendix-Key Performance Indicators

Climate-related Disclosures	Disclosure Section
Climate-related transition risks	
30. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks.	1.1 Climate Governance-Metrics and Targets
Climate-related physical risks	
31. An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks.	1.1 Climate Governance-Metrics and Targets
Climate-related opportunities	
32. An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities.	1.1 Climate Governance-Metrics and Targets
Capital deployment	
33. An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities.	1.1 Climate Governance-Metrics and Targets
Internal carbon prices	
34.(a) an explanation of whether and how the issuer is applying a carbon price in decision-making (for example, investment decisions, transfer pricing, and scenario analysis); and	1.1 Climate Governance-Metrics and Targets
34.(b)he price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions; or an appropriate negative statement that the issuer does not apply a carbon price in decision-making.	1.1 Climate Governance-Metrics and Targets
Remuneration	
35. An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement.	1.1 Climate Governance- Governance

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Climate-related Disclosures	Disclosure Section
Industry-based metrics	
36. An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry-based metrics associated with disclosure topics described in the IFRS S2 Industry-based Guidance on implementing Climate-related Disclosures and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks.	1.1 Climate Governance- Governance Key Performance Indicators
Climate-related targets	
37. An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose:	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets
37.(a) the metric used to set the target;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets
37.(b) the objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives);	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets

Climate-related Disclosures	Disclosure Section
37.(c) the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region);	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets
37.(d) the period over which the target applies;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets
37.(e) the base period from which progress is measured;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets
37.(f) milestones or interim targets (if any);	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets
37.(g) if the target is quantitative, whether the target is an absolute target or an intensity target; and	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance- Metrics and Targets

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Climate-related Disclosures	Disclosure Section
37.(h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target.	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including:	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
38.(a) whether the target and the methodology for setting the target has been validated by a third party;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
38.(b) the issuer's processes for reviewing the target;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets

Climate-related Disclosures	Disclosure Section
38.(c) the metrics used to monitor progress towards reaching the target; and	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
38.(d) any revisions to the target and an explanation for those revisions.	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
39. An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance.	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
40. For each greenhouse gas emissions target disclosed, an issuer shall disclose:	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets

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Climate-related Disclosures	Disclosure Section
40.(a) which greenhouse gases are covered by the target;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
40.(b) whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
40.(c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
40.(d) whether the target was derived using a sectoral decarbonisation approach; and	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
40.(e) the issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. In explaining its planned use of carbon credits, the issuer shall disclose:	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets

Climate-related Disclosures	Disclosure Section
(i) the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
(ii) which third-party scheme(s) will verify or certify the carbon credits;	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
(iii) the type of carbon credit, including whether the underlying offset will be nature-based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal; and	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
(iv) any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use (for example, assumptions regarding the permanence of the carbon offset).	【Climate Response: Leading the Low-Carbon Future】 1.1 Climate Governance-Metrics and Targets
Applicability of cross-industry metrics and industry-based metrics	
41. In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider the applicability of (i) cross-industry metrics (see paragraphs 28 to 35) and (ii) industry-based metrics (see paragraph 36).	1.1 Climate Governance-Metrics and Targets

138 CONTENTS ABOUT THIS REPORT BOARD MESSAGE CEO LETTER ABOUT XPENG XPENG GROUP’S SUSTAINABLE DEVELOPMENT SUSTAINABILITY GOVERNANCE ENVIRONMENTAL ASPECT SOCIAL ASPECT GOVERNANCE ASPECT APPENDIX XPENG GROUP 2025 ESG REPORT Dear reader, Thank you for reading the XPeng Inc. 2025 Environmental, Social and Governance Report. Please feel free to leave your valuable comments and suggestions here, which can help us further improve the quality of Mark your comments: (please tick in the box) Question Very good Average Poor Very poor Feedback Form Do you think this report has provided all the material information about the Company’s environmental, social and governance performance? Do you think the information and indicators disclosed in this report are clear, accurate and complete Do you think the content and design Do you have any suggestions for our future environmental, social and governance reports